

10010500

Manually Signed

As filed with the Securities and Exchange Commission on November 19, 2009

File No. 024-10258

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

WILBERT FUNERAL SERVICES, INC.
(Exact name of issuer as specified in its charter)

Illinois
(State or other jurisdiction of incorporation or organization)

2913 Gardner Road
Broadview, Illinois 60155
(708) 865-1600
(Address, including zip code, and telephone number, including area code, of the issuer's principal executive office)

Wm. Anthony Colson
President and Chief Executive Officer
Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, Illinois 60155
(708) 865-1600
(Name, address, including zip code and telephone number, including area code, of agent for service)

3272	36-4128481
(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

With Copies to:

William M. Schutte
Polsinelli Shughart PC
700 West 47th Street, Suite 1000
Kansas City, MO 64112
Telephone: (816) 753-1000
Fax: (816) 753-1536

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

1. Significant Parties

a. *The issuer's directors*:

Name	Business Address	Residential Address
F. Coll Bowen III	Wilbert Burial Vault Co. 195 Mendel Drive, SW Atlanta, GA 30336	269 West 26th Street Sea Island, GA 31561
Steven M. Bush	St. Louis Wilbert Vault, Inc. 3239 Alfred Avenue St. Louis, MO 63116	3417 N 5th Quincy, IL 62305
Paul E. Cooper	Cooper Wilbert Vault Co., Inc. 621 East Atlantic Avenue Barrington, NJ 08007	681 Elk Road Monroeville, NJ 08343
Terry G. Christenberry	C C Capital Advisors 1100 Main Street, Suite 1800 Kansas City, MO 64105	835 West 54th Terrace Kansas City, MO 64112
Randy L. Fehrenbacher	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	8317 Russell Circle Dalton City, IL 61925
C. James Mans	P.O. Box 290049 Kerrville, TX 78029	3730 Club View Court Kerrville, TX 78028
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Dennis P. Welzenbach	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	2321 W 123rd Terrace Leawood, KS 66209
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

b. *The issuer's officers*:

Name	Business Address	Residential Address
Michael F. Bogacki	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	168 Riverside Drive Northfield, IL 60093

Name	Business Address	Residential Address
Wm. Anthony Colson	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	16 Ivy Lane Oak Brook, IL 60523
Denny Wm. Knigga	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	1029 Hudson Bay Drive Greenwood, IN 46142
Adrian Lee	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	109 Viola Court Rolling Meadows, IL 60008
C. James Mans	P.O. Box 290049 Kerrville, Texas 78029	3730 Club View Court Kerrville, TX 78028
Judy L. Rossom	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	644 Lavina Court Bolingbrook, IL 60440
Joseph G. Weigel	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	3701 Elleby Court North Aurora, IL 60542
Terrence P. Whitlock	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	2319 Wilmington Court Naperville, IL 60565

c. *The issuer's general partners*:

Not applicable.

d. *Record owners of five percent or more of any class of the issuer's equity securities*:

Name	Business Address	Residential Address
J. Steven Bickes	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	7862 Timber Trail Decatur, IL 62521
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Joseph U. Suhor, III	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	11122 Brookwood Leawood, KS 66211

Name	Business Address	Residential Address
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

e. *Beneficial owners of five percent or more of any class of the issuer's equity securities*:

Name	Business Address	Residential Address
J. Steven Bickes	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	7862 Timber Trail Decatur, IL 65251
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Joseph U. Suhor, III	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	11122 Brookwood Leawood, KS 66211
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

f. *Promoters of the issuer*:

Not applicable.

g. *Affiliates of the Issuer*:

Not applicable.

h. *Counsel to the issuer with respect to the proposed offering*:

Polsinelli Shughart PC
700 West 47th Street, Suite 1000
Kansas City, MO 64112

i. *Each underwriter with respect to the proposed offering*:

Not applicable.

j. *The underwriter's directors*:

Not applicable.

k. *The underwriter's officers*:

Not applicable.

l. *The underwriter's general partners*:

Not applicable.

m. *Counsel to the underwriter*:

Not applicable.

2. Application of Rule 262

a. None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

b. Not applicable.

3. Affiliate Sales

a. No part of the proposed offering involves the resale of securities by affiliates of Wilbert, Inc.

4. Jurisdictions in Which Securities Are to be Offered

Indiana, North Carolina, Georgia, Pennsylvania, Texas, Nebraska, New York, South Carolina, Arkansas, Ohio, California, New Hampshire, Illinois, Iowa, Michigan, Florida, Minnesota, Wisconsin, North Dakota, Maryland, Mississippi, Tennessee, South Dakota, Kentucky, New Jersey, West Virginia, Alabama, Virginia, Kansas, Missouri, and Connecticut.

The issuer believe that the securities may be offered and sold in these states without registration of the securities being offered based on exemptions available in these jurisdictions with respect to (i) the offer and sale of securities by an issuer to its existing security holders and/ or (ii) the offer and sale of securities by an issuer to a limited number of purchasers within the jurisdiction.

5. Unregistered Securities Issued or Sold Within One Year

The issuer has not sold unregistered securities within one year of the filing date of the Offering Statement. In December 2008, unregistered shares totaling 177,437 of Company common stock were distributed to the shareholders of the Company's former parent company in a spin-off transaction. The spin-off occurred without registration based on the Company's understanding that the distribution of the shares in the spin-off transaction did not constitute a sale, and therefore were not required to be registered, under federal securities laws.

6. Other Present or Proposed Offerings

Not applicable.

7. Marketing Arrangements

Not applicable.

8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

9. Use of Solicitation of Interest Document

No written document or broadcast script was used by the issuer prior to the filing of this Notification.

PART II

OFFERING CIRCULAR

WILBERT FUNERAL SERVICES, INC.

(an Illinois Corporation)

Up to 150,000 Shares of Common Stock, $0.001 par value
Subscription Price: $20.00 per Share
Total Offering: $3,000,000 (150,000 Shares)

Wilbert Funeral Services, Inc. is offering to its shareholders of record as of ______, 2010 the right to subscribe to purchase up to 150,000 shares of its common stock (the "Shares") at a subscription price of $20.00 per share. See "Who May Invest" and "Plan of Distribution." The maximum number of Shares each of our eligible shareholders may subscribe for in the offering is subject to the allocation procedures set forth described in "Plan of Distribution – Structure of the Offering." The offering, which will terminate 60 days from the date of this Offering Circular, will be conducted in up to three phases. During the first phase of the offering, each of our eligible existing shareholders will be given the opportunity to subscribe to purchase up to such person's pro rata portion of the Shares being offered, based on the number of shares of common stock held of record by such person as of ________________, 2010 as compared with the total number of shares of common stock held of record by all of our existing shareholders at that time. This initial phase will expire at 5:00 p.m. Central time on _____________, 2010, unless extended by us. The closing on the purchase of any Shares subscribed for in the offering is conditioned on receipt of an opinion of tax counsel that the sale of Shares in the offering will not adversely affect the tax-free status of our spin-off from our former parent company. See "Plan of Distribution – Closing Condition." Pending satisfaction of this closing condition, all subscription amounts will be held in escrow for the benefit of subscribers. See "Plan of Distribution – Subscription Procedures." There is no minimum number of Shares that must be subscribed for in order to complete the offering.

We are headquartered in Broadview, Illinois with our principal executive office located at 2913 Gardner Road, Broadview, Illinois, 60155, and our telephone number is (708) 865-1600. Our web site address is: www.wilbertonline.com.

The date of this Offering Circular is _________, 2010.

	Subscription Price(1)	Commissions(2)	Proceeds To Company(3)
Per Share	$20	$-0-	$20
Total Maximum (150,000 Shares)	$3,000,000	$-0-	$3,000,000

(1) The subscription price is payable in full upon delivery of a subscription agreement. See "Plan of Distribution."
(2) The Shares are being offered on a "best efforts basis" by certain of our officers. No sales commissions or other remunerations will be paid to our officers in connection with the sale of the

Shares. No broker or dealer has been retained or is under any obligation to purchase any Shares. See "Plan of Distribution."

(3) The closing on the purchase of any Shares subscribed for in the offering is conditioned on receipt of an opinion of tax counsel that the sale of Shares in the offering will not adversely affect the tax-free status of our spin-off from our former parent company. See "Plan of Distribution – Closing Condition." Accordingly, there is no assurance that any or all of the Shares offered by this Offering Circular will be sold. The amounts shown are before deducting offering expenses, which are estimated to total approximately $250,000. See "Use of Proceeds."

The Shares are highly speculative and involve a high degree of risk (See "Risk Factors") and should be considered only by persons who can afford the loss of their entire investment.

Neither the Securities and Exchange Commission nor any state securities commission has passed upon the merits of or given its approval to the Shares being offered or the terms of the offering, nor have they passed upon the accuracy or completeness of this Offering Circular or other selling literature. These Shares are offered pursuant to an exemption from registration under the Securities Act of 1933 and certain state securities laws; however, neither the Securities and Exchange Commission nor any state securities commission has made an independent determination that the Shares offered are exempt from registration.

No person has been authorized to make representations or give any information on behalf of us or about the securities offered, except the information contained in this Offering Circular. You should not rely on any information outside of this Offering Circular.

You should not assume that the information in this Offering Circular is accurate as of any date other than the date on the front of the Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside of the United States, we have not done anything that would permit this offering or possession or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this Offering Circular must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this Offering Circular outside of the United States.

This Offering Circular does not constitute an offer or solicitation to anyone in any jurisdiction in which such an offer or solicitation is not permitted under applicable law or to any person who does not possess the qualifications discussed in this Offering Circular.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications that we believe to be reliable. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified.

Wilbert and The Wilbert Bronze are trademarks of Wilbert Funeral Services, Inc. in the United States and Canada. This Offering Circular also includes other trademarks of Wilbert Funeral Services, Inc.

TABLE OF CONTENTS

PAGE

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 1

SUMMARY 1

WHO MAY INVEST 2

OUR COMPANY 2

RISK FACTORS 5

OUR BUSINESS 13

USE OF PROCEEDS 20

CAPITALIZATION 21

MANAGEMENT 22

REMUNERATION OF DIRECTORS AND OFFICERS 26

SHAREHOLDERS OF THE COMPANY 30

DIVIDEND POLICY 31

LEGAL PROCEEDINGS 32

DESCRIPTION OF CAPITAL STOCK 32

CERTAIN TRANSACTIONS 34

PLAN OF DISTRIBUTION 35

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES 42

LEGAL MATTERS 45

WHERE YOU CAN FIND MORE INFORMATION 45

INDEX TO FINANCIAL INFORMATION 46

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular and the documents incorporated by reference into this Offering Circular contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect the current expectations concerning future results and events of Wilbert Funeral Services, Inc. These forward-looking statements generally can be identified by the use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are, or may be, forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. There may be additional risks, uncertainties and factors that we do not currently view as material or that are not necessarily known. We cannot make any assurance that projected results or events will be achieved. The forward looking statements included or incorporated by reference in this Offering Circular are only made as of the date of this Offering Circular or the respective incorporated document, and we do not have any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. The risk factors in the section entitled "Risk Factors" among others, could affect future results, causing these results to differ materially from those expressed in our forward-looking statements.

These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Offering Circular. We undertake no obligation to update any of the forward-looking statements made in this Offering Circular, whether as a result of new information, future events, changes in expectations or otherwise.

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any additional information. This Offering Circular is dated as of the date listed on the cover page of this Offering Circular. You should not assume that the information contained in this Offering Circular is accurate as of any date other than such date.

SUMMARY

From January 1997 to December 2008, we operated our business as a wholly owned subsidiary of Wilbert, Inc. ("WI"). In December 2008, ownership of our common stock was spun-off from WI to the shareholders of WI through a tax-free distribution of our shares. As a result of this transaction, we now operate our funeral services business independent of WI and its subsidiaries. Unless the context requires otherwise, in this Offering Circular we use the terms "we," "us," "our," and the "Company" to refer to Wilbert Funeral Services, Inc. The following summary is intended to give prospective investors a brief overview of certain aspects of the offering and the Company. This summary is qualified in its entirety by the more detailed discussions contained elsewhere in this Offering Circular, which prospective investors are urged to review prior to any investment decision.

The Company	Wilbert Funeral Services, Inc., an Illinois corporation located in Broadview, Illinois, sells burial vault liners and funeral service products to a network of licensed independently owned manufacturers of burial and urn vaults located throughout the United States and several located elsewhere in North America. See "Our Company" and " Our Business."
Offering	We are offering up to 150,000 Shares to our existing shareholders at $20.00 per Share. The opportunity to subscribe for Shares will first be allocated pro rata among our shareholders of record as of ________________, 2010 and thereafter to those shareholders who have subscribed to purchase the full amount of their pro rata interest and who express an interest in subscribing to purchase additional Shares. See "Plan of Distribution." Prior to the commencement of the offering, we had 177,437 shares of common stock outstanding. After the offering, 327,437 shares of common stock will be outstanding if all of the Shares offered are sold. See "Description of Capital Stock."
Use of Proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include identifying and developing new funeral and cremation products and services and funding expenditures associated with strengthening our licensee network. We also may use a portion of the net proceeds to acquire businesses, products, or services we believe to be complementary. However, we do not have agreements or commitments for any specific acquisitions at this time.
Risk Factors	The Shares offered hereby are speculative and an investment therein involves a high degree of risk. See "Risk Factors."

WHO MAY INVEST

Only our shareholders of record as of ____, 2010 may subscribe for the purchase of Shares in this offering. In addition, only those subscribers who remain the holders of record, as of the subscription closing date, of the common stock giving rise to the subscription rights in this offering may purchase Shares. In order to subscribe for Shares, you will be required to execute and deliver a subscription agreement. In the subscription agreement, you will be required to represent and warrant, among other things, that you are a shareholder of the Company as of the date of your subscription and that you are purchasing the Shares on your own behalf for investment purposes only. You will also need to confirm your place of residence.

Your should not participate in the offering if you are incapable of bearing the risks involved in owning Shares, including their lack of liquidity.

OUR COMPANY

General

We are a licensor of, and supplier to, independently owned concrete burial and urn vault manufacturers that are licensed to manufacture Wilbert brand burial and urn vaults under an

intellectual property license agreement. All revenues are generated through the activity of the licensee network.

We sell liners and funeral service products to independently owned manufacturers of concrete products, including burial and urn vaults, located throughout the United States and North America. This represents approximately 76% of our revenues. We provide our licensees a license to use our trademarks, trade names and patents pursuant to intellectual property agreements. This represents approximately 1% of our revenues. We manufacture metal vault forms and metal components used in constructing vaults as well as a line of metal vaults, known as The Wilbert Bronze, for sale to our licensees. This represents approximately 23% of our revenues.

We are headquartered in Broadview, Illinois with our principal executive office located at 2913 Gardner Road, Broadview, Illinois, 60155, and our telephone number is (708) 865-1600. Our web site address is: www.wilbertonline.com.

Corporate History

Our predecessor companies date back to 1880. In 1929, Wilbert H. Haase Co. was founded with the purpose of manufacturing patented burial vaults under the Wilbert trademark. In 1967, Wilbert H. Haase Co. changed its name to Wilbert, Inc. In 1997, we were created as a wholly owned subsidiary of WI to operate its funeral services business.

In December 2008, ownership of our common stock was spun-off from WI to the shareholders of WI through a distribution of our shares pursuant to the terms of a separation agreement dated December 27, 2008 (the "Separation Agreement"). As a result of this spin-off transaction, we now operate our funeral services business independent of WI and its subsidiaries.

The organizational chart below illustrates our relationship with WI immediately prior to and following the spin-off and the change in our direct ownership as a result of this transaction.


Before Spin-Off
Following Spin-Off
Share-holders Own 100%
Wilbert, Inc. (d/b/a Wilbert Plastics) Owns 100%
Wilbert Funeral Services, Inc.
Thermoform-ing Plastics, Inc.
Shareholders Own 100% of Wilbert Funeral Services, Inc. and 100% of Wilbert, Inc.
Wilbert, Inc. (d/b/a Wilbert Plastics) Owns 100%
Wilbert Funeral Services, Inc.
Thermoforming Plastics, Inc.

As a result of the consummation of the transactions specified in the Separation Agreement:

- our employees, assets (including plastic liner tooling and related patents) and liabilities, WI's Broadview, Illinois facility (the "Broadview Facility") and $3.5 million of WI's existing credit facility generally were transferred to, assumed by or retained by us;

- the remaining employees, assets, properties and liabilities of WI generally were transferred to, assumed by or retained by WI and WI continued its business of manufacturing and selling thermoform and injection molded plastic parts;

- our Articles of Incorporation and By-laws were amended and restated to be substantially the same as the Articles of Incorporation and By-laws of WI that were then in effect (except for the inclusion in our By-laws of certain restrictions on transfer and on serving as director on our board and on the board of WI and except as to the number of directors on our board);

- each WI shareholder on the spin-off record date received a dividend of one share of our common stock for every share of WI common stock then held by that shareholder;

- as the result of the dividend, WI shareholders received, at that time, 100% direct ownership of WI's funeral services business through their ownership of our common stock;

- following the dividend, WI's shareholders continued to hold 100% ownership of WI's industrial plastics business through their ownership of WI; and

- we and WI each refinanced a portion of WI's then existing credit facility with a new separate credit facility.

The spin-off followed the unanimous determination by the WI board of directors that the spin-off was in the best interest of WI shareholders. The following factors were considered by the WI board in approving the spin-off:

- the spin-off would result in more focused companies better able to respond quickly and successfully to changes in their respective industries;

- the spin-off would resolve existing conflicts between the interests of the funeral services business and the industrial plastics business;

- the spin-off would give each company the opportunity to create targeted incentives for its employees;

- the spin-off would allow each business to attract and retain superior management;

- the spin-off was expected to facilitate the companies in obtaining financing to expand their operations; and

- the spin-off would eliminate the risks of affiliation of two otherwise unrelated businesses.

For federal income tax purposes, the parties to the spin-off transaction treated the distribution as tax-free under Internal Revenue Code Section 355. In connection with the spin-

off, we entered into an agreement (the "Tax Matters Agreement") with WI that limits our ability to engage in certain transactions, including certain stock issuances for a two-year period following the spin-off transaction. See "Risk Factors -- Risks Arising From Our Tax Matters Agreement with WI." The Tax Matters Agreement does permit us to issue equity securities in a transaction, such as this offering, that would otherwise breach the terms of the agreement, provided that WI first receives an unqualified opinion from tax counsel that such transaction will not adversely affect the tax-free status of the spin-off.

RISK FACTORS

Investing in the Shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this Offering Circular, including our financial statements and the related notes, before investing in the Shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, you may lose some or all of your investment.

Risks Relating to the Business

Death rates in the U.S. have been declining since the 1950s. There is no meaningful near-term increase in the numbers of deaths.

The life expectancy of U.S. citizens has increased steadily since the 1950s and is expected to continue to do so for the foreseeable future. As the population of the United States continues to age, we anticipate the number of deaths in North America will be relatively flat until the number of deaths increase due to aging baby boomers who constitute a significant percentage of the U.S. population. A declining death rate, combined with no meaningful near-term increase in the number of deaths, shifts sales of our products into the future, which has an adverse effect on our financial condition, results of operations and cash flow in the near-term.

The increasing trend toward cremation may result in decreased revenues.

Cremations as a percentage of total U.S. deaths have increased steadily since the 1960s, and are also expected to continue to increase for the foreseeable future. Therefore, the number of U.S. cremations is gradually and steadily increasing, resulting in a lower demand for burial vaults, which was a contributing factor to lower burial vault sales volumes for our licensees in each of fiscal years 2008, 2007 and 2006. We expect these trends to continue into the foreseeable future and burial vault sales volumes will likely continue to be negatively impacted by the increasing trend toward cremation.

There is increasing competition from low cost retailers.

The rising cost of a traditional funeral has made funeral homes increasingly sensitive to the cost of the components of a funeral's total cost that do not accrue to their own benefit, such as the cost of a burial vault. In recent years, there has been an influx of retail outlets and internet websites specializing in the sale of funeral and cemetery products, particularly caskets and vaults. These types of businesses have grown in number and have caused pricing pressure in

certain markets, which has already adversely affected our licensees and, in turn, us. It is likely that such pricing pressures may have an increasingly adverse effect on our business.

The funeral services industry is subject to regulatory exposure.

The funeral services industry is heavily regulated at the federal and state levels. There is a continuous movement toward a stricter regulatory environment and we cannot predict the effect on our financial condition and operating results of a stricter regulatory environment.

We do not have a long operating history as a separate company.

Prior to the consummation of our separation from WI in December 2008, we operated as a wholly owned subsidiary of WI. Accordingly, until the separation, we had not been responsible for performing various corporate functions, including tax administration, treasury administration, compensation and benefits administration, investor relations, internal audit and risk management.

We are dependent on WI, our former parent company, as our sole source supplier of plastic burial vault liners and other plastic products.

We are dependent on WI as our sole supplier of plastic burial vault liners and other plastic products. We have entered into a supply agreement (the "Manufacturing and Supply Agreement") with WI pursuant to which WI manufactures plastic burial and urn vault liners exclusively for us. During fiscal year 2008, purchases of plastic products from WI totaled $23.7 million. If WI does not continue to effectively perform its obligations under the Manufacturing and Supply Agreement, we may not be able to operate our business effectively and our profitability may decline.

Upon the termination of the Manufacturing and Supply Agreement with WI, we may experience increased costs.

Our Manufacturing and Supply Agreement with WI expires in 2013, unless extended. If the agreement is not renewed after its expiration, we will be required to find another supplier for our plastic products. While we believe that we will be able to find another supplier or suppliers for these products on substantially similar prices and terms, no assurance can be given that we will not incur higher costs to obtain such products than we incurred under the terms of our current agreement with WI.

Our financing arrangement contains several restrictive covenants.

Our current credit facility contains a number of covenants imposing limitations. These restrictions may affect our ability to operate the business and may limit our ability to take advantage of potential business opportunities as they arise. The credit facility limits our ability to, among other things:

- incur additional indebtedness;
- pay dividends or make distributions in respect of our capital stock;

- create liens;
- make acquisitions; and
- change ownership.

The credit facility requires us to maintain a ratio of funded debt to earnings before interest, taxes, depreciation and amortization (referred to as the cash flow leverage ratio) of not more that two times the funded debt level and a ratio of earnings before interest and taxes to interest expense (referred to as the interest coverage ratio) of more than three times the amount of interest expense for the period. The Company is in compliance with these provisions under the credit facility as of September 30, 2009. Our ability to comply with these agreements and requirements may be affected by events beyond our control, including prevailing economic, financial and industry conditions and other risk factors set forth in this Offering Circular. The breach of any of these covenants or restrictions could result in a default under the credit facility. An event of default under other debt agreements, should they exist in the future, would permit the lender to terminate the line of credit prior to the date of its maturity and to declare all amounts borrowed from the lender to be immediately due and payable.

Recent global market and economic conditions, including those related to the credit markets, could have a material adverse effect on our business, financial condition and results of operations.

The recent worldwide financial and credit market disruptions and uncertainty have reduced the availability of credit. The shortage of credit combined with the recent substantial losses in equity markets and other economic developments could lead to an extended worldwide economic recession.

A general slowdown in economic activity caused by a recession could adversely affect our business in several ways. A continuation or worsening of the current credit markets and economic conditions could adversely affect our customers' ability to obtain sufficient credit or pay for our products within the terms of sale and, as a result, our reserves for doubtful accounts and write-offs could increase. If certain key or sole suppliers were to become capacity constrained or insolvent as a result of the global economic conditions, it could result in a reduction or interruption in supplies or a significant increase in the price of supplies.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and continuing contributions of our senior management to execute on our business plan, and to identify and pursue new product opportunities. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives. In addition, key personnel may be distracted by activities unrelated to our business. The loss of the services, or distraction, of our senior management for any reason could adversely affect our business, financial condition and results of operations.

If we are unable to develop new products to compliment our existing products and services, our growth prospects will be diminished.

Our current business continues to be negatively impacted by industry trends. If we are unable to timely develop and introduce new products and services, or enhance existing products and services, in response to these industry trends or customer requirements or demands, our growth prospects will be diminished.

The average sales prices of our manufactured and licensed products may decrease, which may reduce our gross profits.

We recently announced reduced pricing on certain of our products. Such pricing actions are evaluated in light of the competitive and economic conditions that exist in the marketplace. We attempt to assist our licensee manufacturers to be the lowest cost producer of burial vaults by supplying them with high quality materials at low prices. Recently announced pricing actions on burial vault liners (primarily plastic) are expected to result in lowering 2010 revenues by approximately $1.3 million. We have been able to obtain purchase price concessions from WI in order to substantially mitigate the net effect on our operations of this reduced revenue in 2010. Additional actions to offset the effect of these reduced prices are being implemented, but there can be no assurances given that the results of these cost reductions will be realized either now or in the future. In addition, the ability to pass through the effect of increases in raw material or manufacturing costs, should they occur, cannot be assured.

Increased prices for, or unavailability of, raw materials used in our products could adversely affect profitability or revenues. In particular, our results of operations continue to be adversely affected by changing prices for steel, copper, bronze, and fuel.

We use various commodities in the manufacture and delivery of our products. Volatility in the commodity markets may result in cost changes to us that may not be recoverable through pricing actions to our customers in a timely manner.

Tax Risks

Our issuance of Shares in the offering could cause the spin-off to be taxable, which could result in substantial tax liability for the WI shareholders who received our common stock in the spin-off and/or WI.

In connection with the spin-off, WI received an opinion of tax counsel to the effect that, subject to the accelerated taxation of certain deferred intercompany transactions, the spin-off would qualify as eligible for nonrecognition treatment for both WI and its shareholders under Section 355 of the Code. The opinion of counsel was based, in part, on assumptions and representations as to factual matters made by, among others, WI, members of WI management, members of WI's board of directors, and us, as requested by counsel, which, if incorrect, could jeopardize the conclusions reached by counsel. An opinion of counsel represents counsel's best legal judgment and neither binds the Internal Revenue Service nor any court, nor precludes the Internal Revenue Service from adopting a contrary position.

Even if the spin-off qualified as a tax-free distribution under Section 355 of the Code based upon the facts in existence at the time of the spin-off, our issuance of stock in the offering

could cause the spin-off to fail to qualify as a tax-free distribution under Code Section 355. Whether our issuance of stock in the offering will cause the spin-off to become taxable depends upon the application of rules contained in Code Section 355, including rules under Code Section 355(e) addressing acquisitions, dispositions or issuances of our stock. Under Section 355(e), if there are acquisitions, dispositions or issuances of our stock entered into as part of a plan or series of related transactions that includes the spin-off and that result in an acquisition of 50% or more of our stock outstanding (by vote or value), the distribution of our stock in the spin-off would be taxable to WI (but not WI's shareholders who received our stock in the spin-off). Current U.S. federal income tax law creates a presumption that, if there is a 50% or greater change in stock ownership during the four-year period that begins two years before the date of the spin-off, then the change in ownership is treated as pursuant to a plan with the spin-off unless it is established to the contrary. In this regard, we are aware of past transfers of approximately 18% of our stock that would be presumed to be part of such a plan in the absence of an applicable exception. In addition, the Internal Revenue Service could take the view that any issuance of our common stock in the proposed offering should be presumed to be part of such a plan. The Treasury Regulations currently in effect generally provide that whether transfers of stock before or after a spin-off are deemed part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury Regulations.

Whether the sale of Shares in the offering, when aggregated with the past transfers of ownership of our stock discussed above, will result in a determination that a 50% or greater change in our stock ownership has occurred depends on the extent to which such sales in the offering are taken into account for the purposes of Code Section 355(e). Under Code Section 355(e), an acquisition of stock shall not be taken into account to the extent that the percentage of stock owned directly or indirectly in a corporation by each person owning stock immediately before the acquisition does not decrease. Because the offering is pro rata to all of our shareholders, only changes in ownership resulting from those shareholders who decline to participate to the full extent of their pro rata portion of the offering will be taken into account for the purpose of calculating a change of ownership for the purposes of Section 355(e). If, for example, each of our current shareholders elects to purchase their full pro rata portion of the offering, all 150,000 Shares being offered will be placed, but no change in the equity ownership of the Company will have occurred for the purposes of Code Section 355(e). As this example demonstrates, the greater the pro rata participation in the offering, the less likely a 50% change of ownership will occur. For this reason, we believe receipt of subscriptions during the initial phase of the offering from existing shareholders holding at least 31% of our common stock outstanding indicating their agreement to purchase their full pro rata portion of the Shares available to them will be an important factor in avoiding a determination that a 50% or greater change in ownership has occurred. If the spin-off complied with all of the provisions of Code Section 355 other than Code Section 355(e), then WI would be subject to tax on the spin-off as if it had sold the common stock of our company in a taxable sale for its fair market value, but the WI shareholders who received our common stock in the spin-off would nonetheless be entitled to tax-free treatment with respect to the spin-off. However, if the spin-off failed to satisfy the provisions of Code Section 355 generally, then, in addition to WI's being subject to tax on the spin-off, WI's shareholders who received our common stock in the spin-off would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. In either case, the tax liability that would be incurred by WI

and/or its shareholders, as applicable, as a result of failing to qualify for tax-free treatment under Code Section 355 would be substantial.

To guard against WI or its shareholders who received our stock in the spin-off incurring tax liability due to a violation of Code Section 355, we have conditioned the sale of Shares in the offering on receipt of an opinion of tax counsel that the offering will not adversely affect the tax-free status of the spin-off. See "Plan of Distribution – Closing Condition." The opinion will be based on, among other things, a determination, for Code Section 355(e) purposes, that closing on the subscriptions received in the offering, when aggregated with certain other issuances and transactions in our stock during the period beginning on the date which is two years before the date of the spin-off and ending on the subscription closing date, will not result in a 50% or greater change, by vote or value, in our stock ownership. The opinion of counsel will be based, in part, on certain assumptions and representations as to factual matters, as requested by counsel, which, if incorrect, could jeopardize the conclusions reached by counsel. An opinion of counsel represents counsel's best legal judgment and neither binds the Internal Revenue Service nor any court, nor precludes the Internal Revenue Service from adopting a contrary position.

Risks Arising From our Tax Matters Agreement with WI

If the offering causes the spin-off to be taxable, we will incur significant indemnification liability under the Tax Matters Agreement.

In connection with the spin-off, we entered into the Tax Matters Agreement with WI. Under the Tax Matters Agreement, we would be required to indemnify WI from and against any liability for tax that is attributable to or results from the sale of Shares in the offering causing the spin-off to not qualify as a tax-free distribution under Section 355 of the Code.

As discussed above, our sale of Shares pursuant to the offering could cause the spin-off to fail to qualify as tax-free under Code Section 355 (either under the 50% rule of Section 355(e) or more generally). See "Tax Risks - *Our issuance of stock in the offering could cause the spin-off to be taxable, which could result in substantial tax liability for the WI shareholders who received our common stock in the spin-off and/or WI.*" If the offering causes the spin-off to be taxable, then we will incur substantial indemnification liability under the Tax Matters Agreement. Our indemnification obligations under the Tax Matters Agreement are not limited by any maximum amount.

To satisfy our obligations under the Tax Matters Agreement with respect to contemplated Share issuances pursuant to the offering and to otherwise guard against our incurring indemnification liability under the Tax Matters Agreement, we have conditioned the sale of Shares in the offering on receipt of an opinion of tax counsel that the offering will not adversely affect the tax-free status of the spin-off. See "Plan of Distribution – Closing Condition." As noted above, the opinion of counsel will be based, in part, on certain assumptions and representations as to factual matters, as requested by counsel, which, if incorrect, could jeopardize the conclusions reached by counsel. An opinion of counsel represents counsel's best legal judgment and neither binds the Internal Revenue Service nor any court, nor precludes the Internal Revenue Service from adopting a contrary position.

Our ability to engage in desirable strategic transactions and equity issuances is limited by the Tax Matters Agreement we entered into with WI.

To preserve the tax-free treatment to WI and its shareholders of the spin-off, we are prohibited by the terms of the Tax Matters Agreement, except in specified circumstances, from:

- issuing equity securities, except with the approval of WI;
- engaging in certain business combinations or asset sale transactions; or
- engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

These Tax Matters Agreement restrictions, which continue until December 28, 2010, may prevent us from entering into transactions that might be advantageous to our business and our shareholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. In addition, we may be less attractive to a potential acquirer and reduce the possibility that an acquirer will propose or seek to effect certain transactions with us.

Risks Relating to this Offering and Our Common Stock

No Dividends.

While payment of dividends on our common stock rests with the discretion of our board of directors, there can be no assurance that dividends can or will ever be paid. Payments of dividends are contingent upon, among other things, future earnings, if any, our financial condition, capital requirements, general business conditions, and other factors that cannot be predicted. It is unlikely that we will pay dividends on the Shares in the foreseeable future. See "Description of Capital Stock."

Lack of liquidity with respect to the Shares.

Prior to this offering, there has been no public market for our common stock. No public market for our common stock will develop as a result of this offering. Moreover, our by-laws, as amended, contain restrictions on the ability of our shareholders to transfer their shares of common stock. Accordingly, there is little opportunity for liquidity with respect to the Shares.

Subscription Price for the Shares.

The subscription price for the Shares in this offering was set by our board of directors and does not necessarily bear any relationship to the book value of our assets, results of operations, cash flows, financial condition or any other established criteria for value. Accordingly, you should not consider the subscription price as an indication of the actual value of the Shares.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately

increase the value of your investment. We expect to use the net proceeds from this offering for working capital and other general corporate purposes, which may include identifying and developing new funeral and cremation products and services and funding expenditures associated with strengthening our licensee network. We also may use a portion of the net proceeds to acquire businesses, products, or services we believe to be complementary. However, we do not have agreements or commitments for any specific acquisitions at this time. We might not be able to yield a significant return, if any, on any investment of these net proceeds.

We may cancel the offering at any time without further obligation to you.

We may, in our sole discretion, cancel the offering before it terminates. If we cancel the offering, we will not have any obligation to you with respect to the subscription rights except to return any subscription payment received, without interest or deduction, as soon as practicable.

If you do not exercise your Phase I subscription right in full, your percentage ownership and voting rights in the Company will likely be diluted.

If you choose not to subscribe to purchase any Shares available to you in Phase I of the offering, you will continue to own your current number of Company shares, but your percentage ownership and voting rights in the Company will be diluted if and to the extent that other shareholders participate in the offering. In this same regard, if you do not exercise your Phase I subscription right in full, your percentage ownership and voting rights in the Company, at the completion of this offering, will likely be diluted. In addition, if you do not subscribe to purchase your full pro rata portion of the Shares available to you in Phase I, you will not be eligible to subscribe for Shares that remain unsubscribed after the expiration of Phase I. See "Plan of Distribution – Structure of the Offering -- Phase I."

We cannot guarantee that you will receive any or the entire amount of Shares for which you over-subscribed in Phase III of the offering.

Phase III Eligible Shareholders who fully exercise their Phase III basic subscription right will be entitled to subscribe for an additional number of Shares that remain unsubscribed as of the expiration of Phase III of the offering. We will allocate the available Shares among the Phase III Eligible Shareholders who over-subscribe in the proportion by which the number of Shares each such Phase III Eligible Shareholder subscribed to purchase through the Phase III basic subscription right bears to the total number of Shares that all over-subscribing Phase III Eligible Shareholders subscribed to purchase through the Phase III basic subscription right. If you are a Phase III Eligible Shareholder and you subscribe for additional Shares pursuant to your Phase III over-subscription privilege, we cannot guarantee that you will receive any or the entire amount of Shares for which you over-subscribed. If the pro rated amount of Shares allocated to you in connection with your Phase III over-subscription privilege is less than your over-subscription request, then the excess funds held by the escrow agent on your behalf will be returned to you promptly without interest or deduction and we will have no further obligations to you. See "Plan of Distribution – Structure of the Offering – Phase III."

You may not receive all the Shares you subscribe for pursuant to your Phase III over-subscription privilege. Until that determination is made, you will not have use of your funds.

If you are a Phase III Eligible Shareholder and you subscribe for additional Shares pursuant to your Phase III over-subscription privilege, you may not be able to purchase all of the Shares you subscribe for pursuant to your Phase III over-subscription privilege, which is dependent on the number of Shares subscribed for pursuant to the Phase III basic subscription rights and the total number of Shares subscribed for pursuant to the Phase III over-subscription privileges. As a result, a Phase III Eligible Shareholder cannot be assured of receiving any Shares subscribed for pursuant to such person's Phase III over-subscription privilege and may forego use of such person's funds pending allocation of available Shares.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights may be rejected.

An eligible shareholder of our common stock who desires to purchase Shares in a phase of the offering must act promptly to ensure that the applicable subscription agreement and subscription payment are delivered by the scheduled expiration date of the applicable phase of the offering.

If you fail to complete and sign the required subscription agreement, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise of subscription rights in the offering, we may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. We have the sole discretion to determine whether a subscription properly follows the subscription procedures.

OUR BUSINESS

General

All of our revenues are generated through the activity of the licensee network. We sell our brand name products through our licensee network and serve our independently owned licensees with assistance in sales and marketing, education and training, technical services and other products and services. Under an intellectual property license agreement described in the section "Licensees," the licensees have the right to manufacture and sell Wilbert brand concrete burial vaults and urn vaults, as well as certain other branded items such as cremation urns and memorialization products in specified territories throughout the United States and Canada.

We sell liners and funeral service products to licensed independently owned manufacturers of concrete products, including burial and urn vaults, located throughout the United States and North America. This represents approximately 76% of our revenues. We provide our licensees a license to use our trademarks, trade names and patents pursuant to intellectual property agreements. This represents approximately 1% of our revenues. We manufacture metal vault forms and metal components used in constructing vaults as well as a line of metal vaults, known as The Wilbert Bronze, for sale to our licensees. This represents approximately 23% of our revenues. We derive our revenues through sales of our manufactured products and products that we source from others only to our licensees. Our licensees also pay royalties to us based upon interment of our products by the individual licensee.

We sell our licensees the following products: vault forms, metal and plastic vault liners, adhesives, coatings, various connective components and related products. The plastic liners we sell are made of heavy gauge plastic. Our metal liners are a more protective, and therefore more costly, option that can be selected by the customer. Revenues are based upon a standard price list for our products. Standard terms and conditions of sales require payment for the goods and services within 30 days from the date of shipment, although there are certain situations where extended terms may be given. Late charges are assessed when payments are not received on a timely basis, and various other actions are taken to enforce our credit policies.

We also offer our cremation choices program, which provides training and educational aid for both licensees and funeral directors on the merchandising of cremation, cremation products and cremation services.

Licensees market and sell burial and urn vault products and other licensed products primarily to funeral homes and, to a lesser extent, cemeteries located in their geographical territories under the Wilbert brand name and various other trade names owned by us. Licensees use the vault form to pour the concrete perimeter of the vault, apply metal or plastic liners to the vault's interior using adhesives, attach various connective components to the vault, and deliver and sometimes install the vault at the cemetery.

We manufacture the metal vault forms and certain connective metal components used in constructing the vaults. We also manufacture the metal vault liners we sell to our licensees. We purchase the other products we sell from third parties, including plastic liners, which we purchase from WI's industrial plastic group. We also have a supply contract with Daubert Chemical Company, Inc. ("Daubert") under which we purchase adhesives that are used in securing liners to the walls of the burial vaults and urn vaults.

We maintain an inventory of the products we manufacture at our various facilities. These products are delivered throughout North America by means of common carriers. With respect to the out-sourced plastic vault liners and urns, we take delivery of these products at our distribution facilities in Gastonia, North Carolina and White Bear Lake, Minnesota and inventory and deliver them from these locations using common carriers. With respect to the adhesives we sell, we take delivery of these products at our various facilities and deliver these products from these facilities by means of common carriers.

Competition

We compete on the basis of product quality, price, delivery, and customer service. We believe we have a strong market position due to our reputation for high-quality products. We also believe our licensees are the price leaders among the providers of concrete burial vaults in the United States. Our primary national competitors include Doric Vaults, Eagle Vaults, Trigard, Clark Vaults, and MS Vaults.

Although we were the original patent holder for the Unidex process, which binds wet concrete, adhesive, and plastic liner, all of our competitors use this technology today, with only the specific adhesive differing among them. Nonetheless, funeral home operators are typically brand loyal, offering their customers only a single company's product line. This loyalty is derived from the service we provide, as well as the services provided by our licensees, ensuring timely delivery and installation of products to the cemetery and the funeral home. Brand

recognition is low among the final consumers of our products and technology (the families of the deceased).

Licensees

We believe that most licensees' core business is the manufacture and sale of pre-cast concrete products, of which Wilbert burial vaults and urn vaults is an important subset. Our management estimates that less than 50% of our licensees manufacture and sell only burial vaults, urn vaults or other outer burial containers. In addition to the pre-cast concrete products business, a minority of the licensees have diversified their businesses to include other death-care products and services (e.g., operating crematoriums, providing embalming services, selling monuments and grave-digging) as well as various non-death-care activities (e.g., providing excavation services).

The overall health of the licensees' businesses, especially their pre-cast concrete products' businesses, is important to us because healthy businesses are more likely to maintain their vault unit volumes in the face of price competition and are more willing and able to invest in marketing and customer service activities that pull volume through our business and enhance the Wilbert brand. When Wilbert vault unit volumes decline, our sales of both consumable supplies and vault forms decline. Lower vault unit volumes of a licensee enable that licensee to defer their purchase of replacement forms because their existing forms deteriorate at a slower rate.

We have an intellectual property license agreement (the "License Agreement") with each of our licensees. Pursuant to the License Agreement, the licensee is granted an exclusive license to use our intellectual property in the manufacture, processing, distribution, marketing, servicing, and sale of burial vaults and urn vaults in the licensee's geographic territory. Among other provisions, if certain minimum unit sales amounts specified in the License Agreement are not achieved, the licensee is considered in breach of the License Agreement. A default of the License Agreement occurs if the licensee fails to adhere to specified quality standards or to maintain compliance with certain credit conditions. A default of the License Agreement can result in termination of the License Agreement.

The licensee pays specified royalty amounts to us. The License Agreement permits a licensee to produce or sell our competitors' products but prohibits a licensee from producing or distributing competing products using our intellectual property. The term of all of the License Agreements expires August 31, 2015, but the License Agreement provides each licensee a right of first refusal at this date to a new license with us covering the licensee's current geographic territory.

Industry Trends Affecting the Company

Along with our licensees whose sales are concentrated in burial vaults and urn vaults, we have faced difficult business conditions during the past eight years due to persistent annual declines in vault unit sales. These declines are indicative of the following key trends in the United States:

- a declining death rate, which shifts unit sales into the future;

- the geographic dispersion of the population, which means a declining proportion of deaths, resulting in traditional funerals and casket burials (thus negatively impacting vault unit sales);

- the rising cost of a funeral (in part, the joint product of fewer traditional funerals and funeral homes' high fixed cost structure), which has made funeral homes increasingly sensitive to the cost of those components of a funeral's total cost that do not accrue to their own benefit, such as the cost of burial vaults;

- the rising rate of alternative forms of disposal, most notably cremation and double-depth burial vaults that directly reduce unit sales of Wilbert burial vaults (which are solely single-depth vaults); and

- the more recently elevated number of U.S. military veterans' deaths coincides with an initiative by the Veterans Administration ("VA") to build new national cemeteries, which is contributing to a reduction in unit sales of Wilbert burial vaults, because these national cemeteries mandate double-depth burial vaults and because many veterans and their spouses are accepting the VA's offer of a well-subsidized burial in a national cemetery.

The following table compares the decline in unit sales of Wilbert burial vaults, the decline in the U.S. death rate, and the rise in the cremation rate, which is the number of cremations as a percent of the total number of deaths in a given period, during the period from 2001 through 2008. The information was obtained from internal surveys, the Cremation Association of North America, the Center for Disease Control, and industry websites. The information regarding U.S. Death Rates for 2007 and 2008 are estimates as is the information concerning the cremation rates for 2008.

	2001	2002	2003	2004	2005	2006	2007	2008
Wilbert Burial Vault Unit Sales.	359,703	357,819	348,537	332,357	329,536	316,564	306,439	293,948
% Change from Prior Year	-1.1%	-0.5%	-2.6%	-4.6%	-0.8%	-3.9%	-3.2%	-4.1%
U.S. Death Rate (Per 1,000)	8.48	8.47	8.42	8.17	8.26	8.10	8.26	8.27*
% Change from Prior Year	-0.6%	-0.2%	-0.5%	-3.0%	1.2%	-1.9%	2.0%	0.1%
Cremation rate	26.9%	27.8%	28.4%	30.9%	32.3%	33.6%	34.9%	36.1%
% Change from Prior Year	2.7%	3.3%	2.2%	8.8%	4.5%	4.0%	3.9%	3.4%

The death-care industry has encountered some adversity over the past few years. Even though all indicators have shown the actual number of deaths has been increasing, the U.S. death rate, which measures the number of deaths per 1,000 persons, has declined. Moreover, in 2008, the death rate was 8.27 deaths per thousand, indicating nearly a 2.5% decline since 2001. A declining death rate shifts unit sales into the future. In the medium term, this trend is expected to damage the industry's activity levels and operating profits but, given the overall growth of the U.S. population and the continued aging of the baby boom generation, the industry should stabilize in approximately a decade.

The trend in the cremation rate depicted above is believed to be part of a long-run trend that is driven both by society's changing views on the acceptability of cremation and by the rising cost of a traditional funeral. According to the Cremation Association of North America, the cremation rate is expected to increase from an estimated 36.1% in 2008 to 57.3% in 2025.

The burial segment of the industry has been affected by the increasing acceptance of cremation as an alternative to traditional burial.

Cremation, mausoleums, single and double depth lawn crypts and the consolidation of funeral homes have created a highly competitive market. The $15 billion death-care industry is aggressively marketed by multinational corporations, and funeral services and products are sold over the phone, through the mail, door to door, the internet and shopping malls.

Historically, the funeral home business has been highly fragmented. However, a consolidation trend, which commenced in the early 1990s but was somewhat abated in the late 1990s, appears to be on the rise again. We believe that the customer base for our licensees will continue to consolidate as national and regional chain operators continue to acquire funeral homes and cemeteries.

Regulation

We are subject to a variety of federal, state, and local laws and regulations relating to environmental, health, and safety concerns, including the handling, storage, discharge, and disposal of hazardous materials used in or derived from our manufacturing processes. We believe that we are in substantial compliance with such statutes, ordinances and regulations and that such compliance will not have a material adverse effect on our capital expenditures for the remainder of our current fiscal year and for a reasonably foreseeable time thereafter.

The Federal Trade Commission ("FTC") administers the trade regulation rule on funeral industry practices ("Funeral Practices Rule"). The purpose of the Funeral Practices Rule is to prevent unfair deceptive acts or practices in connection with the provision of funeral goods or services. In April 1984, the Funeral Practices Rule became fully effective. The Funeral Practices Rule, which applies to the customers of our licensees, contains minimal guidelines for funeral industry practices, requires extensive price and other affirmative disclosures and imposes mandatory itemization of funeral goods and services.

A number of jurisdictions regulate the sale of pre-need services and the administration of any resulting trust funds or insurance contracts. Many states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for pre-need sales of products and services and increased trusting requirements. These proposals could have an adverse effect on the pre-need programs of our licensees.

From time to time, the federal government, states and other regulatory agencies have considered and may enact additional legislation or regulations that could affect our business.

Employees

As of September 30, 2009, we employed 62 persons on a full-time basis. Our management considers employee relations to be satisfactory. None of our employees is covered under collective bargaining agreements.

We have not entered into employment agreements with any of our employees.

Our Suppliers

We use stainless steel, copper and bronze sheets in the manufacture of our metal vaults. Most of the raw materials used in the products we manufacture are generally available from several sources.

The changing prices of raw materials used in our products, including steel, fuel, petroleum based products, and fuel related delivery costs, have a direct and sometimes negative effect on our profitability. We generally do not engage in hedging transactions with respect to these purchases, but do enter into fixed price supply contracts at times. We have taken steps and have plans and actions in place to mitigate the impact of rising raw material and fuel prices, including sales price adjustments. However, there can be no assurance that we will be able to anticipate and react quickly to all changing raw material prices in the future.

Historically, we have instituted annual price increases to help offset the impact of inflation and other rising cost factors.

We are dependent on single sources for our plastic liners and adhesive and coating products. During fiscal year 2008, purchases of plastic products from WI totaled $23.7 million and purchases of adhesive and coating products from Daubert totaled $3.1 million.

We have secured a long-term supply agreement for our plastic liners. As part of the spin-off, we entered into an exclusive five-year Manufacturing and Supply Agreement with WI under which we receive plastic burial and urn vault liners and other plastic products from WI. This agreement automatically renews for additional two-year terms unless terminated by either party by written notice at least one year prior to expiration of the then-current term. During fiscal year 2008, purchases of plastic products from WI totaled $23.7 million. The 2009 and 2010 base prices for the products to be sold to us were established based on negotiations we had with WI. The negotiated base prices took into account then current costs and pricing, and provided WI with a profit margin appropriate in a contract negotiated at arm's length. The 2009 base prices went into effect on January 1, 2009 and the 2010 base prices will go into effect on January 1, 2010. According to the agreement, product prices may be increased or decreased from time to time (based on 60 day advance notice), based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs. If WI does not continue to effectively perform its obligations under the Manufacturing and Supply Agreement, we may not be able to operate our business effectively and our profitability may decline. However, we believe that we would be able to find another supplier or suppliers for our plastic products on substantially similar prices and terms, which would allow us to operate our business effectively and maintain our profitability.

We have approximately 18 months remaining on our supply agreement for our adhesive and coating products. Our ten-year supply agreement with Daubert expires in April 2011. Under the term of this agreement, Daubert supplies all of our requirements for adhesive and coating products. Daubert supplies the products covered by this agreement exclusively to us and we have agreed to purchase not less than $2.1 million of product each year that the agreement is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage changes of the direct cost of raw materials. Annual price changes may also be made based on the percentage increase in

Daubert's direct labor cost. If Daubert fails, for any reason, to perform on this supply agreement, we believe we would be able to find another supplier or suppliers for our adhesive and coating products on substantially similar prices and terms.

Our Credit Facility

We have entered into a credit facility with Bank of America, N.A. The credit facility consists of a $10 million unsecured revolving line of credit that is available to us through December 26, 2011. Interest on loans obtained as a result of the facility is charged at the London Interbank Offered Rate ("LIBOR") plus 150 or 175 basis points depending on certain financial ratios achieved by us. The credit facility limits our ability to, among other things, incur additional indebtedness; pay dividends or make distributions in respect of our capital stock; create liens; make acquisitions; and change ownership. The credit facility requires us to maintain a ratio of funded debt to earnings before interest, taxes, depreciation and amortization (referred to as the cash flow leverage ratio) of not more than two times the funded debt level and a ratio of earnings before interest and taxes to interest expense (referred to as the interest coverage ratio) of more than three times the amount of interest expense for the period. The Company is in compliance with these provisions under the credit facility as of September 30, 2009. Total borrowings under this facility amounted to $100 thousand as of September 30, 2009.

Intellectual Property

We own and license a number of patents on the products and manufacturing processes that are of importance to us, but we do not believe any single patent or related group of patents is of material significance to our business as a whole.

We also own and license a number of trademarks and service marks relating to our products and services. In addition to "Wilbert" and "The Wilbert Bronze," we believe the following trademarks or service marks are significant to our business as a whole:

- Avondale
- Cameo Rose
- Corrugated Choices
- Cremation Choices
- Karine Bouchard Series
- Legacy
- Life's Reflections
- Loved and Cherished
- Marbelon
- MemoryCapsule
- Monticello
- SST/Triune
- Strentex
- Triune
- Unidex
- Venetian
- Veteran Triune
- Wilbert DataVault
- Wilbert Foundation & Design
- Wilbert Memorial Services
- Wilbert Ovation
- WilbertWay

Our ability to compete effectively depends, to an extent, on our ability to maintain the proprietary nature of our intellectual property. However, we may not be sufficiently protected by our various patents, trademarks and service marks. Additionally, certain of our existing patents, trademarks or service marks may be challenged, invalidated, cancelled, narrowed or circumvented. Beyond that, we may not receive the pending or contemplated patents, trademarks or service marks for which we have applied or filed.

We vigorously seek to enforce our intellectual property rights. However, we cannot ensure that the copying and sale of our products by others would not materially adversely affect the sale of our products.

Transition Services Agreement

In connection with the spin-off, we entered into a Transition Services Agreement with WI in order to provide for an orderly transition of our business becoming independent of WI. Pursuant to the Transition Services Agreement, which expired in December 2009, WI provided us with various services relating to human resources, finance, treasury, and information technology at agreed-upon pricing based on cost allocations prior to the spin-off totaling approximately $480 thousand for the year ending December 31, 2009. This agreement has been extended on an informal basis with respect to information technology services. We are in the process of developing our own information technology systems. Accordingly, our reliance on WI for this remaining service should be eliminated in the near future.

Property

We own our 98,700 sq. ft. headquarters/manufacturing facility in Broadview, Illinois. We lease distribution facilities in Gastonia, North Carolina and White Bear Lake, Minnesota from WI for which it is anticipated that WI will be paid approximately $219 thousand in 2009. All facilities are suitable for their intended purpose, are being efficiently utilized and are believed to provide adequate capacity to meet demand for the next several years.

USE OF PROCEEDS

Net proceeds of this offering are expected to be $2,750,000 if all 150,000 Shares offered hereby are sold. We intend to commit these proceeds for the following uses and in the following order of priority (i) to identify and develop new funeral and cremation products and services and (ii) to fund expenditures associated with strengthening our licensee network. We may also use a portion of the net proceeds to acquire businesses, products, or services we believe to be complementary. However, we do not have agreements or commitments for any specific acquisitions at this time. We have not determined the percentage of net proceeds that will be committed to each anticipated use. In the event less than all of the Shares being offered are sold, we do not anticipate any change in the order of priority for the use of net proceeds. We may alter the priorities if an attractive business acquisition opportunity is presented to us prior to the funds being used for other purposes. We will have broad discretion in the way we use the net proceeds.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009. This table should be read together with our balance sheet as of September 30, 2009, as set forth under "Financial Statements."

	As of September 30, 2009
Total Debt	$ 100,000
Stockholders' Equity:	
Common Stock, $0.001 par value 1,000,000 shares authorized, 177,437 shares outstanding	$ 177
Paid in Capital	$ 823
Retained Earnings	$ 11,866,238
Total Shareholders' Equity	$ 11,867,238
Total Capitalization	$ 11,967,238

MANAGEMENT

Officers, Directors and Significant Employees

Our board of directors consists of nine members. Our directors and executive officers, and key employees are as follows:

Name	Position
Michael F. Bogacki	Chief Financial Officer
F. Coll Bowen, III	Director
Steven M. Bush	Director
Terry G. Christenberry	Director
Wm. Anthony Colson	President and CEO
Paul E. Cooper	Director
Randy L. Fehrenbacher	Director
Denny Wm. Knigga	V.P. Operations
Adrian Lee	Director of Procurement & Logistics
C. James Mans	Director, Chairman
Charles P. Morley	Director
Judy L. Rossom	Chief Accounting Officer
Joseph G. Weigel	V.P. Marketing
Dennis P. Welzenbach	Director
Terrence P. Whitlock	Exec. V.P., Secretary and Treasurer
John B. Williams	Director

The following is a description of the business background of each of our directors, officers, and key employees:

Michael F. Bogacki joined us in August 2009 as our Chief Financial Officer. Prior to that time, Mr. Bogacki had served as Vice President, Mergers and Acquisitions for Intertek Consumer Goods North America, an organization that provides testing, inspection and certification services, from 2006 to 2008. Prior to Intertek, he was the Chief Financial Officer, Portfolio Companies for The Blackstone Group, a New York based investment banking and alternative investment advisory firm. Mr. Bogacki has also served in various senior financial roles for several other organizations, including Feralloy Corporation, a Chicago based steel service center, and Farley Industries, Inc., a diversified manufacturing conglomerate whose primary holding was Fruit of the Loom, Inc. and began his career with Arthur Young & Company (now Ernst & Young). Mr. Bogacki is a CPA, holds a bachelor of science degree in commerce with a concentration in accounting from DePaul University, has an MBA from The University of Chicago and is 55 years old.

F. Coll Bowen, III has served on our board since the spin-off. Mr. Bowen served as a director of WI from May 2006 until the spin-off. Mr. Bowen has been the President of Wilbert Burial Vault Co. since 1993 and the President of Greenwood Cemetery, Inc. since 1995. Mr. Bowen was formerly the corporate treasurer of United Waste Service from 1990 to October of 1995. Mr. Bowen attended the University of Georgia and majored in Economics. Mr. Bowen is 57 years old.

Steven M. Bush has served on our board since the spin-off and, prior to the spin-off, was a director of WI from August 2007 until the spin-off. Mr. Bush has been President of S.M. Bush since February 1999. Prior to that he served as President of Quincy Wilbert Vault Co. Inc. and General Manager and then President of St. Louis Wilbert Vault and New Baden Wilbert Vault. Mr. Bush is 53 years old.

Terry G. Christenberry has served on our board since the spin-off and has been a director of WI since December 1997. From 1994 until October 2009, Mr. Christenberry was the President of the investment banking firm of Christenberry Collet & Co., Inc. of Kansas City, Missouri. In October 2009, Christenberry Collet & Co. combined with Country Club Bank to become C C Capital Advisors, a division of County Club Financial Services, Inc. Mr. Christenberry is a managing director of the new firm. Prior to that, he was Executive Vice President of H.B. Oppenheimer & Co., President of its Investment Banking Division and founder and President of its broker-dealer subsidiary from 1986 to 1994. Mr. Christenberry has over 35 years of business experience, including 10 years at a nationally recognized public accounting firm. Mr. Christenberry holds a B.A. in Mathematics from Texas Christian University and a Masters degree in Business Administration in Finance from Southern Methodist University. Mr. Christenberry is 63 years old.

Wm. Anthony Colson has been our President and CEO since April 2008. Prior to joining our company, Mr. Colson was Vice President & General Manager of Pella Window & Door from 2006 to 2008. He also served in the capacities of President, Legacy Management Partners from 2004 to 2006, and in various positions at Batesville Casket Co. from 1988 to 2004. Mr. Colson has a B.A. in Communication & Organizational Development from Indiana University. Mr. Colson is 50 years old.

Paul E. Cooper has served on our board since May 2009. Mr. Cooper is the President of Cooper Wilbert Vault Co., Inc. and has held this position since 1979. Mr. Cooper is also

President of Cooper Vault Co., Inc. of Delaware and has held this position since 1981. Further, Mr. Cooper is the President of Cooper Monument Company and of P&J Cooper Supply Co. Inc. of Barrington, New Jersey and has held these positions since 1986 and 1994, respectively. Mr. Cooper is 61 years old.

Randy L. Fehrenbacher has served on our board since May 2009. He has been Vice President & COO of Bickes Inc. since June of 1990. Mr. Fehrenbacher joined the Bickes organization in 1983 and served as general manager prior to his position as Vice President and Chief Operating Officer. Mr. Fehrenbacher is 57 years old.

Denny Wm. Knigga has been our Vice President of Operations since July of 2008. Prior to joining our company, he held a position as a lean management consultant to one of the largest defense contractors, BAE. At BAE, he was responsible for the design and cellular production of the MRAP vehicle for the Iraqi theater of operations. He held various leadership positions in Batesville Casket from 1989 to 2006. As the Director of Operations he successfully closed the Campbellsville, Kentucky plant and was a leader for the transition of lean implementation within the manufacturing operations. Mr. Knigga began his manufacturing career with General Motors in 1969 in the Indianapolis stamping facility as an Industrial Engineer and rising to a shift superintendent in his 20-year career. He holds an MBA from Butler University in Indianapolis. Mr. Knigga is 62 years of age.

Adrian Lee has been our Director of Procurement and Logistics since July of 2008. Prior to joining our company he served as an Operations Manager at Pella Windows and Doors from 2006 to 2008, Operations Project Manager with Target Commercial Interiors from 2000 to 2006 and also has experience as a buyer for Dayton Hudson Corporation. He has a BFA degree in Commercial Interior Design and Computer Graphics, Certified PMP (Project Management Professional) and received certification on Six Sigma Black Belt. Adrian Lee is 40 years old.

C. James Mans has served as our chairman of the board and director since the spin-off. Mr. Mans has been a director and chairman of the board of WI since August 2007, having previously served as a director of WI from May 2003 through May 2006 and as Lead Director of WI from May 2004 through May 2005. Mr. Mans is the owner of Magnum Sawing & Coring, Inc., a company engaged in concrete coring and sawing and has been self-employed as a business consultant since January 2000. He is currently a certified public accountant, licensed in the State of Indiana. Mr. Mans was employed by KPMG LLP from February 1963 to December 1999, serving as an audit partner with KPMG LLP from October 1971 to December 1999. Mr. Mans received a Bachelor of Business Administration from Oklahoma University in 1963. Mr. Mans is 68 years old.

Charles P. Morley has served as a director for us since the spin-off. Prior to the spin-off, Mr. Morley served as a director of WI from 1998 through March 2007 and from May 2008 until the spin-off. Mr. Morley has been an owner and treasurer of Sabbow & Company, Inc., a concrete manufacturer, and, since September 2004, has been its President. Mr. Morley has over 40 years of business experience, including 10 years in public accounting and 19 years in funeral services. Mr. Morley is a certified public accountant and licensed attorney. Mr. Morley received a B.S. from Northland College, a M.S. degree in English from Eastern Illinois University, an MBA with emphasis in Accounting and Tax from Eastern Illinois University, and a Juris Doctor degree from Massachusetts School of Law. Mr. Morley is 64 years old.

Judy L. Rossom joined us in August 2009 as our Chief Accounting Officer. Prior to joining our company, Ms. Rossom most recently served as Secretary and Treasurer for WI where she held various senior financial roles since 2001. Prior to WI, Ms. Rossom was a senior accountant at Spraying Systems Company, a worldwide manufacturer of industrial spray nozzles headquartered in Chicago. Ms. Rossom is a Certified Public Accountant. Ms. Rossom holds a Bachelor of Business Administration-Accounting from Benedictine University and an MBA with an emphasis in Managerial Finance from DePaul University. Ms. Rossom is 43 years old.

Joseph G. Weigel has been our Vice President of Marketing since July 2008. Prior to joining our company, he was employed at Batesville Casket Company from July 1994 to July 2008. During his fourteen-year tenure with Batesville, he served in their cremation, marketing and human resources departments. Prior to that, he spent a number of years in advertising, working for regional and national ad agencies managing franchised restaurant accounts. Mr. Weigel received a B.S. in Journalism from Ball State University and an MBA with an emphasis in marketing from Xavier University. Mr. Weigel is 55 years old.

Dennis P. Welzenbach has served on our board since May 2009. He has been an executive with Suhor Industries for 22 years, having served in the positions of Vice President of Finance, Executive Vice President, Chief Operating Officer, and Chief Financial Officer. Prior to joining Suhor Industries, Mr. Welzenbach was a practicing CPA with Ernst & Whinney for eight years. Mr. Welzenbach has a B.A. in Accounting from St. Ambrose University, is a Certified Public Accountant, and is a licensed funeral director. Mr. Welzenbach is 57 years old.

Terrence P. Whitlock has been with us since July 1985. He served as our Assistant Controller and Controller from 1985 through 2000. In addition, he was appointed Secretary and Treasurer of Joliet Wilbert Vault from March 1997 until its sale in June 1999. Since June 2000, Mr. Whitlock has served as our Executive Vice President, Secretary and Treasurer. He also serves as a Trustee of The Wilbert Foundation and holds the office of Treasurer. Mr. Whitlock earned a B.S. in Accounting from Illinois State University, a Masters degree in Business Administration from Illinois Benedictine, and is a CPA. Mr. Whitlock is 49 years old.

John B. Williams has served as a director for us since the spin-off. Prior to the spin-off, Mr. Williams served as a director of WI from September 1975 through March 2007 and from August 2007 until the spin-off, and as chairman of the board of WI in 1978 and from September 1985 through September 1994. Mr. Williams has been the President and owner of The Williams Organization, a group of companies that manufacture and service burial vaults, since 1975. He is president and co-owner of Arnold-Wilbert Corporation, a manufacturer and distributor of death care products and other concrete products, since 1985. Mr. Williams received a Bachelor of Science in Business Administration in 1967 and a Masters degree in Business Administration with a concentration in Finance in 1972, each from The American University. Mr. Williams is 65 years old.

Our directors serve for a term of one year or until their successor is duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors. None of the executive officers have employment agreements. None of the executive officers are related to one another or to any of the members of the board of directors.

The board has three standing committees: an audit committee, a nominating/ corporate governance committee and an executive committee.

With respect to the audit committee, our 2007 and 2008 financial information was included in the audited financial statements of our former parent company and separate audited financial statements were not issued for our company. However, our company expects to have its financial statements audited in the future. Therefore, our board established an audit committee. The audit committee is composed of Messrs. Christenberry (chairman), Mans, Morley and Welzenbach.

The audit committee has the general responsibility for establishing and maintaining communications with our internal and independent accountants, reviewing the methods used and audits made by the auditors in connection with our financial statements and reviewing with the auditors our financial and internal accounting controls.

The audit committee met with our former parent's independent accountants regarding WI's financial statements for 2008 to discuss any issues related to our company that the accountants believed should be brought to the audit committee's attention. The audit committee has engaged those same independent accountants to audit our company's financial statements for 2009 and has met with the independent accountants to discuss their planned audit approach for our company.

The nominating/corporate governance committee: (i) assists our board by determining desired qualifications for board members, identifying individuals meeting those qualifications, and recommending to the board director nominees for the next annual meeting of shareholders or nominees to fill vacancies on the board that may occur between shareholder meetings; (ii) reviews annually the qualifications and independence of board members and makes recommendations in the composition of the board; (iii) recommends to the board corporate governance guidelines regarding director independence; (iv) annually reviews such guidelines and the provisions of its charter to confirm that such guidelines and its charter remain consistent with sound corporate governance practices and with legal or regulatory requirements; (v) monitors the board's compliance with its guidelines and leads the board in an annual review of the board's performance and takes action to effect changes in incumbent directors if deemed appropriate; and (vi) performs such other duties required by its charter or assigned by the board. This committee is also responsible for the oversight of the business ethics and compliance program adopted by the board and the corporate governance charter for the board adopted in connection with the spin-off. The nominating/corporate governance committee is composed of Messrs. Bowen (chairman), Bush, Christenberry, Fehrenbacher and Williams.

The primary purpose of the executive committee is to assist our board by exercising the full power and authority of the board between board meetings and while our board is not in session. The executive committee has all of the power and authority of our board, except for the limitations imposed on the authority of committees of a board of directors under Illinois corporation law. The executive committee is composed of Messrs. Mans (chairman), Bowen, Morley and Christenberry.

REMUNERATION OF DIRECTORS AND OFFICERS

Executive Summary

Our board determines the compensation policy for executive officers and determines their compensation by applying such policy. The following provides an overview of our

compensation philosophy and programs for the principal executive officer, as well as our four other most highly compensated executive officers as of January 1, 2009, referred to herein as the "Named Executive Officers":

Wm. Anthony Colson, President & Chief Executive Officer (CEO)

Terrence P. Whitlock, Executive Vice President, Corporate Secretary and Treasurer

Joseph G. Weigel, Vice President of Marketing

Denny Wm. Knigga, Vice President of Operations

Adrian Lee, Director of Procurement & Logistics

We have adopted a pay-for-performance compensation policy for our Named Executive Officers, which links compensation to a combination of personal and Company goals. The following elements comprise the total compensation awarded to our Named Executive Officers: base salary, cash- based short-term incentive award under our short-term incentive plan, and other allowances.

We target all elements of our compensation program to provide compensation opportunity at or near the median of the peer group. Actual payouts under these programs can be above or below the median based on Company and personal performance.

Our annual performance award is linked directly to short-term Company goals and performance, in line with our "pay-for-performance" philosophy. The Company's executives participate in the same group benefit programs, on substantially the same terms as other salaried employees.

Our compensation program is designed to attract, motivate, reward, and retain executives. The board exercises discretion in determining compensation actions when necessary due to extraordinary changes in the economy, unusual events, or overall Company performance.

2008 Compensation of Officers

With respect to the fiscal year 2008, the following table sets forth for the named executive officers that were serving as such at December 2008: (i) their name and principal positions; (ii) portion of the year covered; (iii) the dollar value of base salary or compensation earned during the portion of the year covered; (iv) the amount of discretionary bonus paid in fiscal 2008; (v) the dollar value of the amounts paid during the portion of the year covered to redeem shares granted to them under our phantom stock plan; and (vi) other compensation in the form of automobile allowance, moving allowance (which is subject to repayment by the Named Executive Officer under certain circumstances) and match contributions under the 401(k) plan.

	Base Salary / Compensation ($)	Discretionary Bonus($)	Phantom Stock Redemption($)	Other Compensation ($)	Total Compensation ($)

	Base Salary / Compensation ($)	Discretionary Bonus($)	Phantom Stock Redemption($)	Other Compensation ($)	Total Compensation ($)
Wm. Anthony Colson President & CEO (from April 23, 2008)	150,473	0	0	31,587	182,060
Terrence P. Whitlock Executive Vice President	176,800	39,700	12,817	12,612	241,929
Joseph G. Weigel Vice President of Marketing (from July 14, 2008)	66,346	0	0	12,423	78,769
Denny Wm. Knigga Vice President of Operations (from July 21, 2008)	63,462	0	0	11,444	74,906
Adrian Lee Director of Procurement & Logistics (from July 28, 2008)	44,423	0	0	10,000	54,423

Prior to fiscal 2008, certain of our employees were granted awards under WI's phantom stock plans, which provided for the grant of "phantom shares" from WI that, subject to vesting requirements, WI was under the obligation to redeem under certain circumstances, referred to herein as the "Phantom Plans." In connection with the spin-off, WI agreed to fix, based on an agreed estimated fair market value of approximately $350.00 per share (which estimated fair market value was approximately the net book value per share of WI at the respective date of grant), the amounts owed to certain employees under the Phantom Plans and pay out such amounts in accordance with certain accelerated payment schedules. Plan participants in this arrangement included one of our employees, Terrence Whitlock. Also in connection with the spin-off, we assumed the responsibility for paying the amount owed to Mr. Whitlock as well as certain previously fixed amounts due to Mr. Whitlock and a former employee under the Phantom Plans. The amounts assumed by us totaled approximately $102,000 at December 2008.

Short Term Incentive Compensation Plan for 2009. As mentioned above, we have put in place a short term incentive compensation plan for the Named Executive Officers based on the achievement of predetermined levels in the following:

- Unit Sales Volume of Plastic Liners;
- Unit Sales Volume of Metal Liners;
- Cremation Revenues; and
- Pretax Income.

The short term incentive plan is based upon a percentage of the participant's base salary, ranging from 15% to 40% depending upon the individual. The payouts under the plan are based

upon the achievement of certain minimum and maximum levels of achievement of the above referenced metrics. No payments are made if the threshold level of 80% of the predetermined metric is not achieved and payments are capped at the achievement of 130% of the predetermined metric. The metrics have the following weighting and display the minimum payout levels should the threshold levels be achieved and the maximum payout level:

Metric	Weight	Threshold	Outstanding
Plastic Liners	15%	10%	200%
Metal Liners	35%	10%	200%
Cremation sales	10%	10%	200%
Operating Income	40%	10%	200%

Other Benefit Programs. Substantially all of our employees are eligible to participate in our health and dental, 401(k) defined contribution, short and long-term disability, and life insurance plans.

In connection with the spin-off, we became responsible for all obligations with respect to our employees who were enrolled in the WI Non-Qualified Supplemental Retirement Plan and Non-Qualified Salary Deferral Plan. As of December 2008, Mr. Whitlock was the only remaining employee participating in the Non-Qualified Salary Deferral Plan and no current employees participate in the Non-Qualified Supplemental Retirement Plan. The Non-Qualified Salary Deferral Plan allows the employee to allocate a portion of their annual salary up to 10% into a funded plan managed by a trustee. The employee obtains the benefit of tax deferral on their contributions to the plan as well as any income related to these deferred amounts. There are no matching provisions for contributions to be made to the plan by the Company. The Company currently pays the annual expenses of the plan.

2008 Compensation of Directors

Because we were a wholly owned subsidiary of WI until the spin-off, which was consummated at the end of the WI and our 2008 fiscal year, there were no annual retainers for our directors in 2008. Our sole director prior to the spin-off did not receive any separate remuneration for such services. In 2009, annual retainers for our directors are being paid in quarterly installments, except for the chairman of the board who receives the retainer payment on a monthly basis. The following is the fee schedule that is currently effective for our non-employee directors:

Board Meeting Fees	Special Telephone Board Meeting Fees	Committee Meeting Fees to Non-Employee Directors & Chair Per Meeting		
Non-employee & Chairman or Lead Directors (per meeting)	Non-employee Directors & Chair or Lead Director (per meeting)	Audit Committee* and Task Forces** (per meeting)	Nominating/Corporate Governance committee (per meeting)	Any other committee (per meeting)
$1,750	$250	$1,000* $1,500**	$750	$500

Annual Retainer

Audit Committee Chair	Nominating/Corporate Governance Committee Chair	Non-employee Chairman (or Lead Director)
$6,000	$4,000	$30,000

Licensee Directors	Outside Directors
$4,000	$30,000

It is currently our policy that our employees do not receive any remuneration for serving as a director, if such is the case.

Indemnification of Directors and Officers

Our amended and restated articles of incorporation currently contain provisions to eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty as a director (with certain exceptions). Our by-laws, as amended, currently contain provisions that indemnify, subject to certain exceptions, any director, officer, employee or agent who was or is a party or threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding (whether brought or conducted by a third party or by or in the right of the Company) against expenses, including attorneys' fees, judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding and based on or relating to any actual or alleged acts or omissions or neglect or breach of duty. Such expenses shall generally be paid by us on behalf of the indemnified party prior to termination of the proceedings if the indemnified party undertakes to repay us in the event the indemnification is determined ultimately not to be available to such person. The indemnification provisions in our by-laws, as amended, are not exclusive and the general indemnification provisions of Illinois law, or separate indemnification agreements, if any, are entered into by us in accordance with Illinois law, will also apply.

SHAREHOLDERS OF THE COMPANY

The table below sets forth, as of September 30, 2009, except as otherwise noted, certain information concerning the beneficial ownership of shares of our common stock by: (i) each director; (ii) each officer; (iii) our directors and officers as a group; and (iv) any person known to beneficially own over 5% of our common stock outstanding. Included are shares held by entities or trusts that are owned or controlled by the director, officer, or beneficial owner and as to which he or she has or shares voting or investment power. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Applicable percentage ownership is based on 177,437 shares of common stock outstanding as of September 30, 2009.

Except as otherwise indicated, the address of each beneficial owner is c/o Wilbert Funeral Services, Inc., 2913 Gardner Road, Broadview, Illinois 60155.

Name	Number	%	Title
Michael F. Bogacki	-0-	-0-	Officer
F. Coll Bowen, III	2,304	1.30%	Director
J. Steven Bickes[1]	9,224	5.20%	N/A
Steven M. Bush	300	*	Director
Terry G. Christenberry	500	*	Director
Wm. Anthony Colson	- 0 -	- 0 -	Officer
Paul E. Cooper	485	*	Director
Randy L. Fehrenbacher	- 0 -	- 0 -	Director
Denny Wm. Knigga	- 0 -	- 0 -	Officer
Adrian Lee	- 0 -	- 0 -	Officer
C. James Mans	- 0 -	- 0 -	Director and Officer
Charles P. Morley	13,079	7.37%	Director
Judy L. Rossom	- 0 -	- 0 -	Officer
Joseph U. Suhor, III[2]	35,738	20.1%	N/A
Joseph G. Weigel	- 0 -	- 0 -	Officer
Dennis P. Welzenbach	2,136	1.20%	Director
Terrence P. Whitlock	5	*	Officer
John B. Williams	15,114	8.52%	Director
Current directors and named executive officers of the Company as a group (16 persons)	33,923	19.12%	
Total	78,885	44.17%	

* Less than 1%

DIVIDEND POLICY

Dividends may be paid to holders of common stock when, as and if declared by our board of directors out of funds legally available for such purpose, subject to any contractual restrictions on the payment of dividends. Our board of directors does not currently anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the business. Illinois corporation law provides that dividends may only be paid out of capital surplus or out of earnings. Other than this legal restriction on the payment of dividends, there are no other limitations on our ability to pay dividends to our shareholders. Our payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, our operating and financial condition and other factors deemed relevant by our board.

---

[1] Mr. Bickes's address is c/o Bickes, Inc., 919 West Eldorado Street, Decatur, IL 62522.

[2] Mr. Suhor's address is c/o Suhor Industries, Inc., 10965 Granada Lane, Suite 300, Overland Park, KS 66211.

LEGAL PROCEEDINGS

We are, from time to time, involved in routine litigation incidental to our operations. We intend to vigorously defend or resolve any such matters by settlement, as appropriate. Litigation is inherently uncertain and always difficult to predict. However, based on our understanding and evaluation of the relevant facts and circumstances, we believe that the routine litigation to which we may be a party is not likely, in the aggregate, to have a material adverse effect on our results of operations, financial position or cash flows.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated articles of incorporation and by-laws, as amended. For more detailed information, please see our amended and restated articles of incorporation and by-laws, as amended, which are filed as exhibits to the Offering Statement of which this Offering Circular forms a part.

Our authorized capital stock consists of 1,000,000 shares of common stock, $0.001 par value, and 50,000 shares of preferred stock $0.001 par value. As of September 30, 2009, we had 177,437 shares of common stock outstanding, held of record by 215 shareholders, and no shares of preferred stock.

Common Stock

The holders of the common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and are entitled to cumulate votes in the election of directors. In the election of directors, a shareholder is entitled to as many votes as are equal to the number of such shareholder's shares, multiplied by the number of directors to be elected. A shareholder may "cumulate" these votes and cast all for one nominee, or may distribute such votes among two or more director nominees. Under certain circumstances, cumulative voting may enable a minority shareholder to gain representation on the board of directors even if the shareholder holds a small percentage of our shares outstanding. At the present time (assuming all shareholders eligible actually voted), a shareholder with at least 17,744 shares or approximately 10% of the common stock outstanding utilizing its cumulative voting rights could elect one person to our board. Assuming all of the Shares are sold and the size of our board remains unchanged, one person could be elected to our board with 32,744 shares or approximately 10% of the shares of common stock then outstanding.

Subject to preferences that may be applicable to any shares of preferred stock outstanding, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for such purpose. In the event we liquidate, dissolve or wind up operations, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any shares of preferred stock outstanding. There are no redemption or sinking fund provisions applicable to the common stock.

The holders of the common stock do not have any preemptive rights to acquire stock of any kind hereafter issued or authorized.

Preferred Stock

Our board of directors has the authority, without further action by our shareholders, to issue from time to time up to 50,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock (or the ability to issue preferred stock) could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock. After the closing of this offering, no shares of preferred stock will be outstanding.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

Our amended and restated articles of incorporation and by-laws, as amended, contain provisions that may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals that a shareholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, establishing notice of transfers of beneficial ownership and advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholders' meetings.

Restrictions on Transfer

Our by-laws, as amended, contain restrictions on the ability of a shareholder to transfer his, her or its shares of our capital stock. Under these restrictions, our shares of capital stock, including our common stock, may not be sold, assigned, disposed of or otherwise transferred, except for:

- transfers to other Company shareholders;
- transfers by gift, bequest or operation of the laws of descent;
- transfers to an entity unaffiliated with us pursuant to a merger, consolidation, stock-for-stock exchange or similar transaction involving us;
- transfers by a partnership to its partners;
- transfers to other persons who are not existing shareholders of the Company, provided that the transfers would be exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the private placement exemption provided by Section 4(2) of the Securities Act, as if the transferor were the issuer of the subject shares, and further provided that the transferee is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act; and
- transfers pursuant to an effective registration under the Securities Act simultaneous with a registration of our stock under Section 12 of the Securities Exchange Act of 1934, as amended.

The stock certificates for the Shares purchased in the offering will bear a legend referencing these transfer restrictions.

CERTAIN TRANSACTIONS

In addition to the compensation arrangements of our directors and executive officers discussed above under "Remuneration of Directors and Officers," the following is a description of transactions during the previous two years (excluding any transactions with WI prior to the spin-off) or any presently proposed transactions, to which we have been or will be a party in which the amount involved exceeded or will exceed $50,000 and in which any of our directors, executive officers, current beneficial holders of more than 10% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Transactions with WI in Connection with and subsequent to the Spin-off

The following officer of our company and each of the following members of our Board of Directors are beneficial owners of common stock of WI: Terrence P. Whitlock, F. Coll Bowen, III, Steven M. Bush, Terry G. Christenberry, Paul E. Cooper, Charles P. Morley, Dennis P. Welzenbach, and John B. Williams. In addition, Joseph U. Suhor, III, who beneficially owns over 10% of our common stock, is a beneficial owner of common stock of WI. Further, C. James Mans, our Chairman of the Board, is also the Chairman of the Board of WI. As previously discussed, until the December 2008 spin-off transaction, we were a wholly-owned subsidiary of WI. In connection with the spin-off, we entered into a number of agreements with WI, including a long-term supply agreement. As a result of their ownership of stock in WI, each of these named individuals, except Mr. Mans, may be deemed to have a material indirect interest in our transactions with WI in connection with and subsequent to the spin-off. Although Mr. Mans is not a shareholder of WI, he may be deemed to have a material indirect interest in these same transactions with WI, by virtue of his position as an officer of that company.

Ordinary Course Sales

Certain of our directors are affiliated with one or more of our licensees as an employee, officer, or equity holder of such licensee. In addition, Mr. Suhor, who beneficially owns more than 10% of our common stock, is an officer and the owner of Suhor Industries, Inc., a licensee of the Company. As such, these individuals may be deemed to have a material indirect interest in our transactions with the licensees with which they are affiliated. During the fiscal years ended December 2007 and December 2008, our sales to Suhor Industries, Inc. and licensees with an affiliated person on our board of directors accounted for approximately 20% and 22% of our total sales, respectively. Such sales were made under the same terms and conditions as sales to all other licensees. See "Our Business – General."

The breakdown of these sales is as follows:

Person	Licensee	2007 Percent of Total	2008 Percent of Total
Randy L. Fehrenbacher	Bickes, Inc.	5.68%	6.11%
Paul E. Cooper	Cooper-Wilbert Vault Co., Inc.	0.82%	0.72%
Charles P. Morley	Sabbow & Co., Inc.	0.81%	0.85%
Steven M. Bush	Steven M. Bush d/b/a Quincy Wilbert Vault Co.	1.66%	1.62%
Dennis P. Welzenbach/ Joseph Suhor	Suhor Industries, Inc.	8.58%	9.71%
John B. Williams	Williams Wilbert Vault Works, Inc. Arnold-Wilbert Corporation Nebraska Wilbert Vault Co., Div. of Sioux City Wilbert Vault Co. Sioux City Wilbert Vault Co. West Grantham Associates, LLC	1.28%	1.27%
F. Coll Bowen, III	Wilbert Burial Vault	1.38%	1.35%

Indemnification of Officers and Directors

Our amended and restated articles of incorporation and by-laws, as amended, provide that we will indemnify each of our directors and officers to the fullest extent permitted by Illinois law. See "Remuneration of Directors and Officers – Indemnification of Directors and Officers" above for more details.

PLAN OF DISTRIBUTION

Structure of the Offering

We are offering to our shareholders of record as of ________, 2010 the right to subscribe to purchase up to 150,000 Shares at a subscription price of $20.00 per Share. In addition to being a record holder of our shares of common stock on ____________________, 2010, you must remain the holder of record, as of the subscription closing date, of the common stock giving rise to your subscription rights in this offering to be eligible to purchase Shares in the offering. See "Who May Invest." The maximum number of Shares that you and our other eligible shareholders may subscribe for in the offering is subject to the allocation procedures set forth below. The offering will be conducted in up to three phases and will terminate 60 days from the date of this Offering Circular. A closing of the subscriptions received will occur at the expiration of the final phase of the offering. No fractional Shares will be issued as a result of the offering. There is no minimum number of Shares that must be subscribed for in order to complete the offering.

Phase I. During the first phase ("Phase I") of the offering, each of our eligible existing shareholders will be given the opportunity to subscribe to purchase up to such person's pro rata portion of the Shares being offered, based on the number of shares of common stock held of record by such person as of _________________, 2010 as compared with the total number of shares of common stock held of record by all of our existing shareholders at that time. For example, if you owned as of ________________, 2010 1% of our common stock then outstanding, you may subscribe for up to 1% of the Shares being offered in Phase I or 1,500

Shares (150,000 X 1%). We will round up or down the aggregate number of Shares you are entitled to receive in Phase I to the nearest whole number.

The number of Shares that you may subscribe to purchase in Phase I is set forth on the subscription agreement that has been delivered to you with this Offering Circular.

Phase I will expire at 5:00 p.m. Central time on _____________, 2010, unless extended for such additional period as we deem appropriate in our sole discretion. To subscribe for Shares during Phase I of the offering, you must complete the subscription agreement and deliver it, along with your subscription payment, in accordance with the subscription procedures discussed below, prior to the expiration of Phase I. If you fail to timely exercise your Phase I subscription right, your rights to subscribe for Shares in the offering will expire.

You may exercise all or a portion of your Phase I subscription right, or you may choose not to subscribe to purchase any Shares available to you in Phase I. If you choose not to subscribe to purchase any Shares available to you in this phase, you will continue to own your current number of Company shares, but your percentage ownership and voting rights in the Company will be diluted if and to the extent that other shareholders participate in the offering. In this same regard, if you do not exercise your Phase I subscription right in full, your percentage ownership and voting rights in the Company, at the completion of this offering, will likely be diluted. In addition, if you do not subscribe to purchase your full pro rata portion of the Shares available to you in Phase I, you will not be eligible to subscribe for the Shares that remain unsubscribed after the expiration of Phase I.

Phase II. If any Shares remain unsubscribed after the expiration of Phase I, the remaining Shares will be made available for subscription in a second phase ("Phase II") of the offering. Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase I (the "Phase II Eligible Shareholders") will be permitted to subscribe for Shares in Phase II. Accordingly, you will only be able to subscribe to purchase Shares in Phase II if you agreed to purchase your full pro rata portion of the Shares available for subscription by you in Phase I. During Phase II, each Phase II Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares as equals such Phase II Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase I compared to the number of Shares agreed to be purchased by all Phase II Eligible Shareholders in Phase I. We will round up or down the aggregate number of Shares each Phase II Eligible Shareholder is entitled to receive in Phase II to the nearest whole number.

The number of Shares available for purchase in Phase II will be set forth in a supplement to this Offering Circular which will be distributed to the Phase II Eligible Shareholders. If you are a Phase II Eligible Shareholder, the number of Shares that you may subscribe to purchase in Phase II will be set forth on a separate subscription agreement that will be delivered to you with the Offering Circular supplement for Phase II.

Subscriptions for the Shares available in Phase II must be received by 5:00 pm Central time on the day that is 10 calendar days following the date of the Offering Circular supplement for Phase II (or, if that day is not a business day, the first business day after such day), unless the Company extends the expiration of this phase for such additional period as the Company deems appropriate in its sole discretion. If you fail to timely exercise your Phase II subscription right,

your right to subscribe for Shares in Phase II and any subsequent phase of the offering will expire.

You may exercise all or a portion of your Phase II subscription right, or you may choose not to subscribe to purchase any Shares available to you for subscription in Phase II. However, if you do not subscribe to purchase your full pro rata portion of the Shares available to you in Phase II, you will not be eligible to subscribe for Shares that remain unsubscribed after the expiration of Phase II.

The Phase II supplement discussed above (as well as any supplement with respect to Phase III of the offering) will only be used to notify eligible shareholders of the total number of Shares remaining to be purchased and will not be used for any other purpose, including extending the offering, effecting a change in the subscription price, or otherwise modifying the offering terms.

Phase III. If any Shares remain unsubscribed after the expiration of Phase II, the remaining Shares will be made available for subscription in a third phase ("Phase III") of the offering. Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase II (the "Phase III Eligible Shareholders") will be permitted to subscribe for Shares in Phase III. Accordingly, you will only be eligible to subscribe to purchase Shares in Phase III if you agreed to purchase your full pro rata portion of the Shares available for purchase by you in Phase II. During Phase III, each Phase III Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares as equals such Phase III Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase II compared to the number of Shares agreed to be purchased by all Phase III Eligible Shareholders in Phase II. We will round up or down the aggregate number of Shares each Phase III Eligible Shareholder is entitled to receive in Phase III to the nearest whole number. Those Phase III Eligible Shareholders who subscribe to purchase their full pro rata portion of the Shares in Phase III may also exercise an over-subscription privilege to subscribe to purchase additional Shares that may remain unsubscribed at the expiration of Phase III, on the pro rata basis described below, rounded down to the nearest whole Share number.

If sufficient Shares are available, we will seek to honor each over-subscription request. If, however, the number of Shares remaining is not sufficient to satisfy all over-subscription requests, we will allocate the available Shares (subject to elimination of fractional Shares) among the Phase III Eligible Shareholders who over-subscribe in the proportion by which the number of Shares each such Phase III Eligible Shareholder subscribed to purchase through the Phase III basic subscription right bears to the total number of Shares that all over-subscribing Phase III Eligible Shareholders subscribed to purchase through the Phase III basic subscription right. If this pro rata allocation results in any Phase III Eligible Shareholder receiving a greater number of Shares than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such Phase III Eligible Shareholder will be allocated only that number of Shares for which the shareholder over-subscribed, and the remaining Shares will be allocated among all other Phase III Eligible Shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all available Shares have been allocated.

Any excess subscription payments received as a result of the exercise of over-subscription privileges that have not been satisfied will be returned, without interest or deduction, as soon as practicable.

The number of Shares available for subscription in Phase III will be set forth in a supplement to this Offering Circular that will be distributed to all Phase III Eligible Shareholders. If you are a Phase III Eligible Shareholder, the number of Shares that you may subscribe to purchase in Phase III will be set forth on a separate subscription agreement that will be delivered to you with the Offering Circular supplement for Phase III.

When you send in your Phase III subscription agreement, you must also send the full subscription price for the number of additional Shares that you have requested to purchase under the over-subscription privilege (in addition to the payment due for the Shares subscribed for arising from your Phase III basic subscription right).

Subscriptions for the Shares available for purchase in Phase III, including any over-subscription requests, must be received by 5:00 pm Central time on the day that is five calendar days following the date of the Offering Circular supplement for Phase III (or, if that day is not a business day, the first business day after such day), unless the Company extends the expiration of this phase for such additional period as the Company deems appropriate in its sole discretion. If you fail to timely exercise your Phase III subscription rights, including your Phase III over-subscription privilege, your rights to subscribe for Shares in Phase III will expire.

You may exercise all or a portion of your Phase III subscription rights, or you may choose not to subscribe to purchase any Shares available to you for subscription in Phase III.

Amendment, Extension, Termination or Cancellation of the Offering

As discussed above, we may, in our sole discretion, extend the period for exercising the subscription rights in each phase of the offering. In no event, however, will we extend the offering beyond 60 days after the date of this Offering Circular.

We may amend the offering for any reason. We reserve the right to terminate or cancel the offering at any time prior to the offering termination date for any reason, in which event all funds received in connection with the offering will be returned, without interest or deduction to those persons who exercised their subscription rights.

Closing Condition

The closing on the purchase of any Shares subscribed for in the offering is conditioned on our receipt of an opinion of counsel, in form and substance satisfactory to us and WI, that the sale of Shares in the offering will not adversely affect the tax-free status of the spin-off transaction. The opinion will be based on, among other things, a determination that closing on the subscriptions received in the offering, when aggregated with certain other issuances and transactions in our stock during the period beginning on the date which is two years before the date of the spin-off and ending on the subscription closing date, will not result in a 50% or greater change, by vote or value, in our stock ownership. As more completely discussed in the risk factor entitled "*Our issuance of stock in the offering could cause the spin-off to be taxable, which could result in substantial tax liability for the WI shareholders who received our common*

stock in the spin-off and/or WI," we believe receipt of subscriptions during Phase I of the offering from existing shareholders holding at least 31% of the shares of our common stock outstanding indicating their agreement to purchase all of their pro rata portion of the Shares available to them will be an important factor in us receiving the tax opinion.

Because the closing on the purchase of any Shares subscribed for in the offering is subject to this condition and due to the offering being subject to cancellation by us, there is no assurance that any or all of the Shares will be sold.

Delivery of Certificates for Shares Purchased

Provided the closing condition has been satisfied and the offering has not been withdrawn or cancelled, a closing on the purchase of the Shares subscribed for in all phases of the offering will occur at the expiration of the final phase of the offering. You will receive certificates representing the Shares you have purchased as soon as practicable after the closing.

No Underwriter, Broker, Dealer, or Placement Agent

We are directly conducting the offering through our officers and employees who will use their "best efforts" to effect the sale of the Shares.

Determination of Subscription Price

The subscription price was determined after considering a number of factors including our past and present operating results, earnings prospects, the industry in which we operate, the market prices of securities of and financial and operating information about companies engaged in activities similar to ours, our book value as determined as of our most recent fiscal year end, the results of prior offerings conducted by our former parent company, the most recent sale between shareholders of our former parent company that took place prior to the spin-off, and other similar criteria for determining value.

The subscription price was set at a level anticipated to provide an incentive to existing shareholders to make an additional equity investment. The book value per share of our common stock was $51.22 and $66.88 per share as of December 31, 2008, and September 30, 2009, respectively. You, however, should make an independent evaluation of the fairness of the subscription price. See "Risk Factors - Subscription Price for Shares."

No Revocation or Change; Non-Transferability of the Subscription Rights

Once you deliver a subscription agreement with respect to any phase of the offering, you may not revoke or change your subscription reflected in such subscription agreement or request a return of the subscription payment tendered. The subscription rights granted to you in this offering are non-transferable and, therefore, may not be assigned, gifted, purchased, sold or otherwise transferred to anyone else.

Subscription Procedures

During each offering phase, in order to exercise your subscription rights, you are requested to complete the applicable subscription agreement for such phase and deliver such

subscription agreement to us on or prior to the expiration time of the applicable phase. At the time you complete and deliver your subscription agreement, you must also deliver full payment of the subscription price for each Share subscribed for in the applicable phase to us or, in the case you make payment by means of wire transfer, to the escrow account referenced below. The execution and delivery of a subscription agreement constitutes a binding offer to buy Shares and an agreement to hold open the offer to buy the Shares until we accept or reject your subscription. No subscriptions will be valid unless we accept such subscription in writing.

We reserve the right to reject subscriptions received from shareholders who do not meet the eligibility requirements to purchase Shares in the offering. See "Who May Invest."

Payment Method

All subscription payments must be made in U.S. dollars for the full number of Shares being subscribed for (a) by check or bank draft drawn upon a U.S. bank payable to "Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc." or (b) by wire transfer of immediately available funds, to the escrow account maintained by us for purposes of accepting subscription payments (the "Escrow Account") at:

Account Holder: Hinsdale Bank & Trust Company, as Escrow Agent for Wilbert Funeral Services, Inc.
Bank: Hinsdale Bank & Trust Company
ABA # 0719-2540-2
Account # 0250042738

Any wire transfer should clearly indicate the identity of the subscriber who is tendering payment by wire transfer. Payments will be deemed to have been received by us only upon (i) clearance of any uncertified check, (ii) receipt by us of any certified check or bank draft drawn upon a U.S. bank or (iii) receipt of collected funds in the Escrow Account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, shareholders who wish to tender payment by means of uncertified personal check are urged to make payment sufficiently in advance of the expiration time of the applicable phase to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

The subscription agreement and subscription payment by means of a check must be delivered to us by hand delivery, mail, or courier service to the address below:

Wilbert Funeral Services, Inc.
Attn: Michael Bogacki, Chief Financial Officer
2913 Gardner Road
Broadview, Illinois 60155-4402

Telephone Number for Confirmation: (708) 865-1600, extension 134

If regular mail is used for delivery, we recommend using registered mail, properly insured, with return receipt requested. Delivery to an address other than that listed above does not constitute valid delivery.

Escrow of Subscription Payments

All payments for the Shares subscribed for in the offering will be deposited in the Escrow Account with Hinsdale Bank & Trust Company, as escrow agent, for the benefit of subscribers until such time as we have determined that the closing condition of the offering has been satisfied. If the closing condition has been satisfied by the termination of the offering, the escrowed funds will be released to us. If the offering is withdrawn or cancelled or the closing condition has not been satisfied by the termination of the offering, the escrow agent will refund all payments you have made with respect to the Shares subscribed, without interest or deduction. You will have no right to the return of your subscription payment during the term of the escrow.

Calculation of Subscription Rights Exercised

If the aggregate subscription price enclosed or transmitted with your subscription agreement is insufficient to purchase the total number of Shares subscribed for in the subscription agreement, or if the number of Shares being subscribed for is not specified in the subscription agreement, you will be deemed to have subscribed for the maximum amount of Shares that could be subscribed for upon payment of such amount.

Determinations Regarding the Exercise of Your Subscription Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your subscription rights and any such determinations by us will be final and binding. We, in our sole discretion, may waive, in any particular instance, any defect or irregularity, or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not accept any exercise of subscription rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion. Our interpretations of the terms and conditions of the offering will be final and binding.

No Recommendation to Shareholders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of this offering. Please see "Risk Factors" for a discussion of some of the risks involved in investing in the Shares.

Material U.S. Federal Income Tax Treatment of Exercising the Subscription Rights

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase Shares for the reasons described in "Material U.S. Federal Income Tax Considerations."

Questions about the Offering or Exercising Subscription Rights

If you have any questions regarding the offering or completing a subscription agreement or submitting payment in the offering, please contact Michael Bogacki, our Chief Financial Officer, at (708) 865-1600, extension 134.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax consequences to U.S. Holders (as defined below) of our common stock of the receipt of subscription rights in the offering and the ownership, exercise and disposition of the subscription rights. This discussion is a summary and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in the light of their individual investment circumstances or to certain types of U.S. Holders that are subject to special tax rules, including partnerships, banks, financial institutions or other "financial services" entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that received our common stock in satisfaction of our prior indebtedness to such persons, persons that hold rights or our common stock as part of a "straddle," a "hedge" or a "conversion transaction," persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income, state, local or foreign tax considerations to U.S. Holders, nor does it address any tax considerations to persons other than U.S. Holders. This summary assumes that U.S. Holders have held our common stock exclusively as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the "Code." This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our common stock who is (1) a citizen or an individual resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States or any political subdivision of the United States; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership should consult their tax advisors concerning the tax treatment of the receipt of subscription rights in the offering and the ownership, exercise and disposition of the subscription rights.

EACH SHARHOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THE OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS.

Receipt, Expiration and Exercise of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

Generally, the distribution of stock (which includes a distribution of rights to acquire stock of the distributing corporation) by a corporation to its shareholders with respect to their stock is not taxable to such shareholders pursuant to Section 305(a) of the Code. However, if a distribution of stock or rights to acquire stock is within one of several exceptions to the general rule of Section 305(a) of the Code set forth in Section 305(b) of the Code, the distribution may be taxable to the shareholders.

While we do not believe that the offering should result in a taxable event under Section 305 of the Code, there can be no assurance that our application of Section 305 of the Code to the offering is accurate. In the event the IRS successfully asserts that the receipt of subscription rights is currently taxable pursuant to Section 305(b) of the Code, each holder would be considered to have received a distribution with respect to such holder's stock in an amount equal to the fair market value of the subscription rights received by such holder on the date of the distribution. This distribution generally would be taxed as dividend income to the extent of your ratable share of our current and accumulated earnings and profits. The amount of any distribution in excess of our earnings and profits will be applied to reduce, but not below zero, your tax basis in your stock, and any excess generally will be taxable to you as capital gain (long-term, if your holding period with respect to your common stock is more than one year as of the date of distribution, and otherwise short-term). Under current law for taxable years beginning prior to January 1, 2011, so long as certain holding period requirements are satisfied, the maximum federal income tax rate on most dividends received by individuals is generally 15%. Your tax basis in the subscription rights received pursuant to the rights offering would be equal to their fair market value on the date of distribution and the holding period for the rights would begin upon receipt.

Unless otherwise noted, the remainder of the discussion under this heading "Receipt, Expiration and Exercise of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights" assumes that the distribution of the subscription rights in the rights offering will not result in a taxable event under Section 305 of the Code.

If you allow the subscription rights received in the offering to expire, you should not recognize any gain or loss upon the expiration of the subscription rights. You also should not recognize any gain or loss upon the exercise of the subscription rights received in the offering, and the tax basis of the Shares acquired through the exercise of the subscription rights should equal the sum of the subscription price for the Shares and your tax basis, if any, in the subscription rights.

Your tax basis in the subscription rights will generally be zero unless either (1) the fair market value of the subscription rights on the date the subscription rights were distributed is equal to or exceeds 15% of the fair market value on that date of our common stock with respect to which the subscription rights are received or (2) you elect, in your United States federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the tax basis of the common stock to the subscription rights. In the case of (1) or (2) above, a portion of your basis in our common stock with respect to which the subscription rights

are received will be allocated to the subscription rights in proportion to the respective fair market values of our common stock and the subscription rights on the date the subscription rights were distributed. The fair market value of the subscription rights on the date the subscription rights were distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price set forth in this offering and the trading price, if any, of our common stock on the date that the subscription rights were distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable. If you have a tax basis in the subscription rights and you allow the subscription rights to expire, the tax basis of our common stock owned by you with respect to which such subscription rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the subscription rights in the offering. The holding period for the Shares acquired through the exercise of the rights will begin on the date the rights are exercised.

Sale of Shares and Receipt of Distributions on Shares

You will recognize capital gain or loss upon the sale of the Shares acquired through the exercise of subscription rights in an amount equal to the difference between the amount realized and your tax basis in the Shares that you sold. The capital gain or loss will be long-term if your holding period in the Shares is more than one year.

Long-term capital gains recognized by individuals are taxable under current law at a maximum rate of 15%. Under current law, long-term capital gains recognized by individuals will be taxable at a maximum rate of 20% for taxable years beginning after December 31, 2010. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your Shares for one year or less, your capital gain or loss will be short-term. Short-term capital gains are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. Your ability to use any capital loss is subject to certain limitations.

Distributions, if any, on the Shares acquired through the exercise of subscription rights will be taxable to you as a dividend to the extent that the cash and fair market value of property is allocable to our current and accumulated earnings and profits for the taxable year in which the distribution is made. Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. Dividends received by non-corporate (individual) holders of our common stock in taxable years beginning before January 1, 2011 are taxed under current law at the holder's capital gain tax rate (a maximum rate of 15%) provided that the holder meets applicable holding period and other requirements. Under current law, dividends received by non-corporate holders of our common stock in taxable years after 2010 will be taxed as ordinary income at a maximum rate of 35%. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your basis in our common stock will be treated as gain from the sale or exchange of such common stock.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Polsinelli Shughart, PC, Kansas City, Missouri.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the United States Securities and Exchange Commission (the "Commission"), a Form 1-A Notification pursuant to Regulation A of the rules and regulations under the Securities Act of 1933, as amended, of which this Offering Circular is a part, in connection with the Shares offered under this Offering Circular. This Offering Circular omits certain information contained in the Form 1-A Notification and reference is hereby made to the Form 1-A Notification and exhibits thereto for further information with respect to us and the Shares to which this Offering Circular relates. The Form 1-A Notification may be read and copied at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operations of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330.

INDEX TO FINANCIAL INFORMATION

The following unaudited financial statements are included in this index:

Annual Financial Statements

Balance Sheets as of December 27, 2008 and December 31, 2007	F-2
Statements of Earnings for the Twelve Months Ended December 27, 2008 and December 31, 2007	F-4
Statements of Changes in Shareholders' Equity for the Twelve Months Ended December 27, 2008 and December 31, 2007	F-5
Statements of Cash Flows for the Twelve Months Ended December 27, 2008 and December 31, 2007	F-6
Notes to Financial Statements for the Twelve Months Ended December 27, 2008 and December 31, 2007	F-7

Interim Financial Statements

Balance Sheets as of September 30, 2009 and 2008	F-17
Statements of Earnings for the Periods Beginning on December 28, 2008 to September 30, 2009 and January 1, 2008 to September 27, 2008	F-19
Statements of Changes in Shareholders' Equity for the Periods Beginning on December 28, 2008 to September 30, 2009 and January 1, 2008 to September 27, 2008	F-20
Statements of Cash Flows for the Periods Beginning on December 28, 2008 to September 30, 2009 and January 1, 2008 to September 27, 2008	F-21
Notes to Financial Statements for the Periods Beginning December 28, 2008 to September 30, 2009 and January 1, 2008 to September 27, 2008	F-22

WILBERT FUNERAL SERVICES, INC.
Unaudited Financial Statements
December 27, 2008 and December 31, 2007

WILBERT FUNERAL SERVICES, INC.
Balance Sheets
(Unaudited)

Assets		As of December 27, 2008		As of December 31, 2007
Current assets:				
Cash	$	350	$	350
Receivables, net of allowance for doubtful accounts of $250,000 in 2008 and 2007		8,561,860		9,283,141
Inventories		5,284,820		5,177,433
Deferred income taxes - current		674,645		332,900
Prepaid expenses and other current assets		45,255		775
Total current assets		14,566,930		14,794,599
Property, plant and equipment:				
Land and improvements		1,139,014		—
Buildings and improvements		3,438,662		251,100
Machinery and equipment		4,157,418		4,157,418
Furniture and fixtures		2,475,266		2,566,420
Construction in progress		403,311		109,582
Total property, plant and equipment		11,613,671		7,084,520
Less: accumulated depreciation		(8,565,043)		(5,714,853)
Net property, plant and equipment		3,048,628		1,369,667
Other assets				
Deferred income taxes - noncurrent		150,787		302,400
Other noncurrent assets		910,391		904,510
Total other assets		1,061,178		1,206,910
Total assets	$	18,676,736	$	17,371,176

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Balance Sheets
(Unaudited)

Liabilities and Shareholders' Equity		As of December 27, 2008		As of December 31, 2007
Current liabilities:				
Accounts payable	$	4,222,525	$	3,584,817
Accrued income taxes		—		—
Other current liabilities		1,375,809		1,567,887
Total current liabilities		5,598,334		5,152,704
Long term debt, less current maturities		3,500,000		—
Deferred income taxes		—		116,200
Other noncurrent liabilities		489,390		481,203
Total liabilities		9,587,724		5,750,107
Shareholders' equity:				
Common stock, $1.00 par value; 1,000,000 shares authorized in 2007; 1,000 shares issued and outstanding in 2007		—		1,000
Common stock, $0.001 par value; 1,000,000 shares authorized in 2008; 177,437 shares issued and outstanding in 2008		177		—
Paid in capital		823		—
Retained earnings		9,088,012		11,620,069
Total shareholders' equity		9,089,012		11,621,069
Total liabilities and shareholders' equity	$	18,676,736	$	17,371,176

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Earnings
(Unaudited)

	For the Twelve Months Ended	
	December 27, 2008	December 31, 2007
Net sales	$ 56,485,585	$ 58,341,176
Royalty income	715,718	690,924
Total revenues	57,201,303	59,032,100
Cost of goods sold	46,735,552	46,839,640
Gross profit	10,465,751	12,192,460
Operating expenses	7,347,335	7,911,261
Operating income	3,118,416	4,281,199
Equity in loss of unconsolidated entity	(70,303)	(340,351)
Other income (expense), net	266,486	317,102
Earnings before income taxes	3,314,599	4,257,950
Provision for income taxes	1,236,345	1,611,900
Net earnings	$ 2,078,254	$ 2,646,050
Net earnings per share	$ 11.71	$ 14.91

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.

Statements of Changes in Shareholders' Equity

For the Twelve Months Ended December 27, 2008 and December 31, 2007

(Unaudited)

	Common stock	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
Balance at December 31, 2006	$ 1,000	$ —	$ —	$ —	$ 11,407,607	$ 11,408,607
Net earnings	—	—	—	—	2,646,050	2,646,050
Cash transferred to Wilbert, Inc.	—	—	—	—	(2,433,588)	(2,433,588)
Balance at December 31, 2007	1,000	—	—	—	11,620,069	11,621,069
Net earnings	—	—	—	—	2,078,254	2,078,254
Cash transferred to Wilbert, Inc.	—	—	—	—	(4,610,311)	(4,610,311)
Net effect of the Spin-off Transaction	(823)	—	823	—	—	—
Balance at December 27, 2008	$ 177	$ —	$ 823	$ —	$ 9,088,012	$ 9,089,012

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Cash Flows
(Unaudited)

	For the Twelve Months Ended	
	December 27, 2008	December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings	$ 2,078,254	$ 2,646,050
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	435,571	303,199
Deferred taxes	(306,332)	(123,400)
SERP liability and funding	11,894	(82,155)
Loss from operations of Paws and Remember	90,409	180,351
Loss on sale of fixed assets	(2,314)	—
Changes in assets and liabilities:		
(Increase) decrease in receivables	721,281	(616,273)
(Increase) decrease in inventories	(107,387)	683,208
(Increase) decrease in prepaid expenses and other current assets	(44,480)	303,192
(Increase) decrease in other assets	(5,881)	(2,342)
(Decrease) increase in accounts payable	637,708	(808,478)
(Decrease) increase in income taxes	—	—
(Decrease) increase in other current liabilities	(115,029)	249,646
(Decrease) increase in other noncurrent liabilities	(171,165)	102,113
Net cash provided by operating activities	3,222,529	2,835,111
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of fixed assets	35,500	—
Additions to fixed assets	(293,229)	(401,523)
Net assets purchased from Wilbert, Inc. in the Spin-off Transaction	(1,854,489)	—
Net cash used in investing activities	(2,112,218)	(401,523)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt incurred in the Spin-off Transaction	3,500,000	—
Cash transferred to Wilbert, Inc.	(4,610,311)	(2,433,588)
Net cash used in financing activities	(1,110,311)	(2,433,588)
Net increase in cash	—	—
Cash at beginning of period	350	350
Cash at end of period	$ 350	$ 350

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Notes to Financial Statements
December 27, 2008 and December 31, 2007
(Unaudited)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

From January 1997 to December 2008, Wilbert Funeral Services, Inc. (the "Company") operated its business as a wholly-owned subsidiary of Wilbert, Inc. In December 2008, the ownership of the Company's common stock was spun-off from Wilbert, Inc. to the shareholders of Wilbert, Inc. through a tax-free distribution of Company shares (the "Spin-off Transaction"). Certain assets and liabilities of Wilbert, Inc. were transferred to the Company at their historical book value at the time of the Spin-off Transaction. Prior to the Spin-off Transaction, Wilbert, Inc. held 1,000 shares of Wilbert Funeral Services, Inc. common stock. In December 2008, an additional 176,437 shares of Wilbert Funeral Services, Inc. common stock were issued to Wilbert, Inc., at which time the 177,437 shares were cancelled and subsequently distributed to the Wilbert, Inc. shareholders on a pro-rata basis. As a result of the Spin-off Transaction, the Company now operates independently of Wilbert, Inc. and its subsidiaries.

The accompanying financial statements reflect the historical results of operations, financial position, and cash flows of the Company. The historical cost basis of assets and liabilities has been reflected in these financial statements. Allocations of certain costs incurred by Wilbert, Inc. are included in these financial statements based on the methods described in Note 8. However, the financial information in these financial statements does not necessarily represent the expense that would have been incurred had the Company been a separate, stand-alone entity for all periods presented and, therefore, may not necessarily reflect the Company's results of operations, financial position and cash flows had the Company been a stand-alone entity during each of the periods presented.

The number of shares outstanding has been retroactively adjusted to reflect the shares outstanding at the time of the Spin-off Transaction for the purpose of calculating basic earnings per share.

In 2008, the Company changed its fiscal year from a calendar year ended December 31 to a fiscal year ended the last Saturday in December. The comparative year end for 2007 would have been December 29, 2007. The accompanying financial statements for 2008 and 2007 have not been changed to reflect the effect of the change in year ends because the effect of this change did not have a material effect on the financial position or results of operations of the Company as presented herein in either 2008 or 2007.

(b) Principal Business Activities

The Company administers and supplies a network of independently owned licensees, who are granted the right to manufacture and sell Wilbert® burial

vaults. The Company supplies the licensees with burial vault forms, liners and other related products. Most of the Company's customers are located in the United States.

(c) ***Comprehensive Income***

Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards No. 130, *Comprehensive Income*, requires reporting comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For each period presented, comprehensive income is comprised entirely of net income.

(d) ***Bad Debt Reserve***

The Company uses the allowance method to determine the amount of bad debt reserve required at the end of a period, based upon the aging of the total accounts receivable balance. All receivables greater than 90 days old are evaluated for collectability to determine if increases or decreases in the established reserve are necessary. Charges against the reserve are made once a receivable has been determined to be uncollectible and recovery is not likely.

(e) ***Revenue Recognition***

The Company recognizes revenue at the time of shipment for product sales. Shipping and handling expenses charged to customers are included in net sales and the related costs are included in cost of goods sold.

Royalty revenues earned from licensees of the Company are recorded based on the number of vaults interred during the fiscal year and are included in net sales.

(f) ***Inventories***

Inventories are stated at the lower of cost or market value (net realizable value). Cost is determined by the last in, first out (LIFO) method. If the first in, first out (FIFO) method of inventory valuation had been used, inventories would have been $3,771,457 and $3,708,489 higher than reported at December 27, 2008 and December 31, 2007, respectively.

(g) ***Property, Plant, and Equipment***

Property, plant, and equipment are stated at cost. Depreciation is calculated on the straight line and declining balance methods over the following useful lives:

Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 15 years
Furniture and fixtures	3 to 10 years

(h) ***Long Lived Assets***

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows. Recoverability of assets held for disposal is measured by comparing the carrying amount of an asset to the expected proceeds upon disposal, net of any costs to dispose. A write down is recognized whenever the carrying amount of an asset exceeds its fair value.

(i) ***Income Taxes***

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

The Company was included in the consolidated federal and state income tax returns of Wilbert, Inc. for all periods prior to December 27, 2008. Income taxes have been provided on a separate return basis. All current taxes due and payable have been paid to Wilbert, Inc. in the period that they were incurred, and no amounts are due and payable to Wilbert, Inc. at either December 27, 2008 or December 31, 2007.

(j) ***Fair Value of Financial Instruments***

The Company's financial instruments include trade accounts and notes receivable, nonqualified plan investments, accounts payable, accrued expenses and debt. Management believes that the fair values of all financial instruments were not materially different from their carrying values at December 27, 2008 and December 31, 2007.

(k) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Inventories

	As of	
	December 27, 2008	December 31, 2007
Inventories:		
Raw material	$ 2,143,100	$ 2,306,086
Work-in-process	100,110	116,863
Finished goods	6,813,067	6,462,973
Inventories at FIFO	9,056,277	8,885,922
Less: LIFO reserve	(3,771,457)	(3,708,489)
Inventories at LIFO	$ 5,284,820	$ 5,177,433

(3) Long-term Debt

Long-term debt consists of the following:

	As of	
	December 27, 2008	December 31, 2007
Line of credit	$ 3,500,000	$ -

The Company maintains a $10,000,000 revolving credit facility with Bank of America, N.A. which expires December 26, 2011 (the "Agreement"). Under the Agreement, borrowings bear interest at various LIBOR rates (London InterBank Offered Rate) or the prime rate plus a margin based on certain financial ratios. At December 27, 2008, the interest rate on the revolving line of credit was 3.75% and there were borrowings of $3,500,000 outstanding under the Agreement. The Agreement is unsecured, with a negative pledge on all assets. The Agreement requires the maintenance of certain financial ratios as defined by the Agreement. The Company is currently in compliance with all required financial covenants.

The aggregate annual maturities of long-term debt as of December 27, 2008, are as follows:

2009	$	—
2010		—
2011		3,500,000
2012		—
2013		—
Thereafter		—
	$	3,500,000

(4) Employee Benefit Plans

401(k) Plan

The Company participates in the Wilbert, Inc. 401(k) defined contribution plan (the "401(k) Plan"), which covers substantially all employees. Company contributions to the 401(k) Plan are based on a percentage of employee contributions. The Company contributed $118,771 and $138,815 to the 401(k) Plan during the periods ended December 27, 2008 and December 31, 2007, respectively.

Phantom Stock Plan

Prior to fiscal 2008, certain employees of the Company were granted awards under Wilbert, Inc.'s phantom stock plans (the "Phantom Plans"). The Phantom Plans provided for the grant of "phantom shares" that Wilbert, Inc. was obligated to redeem under certain circumstances, subject to vesting requirements. In connection with the Spin-off Transaction, Wilbert, Inc. agreed to fix, based on an agreed value, the amounts owed to the participating employees of Wilbert, Inc. and its subsidiaries, which included one employee of the Company.

In connection with the Spin-off Transaction, the Company assumed the responsibility for paying the amounts due under the Phantom Plans to the one participant employee of the Company as well as certain previously fixed amounts due to the one participant employee of the Company and another former employee of the Company under the Phantom Plans. These amounts totaled $101,988 at December 27, 2008. Prior to the Spin-off Transaction, this liability was maintained by Wilbert, Inc.

Nonqualified Salary Deferral Plan

Wilbert, Inc., at the direction of its board of directors, established a Nonqualified Salary Deferral Plan in November 1995 for certain key members of management. The salary deferral plan is a defined contribution plan that contains no matching provision for any amounts deferred by participants under the plan. The Company has one participant in the plan. That individual controls the investment election of plan assets which are held by a trustee. Assets of the plan are subject to creditors in the event of insolvency of the

Company. Plan assets totaled $209,656 and $244,630 at December 27, 2008 and December 31, 2007, respectively.

(5) Income Taxes

The provision for income taxes consists of the following:

	For the Twelve Months Ended	
	December 27, 2008	**December 31, 2007**
Current:		
Federal	$ 1,403,707	$ 1,502,700
State	138,970	232,600
	1,542,677	1,735,300
Deferred:		
Federal	(276,744)	(108,200)
State	(29,588)	(15,200)
	(306,332)	(123,400)
	$ 1,236,345	$ 1,611,900

A reconciliation of the U.S. federal statutory income tax rate to the effective tax rate is as follows:

	For the Twelve Months Ended	
	December 27, 2008	December 31, 2007
U.S. federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	3.3	3.4
Other, net	0.0	0.5
Effective income tax rate	37.3%	37.9%

Deferred income tax assets and liabilities were comprised of the following:

	For the Twelve Months Ended	
	December 27, 2008	December 31, 2007
Deferred tax assets		
Inventory	$352,160	$224,600
Compensation	284,590	220,300
Receivables	93,250	93,300
Depreciation	72,585	0
Other	22,847	97,100
	825,432	635,300
Deferred tax liabilities		
Accelerated depreciation	------	116,200
	------	116,200
Net deferred tax assets	$825,432	$519,100

Deferred income taxes are recognized for future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Management considers whether it is more likely than not that recorded tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(6) Commitments and Contingencies

At December 27, 2008, the minimum future lease payments due under noncancelable operating leases and commitments are as follows:

Twelve-Months Ended December 31,	
2009	$ 131,928
2010	27,238
2011	—
2012	—
2013	—
Thereafter	—
	$ 159,166

During fiscal 1994, the Company introduced the Wilbert® Guaranteed Vault Program (the "Program") in order to enhance the ability of the Company and its participating licensees to serve the pre-need funeral service market. Under the terms of the Program, the participating Wilbert® licensee commits to: (i) the availability of the product specified in the certificate of pre-sale (the "Certificate"), or a substantially similar product, for a period of twenty years; and (ii) deliver the Wilbert® product and services specified in the Certificate at the time of need. The licensee also commits to the price of the product and services at the current market price adjusted for not more than the rate of inflation, and the Company guarantees the participating licensee's performance at the time of need. Management believes that the existence of any potential contingent liability resulting from the difference in the committed price for the product and services to be rendered and the then current market price thereof is immaterial to its financial position or results of operations.

During the 1930's, the Company introduced the Wilbert® Burial Vault Guarantee (the "WBVG"). Under the terms of the WBVG, the participating Wilbert® licensee (the "Manufacturer") commits to the replacement of a burial vault, for a predetermined number of years, if, upon internment, it has failed in any way to resist the entrance of water or any element found in the soil in which it is interred. The WBVG contains detailed language regarding the disinterment process and required notices. The Company is obligated to perform under the WBVG in the event that the Manufacturer is no longer in business. The WBVG stipulates that the Company must maintain designated assets in excess of $25,000 at all times. Assets of the WBVG program totaled $38,153 and $37,614 at December 27, 2008 and December 31, 2007, respectively.

The Company is party to a ten-year supply agreement with Daubert Chemical Company, Inc. ("Daubert") that expires in April 2011. Under the terms of this agreement, Daubert has agreed to supply all of the Company's requirements for adhesive and coating products manufactured by Daubert under license from the Company. Daubert agreed to supply the products covered by this agreement exclusively to the Company and the Company agreed to purchase not less than $2,100,000 of product each year that the contract is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage change of the direct cost of raw materials. Annual price changes may also be made based on the percentage change of Daubert's direct labor cost.

The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(7) Investments in Unconsolidated Entities

On October 1, 2006, the Company invested $160,000 in Paws and Remember, LLC ("Paws and Remember"). Paws and Remember was formed in September 2006 and is engaged in the development and marketing of franchises for pet cremation and related services throughout the United States and Canada. These franchises are operated by independent entrepreneurs under the terms of a franchise agreement. The Company uses the equity method of accounting for its investment in Paws and Remember. The Company owns and has owned 50% of Paws and Remember in every period since inception of Paws and Remember. In 2007, the Company invested an additional $160,000 in Paws and Remember and had a cash investment in Paws and Remember of $320,000 at the end of 2007. In 2008, the Company invested an additional $100,000 in Paws and Remember and had a cash investment in Paws and Remember of $420,000 at the end of 2008. The Company's investment in Paws and Remember has been reduced by $587,458 as of December 27, 2008, to recognize the Company's share of the accumulated operating losses and is included as a $167,458 and $77,049 component of Other noncurrent liabilities on the balance sheets as of December 27, 2008 and December 31, 2007, respectively.

On November 6, 2007, Paws and Remember established a revolving line of credit (the "Credit Line") with Bank of America, N.A., as amended, for loans up to $400,000, with interest payable monthly at the prime rate (3.25% at December 31, 2008) minus 1.0 percentage points. The Credit Line matures on July 31, 2009. The Credit Line is collateralized by substantially all assets of Paws and Remember of approximately $318,000 and the loan balance outstanding was $240,000 as of December 27, 2008. The Credit Line is guaranteed by the equity investors of Paws and Remember.

(8) Related Parties

Prior to the Spin-off Transaction, the Company participated in the cash management program of Wilbert, Inc. Funding requirements, when needed, were supplied to the Company by Wilbert, Inc. as its sole source of financing. Free cash flow generated by the Company, when available, was transferred on a daily basis to the corporate bank accounts of Wilbert, Inc. The Cash transferred to Wilbert, Inc. of $4,610,311 and $2,433,588 as displayed on the Statements of Cash Flows for the twelve months ended December 27, 2008 and December 31, 2007, respectively, represents the net amount of free cash flow generated by the Company in those respective periods. Those amounts were used to reduce Wilbert, Inc.'s investment in the Company during those respective periods.

Wilbert, Inc. provided certain services and incurred certain costs related to the Company prior to the Spin-off Transaction. The charges for these services are included in operating expenses and totaled a pre-tax expense of $1,032,096 for each of the periods ended December 27, 2008 and December 31, 2007. These amounts were paid to Wilbert, Inc. in the ordinary course of business and are in addition to the amounts described above.

These expenses were proportionally allocated to the Company based upon the amounts incurred by Wilbert, Inc. and shared with the Company based upon a variety of factors, including revenues, payroll, fixed assets and other factors. These charges represent amounts that management believes would have been incurred to duplicate the services provided had the Company operated on a stand alone basis. The operating results for the periods ended December 27, 2008 and December 31, 2007, also included rent charged by Wilbert, Inc. for the use of various facilities owned or leased by Wilbert, Inc. and used by the Company in the amounts of $459,116 and $415,296, respectively. These amounts were paid to Wilbert, Inc. in the ordinary course of business and are in addition to the amounts described above.

Wilbert, Inc. manufactured plastic burial and urn vault liners and certain other plastic products for the Company which, prior to the Spin-off Transaction, were purchased under an open purchase order at a negotiated price based on profitability and material cost. Purchases from Wilbert, Inc. amounted to $23,677,657 and $22,042,122 for the periods ended December 27, 2008 and December 31, 2007, respectively. These amounts were paid to Wilbert, Inc. in the ordinary course of business and are in addition to the amounts described above.

Concurrent with the Spin-off Transaction, Wilbert, Inc. and the Company entered into a five-year supply agreement for the Company's requirements for plastic burial and urn vault liners and certain other plastic products. The agreement will automatically renew for two-year terms thereafter unless either party provides notice of its intent not to renew at least one year prior to the expiration of the then current term. The 2009 and 2010 base prices for the products to be sold to the Company were established based on negotiations between both parties. The negotiated base prices took into account then current costs and pricing, and provided Wilbert, Inc. with a profit margin appropriate in a contract negotiated at arm's length. The initial base prices went into effect on January 1, 2009. According to the agreement, product prices may be increased or decreased from time to time (based on a 60 day advance notice) based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs.

WILBERT FUNERAL SERVICES, INC.
Unaudited Financial Statements

As of September 30, 2009 and September 27, 2008 and
For the Periods Beginning on
December 28, 2008 to September 30, 2009 and
January 1, 2008 to September 27, 2008

WILBERT FUNERAL SERVICES, INC.
Balance Sheets
(Unaudited)

	As of	
Assets	**September 30, 2009**	**September 27, 2008**
Current assets:		
Cash	$ 96,087	$ 350
Receivables, net of allowance for doubtful accounts of $167,297 in 2009 and $250,000 in 2008	7,210,271	7,135,838
Inventories	4,139,233	6,650,614
Deferred income taxes - current	674,645	332,900
Prepaid expenses and other current assets	7,672	15,580
Total current assets	12,127,908	14,134,282
Property, plant and equipment:		
Land and improvements	1,139,014	—
Buildings and improvements	3,438,662	251,100
Machinery and equipment	4,157,418	4,157,418
Furniture and fixtures	2,475,392	2,242,264
Construction in progress	482,085	518,763
Total property, plant and equipment	11,692,571	7,169,545
Less: accumulated depreciation	(8,831,585)	(5,886,210)
Net property, plant and equipment	2,860,986	1,283,335
Other assets		
Deferred income taxes - noncurrent	150,787	302,400
Other noncurrent assets	826,443	952,191
Total other assets	977,230	1,254,591
Total assets	$ 15,966,124	$ 16,672,208

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Balance Sheets
(Unaudited)

Liabilities and Shareholders' Equity		As of September 30, 2009		As of September 27, 2008
Current liabilities:				
Accounts payable	$	2,402,213	$	4,959,702
Accrued income taxes		4,100		—
Other current liabilities		1,087,371		1,425,556
Total current liabilities		3,493,684		6,385,258
Long term debt, less current maturities		100,000		—
Deferred income taxes		—		116,200
Other noncurrent liabilities		505,202		575,632
Total liabilities		4,098,886		7,077,090
Shareholders' equity:				
Common stock, $1.00 par value; 1,000,000 shares authorized in 2008; 1,000 shares issued and outstanding in 2008		—		1,000
Common stock, $0.001 par value; 1,000,000 shares authorized in 2009; 177,437 shares issued and outstanding in 2009		177		—
Paid in capital		823		—
Retained earnings		11,866,238		9,594,118
Total shareholders' equity		11,867,238		9,595,118
Total liabilities and shareholders' equity	$	15,966,124	$	16,672,208

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Earnings
(Unaudited)

	Period From	
	December 28, 2008 to September 30, 2009	January 1, 2008 to September 27, 2008
Net sales	$ 39,204,528	$ 41,889,911
Royal income	518,663	544,424
Total revenues	39,723,191	42,434,335
Cost of goods sold	30,528,203	33,943,285
Gross profit	9,194,988	8,491,050
Operating expenses	4,762,233	5,490,296
Operating income	4,432,755	3,000,754
Equity in loss of unconsolidated entity	--	(68,074)
Other income (expense), net	(19,929)	188,661
Earnings before income taxes	4,412,826	3,121,341
Provision for income taxes	1,634,600	1,231,500
Net earnings	$ 2,778,226	$ 1,889,841
Net earnings per share	$ 15.66	$ 10.65

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.

Statements of Changes in Shareholders' Equity

For the Periods Beginning December 28, 2008 to September 30, 2009 and January 1, 2008 to September 27, 2008

(Unaudited)

	Common stock	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
Balance at December 31, 2007	$ 1,000	$ —	$ —	$ —	$ 11,620,069	$ 11,621,069
Net earnings	—	—	—	—	1,889,841	1,889,841
Cash transferred to Wilbert, Inc.	—	—	—	—	(3,915,792)	(3,915,792)
Balance at September 27, 2008	$ 1,000	$ —	$ —	$ —	$ 9,594,118	$ 9,595,118
Balance at December 28, 2008	$ 177	$ —	$ 823	$ —	$ 9,088,012	$ 9,089,012
Net earnings	---	—	—	—	2,778,226	2,778,226
Balance at September 30, 2009	$ 177	$ —	$ 823	$ —	$ 11,866,238	$ 11,867,238

The accompanying notes are an integral part of these financial statements

WILBERT FUNERAL SERVICES, INC.

Statements of Cash Flows

(Unaudited)

	Period from	
	December 28, 2008 to September 30, 2009	January 1, 2008 to September 27, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings	$ 2,778,226	$ 1,889,841
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	266,542	229,324
Changes in assets and liabilities:		
(Increase) decrease in receivables	1,351,590	2,147,303
(Increase) decrease in inventories	1,145,587	(1,473,180)
(Increase) decrease in prepaid expenses and other current assets	37,584	(13,805)
(Increase) decrease in other assets	99,759	(30,302)
(Decrease) increase in accounts payable	(1,820,313)	1,374,886
(Decrease) increase in income taxes	4,100	—
(Decrease) increase in other current liabilities	(288,438)	(33,356)
(Decrease) increase in other noncurrent liabilities	—	—
Net cash provided by operating activities	3,574,637	4,090,711
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to fixed assets	(78,900)	(176,179)
Other	—	1,260
Net cash used in financing activities	(78,900)	(174,919)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of debt	(3,400,000)	—
Cash transferred to Wilbert, Inc.	—	(3,915,792)
Net cash used in financing activities	(3,400,000)	(3,915,792)
Net increase in cash	95,737	—
Cash at beginning of period	350	350
Cash at end of period	$ 96,087	$ 350

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Notes to Financial Statements
September 30, 2009 and September 27, 2008
(Unaudited)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

From January 1997 to December 2008, Wilbert Funeral Services, Inc. (the "Company") operated its business as a wholly-owned subsidiary of Wilbert, Inc. In December 2008, the ownership of the Company's common stock was spun-off from Wilbert, Inc. to the shareholders of Wilbert, Inc. through a tax-free distribution of Company shares (the "Spin-off Transaction"). Certain assets and liabilities of Wilbert, Inc. were transferred to the Company at their historical book value at the time of the Spin-off Transaction. Prior to the Spin-off Transaction, Wilbert, Inc. held 1,000 shares of Wilbert Funeral Services, Inc. common stock. In December 2008, an additional 176,437 shares of Wilbert Funeral Services, Inc. common stock were issued to Wilbert, Inc., at which time the 177,437 shares were cancelled and subsequently distributed to the Wilbert, Inc. shareholders on a pro-rata basis. As a result of the Spin-off Transaction, the Company now operates independently of Wilbert, Inc. and its subsidiaries.

The accompanying financial statements reflect the historical results of operations, financial position, and cash flows of the Company. The historical cost basis of assets and liabilities has been reflected in these financial statements. Allocations of certain costs incurred by Wilbert, Inc. are included in these financial statements based on the methods described in Note 8. However, the financial information in these financial statements does not necessarily represent the expense that would have been incurred had the Company been a separate, stand-alone entity for all periods presented and, therefore, may not necessarily reflect the Company's results of operations, financial position and cash flows had the Company been a stand-alone entity during each of the periods presented.

The number of shares outstanding has been retroactively adjusted to reflect the shares outstanding at the time of the Spin-off Transaction for the purpose of calculating basic earnings per share.

In 2009, the Company changed its fiscal year from a fiscal year ended the last Saturday in December to a calendar year ended December 31. The comparative year end for 2008 would have been December 31, 2008. The accompanying financial statements for 2009 and 2008 have not been changed to reflect the effect of the change in year ends because the effect of this change did not have a material effect on the financial position or results of operations of the Company as presented herein in either 2009 or 2008.

The interim financial statements of the Company and the related notes are unaudited and should be read in conjunction with the unaudited annual financial statements of the Company for the period ended December 27, 2008. The interim financial information reflects all adjustments (primarily consisting of normal

recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the statements contained therein.

(b) Principal Business Activities

The Company administers and supplies a network of independently owned licensees, who are granted the right to manufacture and sell Wilbert® burial vaults. The Company supplies the licensees with burial vault forms, liners and other related products. Most of the Company's customers are located in the United States.

(c) Comprehensive Income

Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards No. 130, *Comprehensive Income*, requires reporting comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For each period presented, comprehensive income is comprised entirely of net income.

(d) Revenue Recognition

The Company recognizes revenue at the time of shipment for product sales. Shipping and handling expenses charged to customers are included in net sales and the related costs are included in cost of goods sold.

Royalty revenues earned from licensees of the Company are recorded based on the number of vaults interred during the fiscal year and are included in net sales.

(e) Bad Debt Reserve

The Company uses the allowance method to determine the amount of bad debt reserve required at the end of a period, based upon the aging of the total accounts receivable balance. All receivables greater than 90 days old are evaluated for collectability to determine if increases or decreases in the established reserve are necessary. Charges against the reserve are made once a receivable has been determined to be uncollectible and recovery is not likely.

(f) Inventories

Inventories are stated at the lower of cost or market value (net realizable value). Cost is determined by the last in, first out (LIFO) method. If the first in, first out (FIFO) method of inventory valuation had been used, inventories would have

been $4,015,457 and $3,989,789 higher than reported at September 30, 2009 and September 27, 2008, respectively.

(g) ***Property, Plant, and Equipment***

Property, plant, and equipment are stated at cost. Depreciation is calculated on the straight line and declining balance methods over the following useful lives:

Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 15 years
Furniture and fixtures	3 to 10 years

(h) ***Long Lived Assets***

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows. Recoverability of assets held for disposal is measured by comparing the carrying amount of an asset to the expected proceeds upon disposal, net of any costs to dispose. A write down is recognized whenever the carrying amount of an asset exceeds its fair value.

(i) ***Income Taxes***

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

The Company was included in the consolidated federal and state income tax returns of Wilbert, Inc. for all periods prior to December 27, 2008. Income taxes prior to periods beginning December 28, 2008 have been provided on a separate return basis. Subsequent to December 27, 2008, income taxes have been provided based upon the operations and the tax attributes of the Company. All current taxes due and payable prior to December 28, 2008 have been paid to Wilbert, Inc. in the period that they were incurred, and no amounts are due and payable to Wilbert, Inc. at either September 30, 2009 or September 27, 2008. Current taxes due and payable subsequent to December 28, 2008 have been paid to the

respective taxing authorities using an estimate of the taxable income of the Company during the 2009 period.

(j) ***Fair Value of Financial Instruments***

The Company's financial instruments include trade accounts and notes receivable, nonqualified plan investments, accounts payable, accrued expenses and debt. Management believes that the fair values of all financial instruments were not materially different from their carrying values at September 30, 2009 and September 27, 2008.

(k) ***Accounting Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) ***New Accounting Standards***

In April 2009, the FASB issued three FASB staff positions (the "FSP") intended to provide application guidance and revise the disclosures regarding fair value measurements and impairment of securities. A summary of each FSP is as follows:

- FSP 157-4, "Determining Fair Value When the Volume of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," addresses the determination of fair values when there is no active market or where the price inputs represent distressed sales. FSP 157-4 reaffirms the view in Statement of Financial Accounting Standards No. 157 that the objective of fair value measurements is to reflect an asset's sale price in an orderly transaction at the date of the financial statements.

- FSP 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," enhances consistency in financial reporting by increasing the frequency of fair value disclosures to a quarterly basis for any financial instruments that are not currently reflected on the balance sheet at fair value.

- FSP 115-2, FAS 124-2 and EITF 99-20-2, "Recognition and Presentation of Other-Than-Temporary Impairments," provides additional guidance designed to create greater consistency to the timing of impairment recognition and provide greater clarity about the credit and noncredit components of impaired debt securities that are not expected to be sold.

The three FSPs are effective for interim and annual periods ending after June 15, 2009. The adoption of these FSPs did not have a material effect on the Company's results of operations or financial position.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS No. 165") to provide authoritative accounting literature for subsequent events which was previously addressed only in auditing literature. SFAS No. 165 addresses events that occur after the balance sheet date but before the issuance of the financial statements. It distinguishes between subsequent events that should be recognized in the financial statements and those that should not. Also, it requires disclosure of the date through which subsequent events were evaluated and disclosures for certain non-recognized events. SFAS No. 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company applied the provision of SFAS No. 165 for the period ending September 30, 2009. The adoption of SFAS No. 165 did not have a material effect on the Company's results of operations or financial position.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167 ("SFAS No. 167") which is a revision to FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities." This statement changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS No. 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. SFAS No. 167 will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. The Company does not expect the adoption of SFAS 167 to have a material effect on its results of operations or financial position.

In June 2009, the FASB issued statement No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 168") which establishes the FASB Accounting Standards Codification to become the source of authoritative U.S. generally accepted accounting principles to be applied by non-governmental entities. The Accounting Standards Codification will supersede all existing non-SEC accounting and reporting standards. SFAS No. 168 is effective for interim or annual financial periods ending after September 15, 2009. The adoption of SFAS No. 168 did not have a material effect on the Company's financial position.

WILBERT FUNERAL SERVICES, INC.
Notes to Financial Statements
September 30, 2009 and September 27, 2008
(Unaudited)

(2) Inventories

	As of	
	September 30, 2009	**September 27, 2008**
Inventories:		
Raw material	$ 1,256,556	$ 1,988,007
Work-in-process	267,676	191,135
Finished goods	6,630,458	8,461,261
Inventories at FIFO	8,154,690	10,640,403
Less: LIFO reserve	(4,015,457)	(3,989,789)
Inventories at LIFO	$ 4,139,233	$ 6,650,614

(3) Long-term Debt

Long-term debt consists of the following:

	As of	
	September 30, 2009	**September 27, 2008**
Line of credit	$ 100,000	$ -

The Company maintains a $10,000,000 revolving credit facility with Bank of America, N.A. which expires December 26, 2011 (the "Agreement"). Under the Agreement, borrowings bear interest at various LIBOR rates (London InterBank Offered Rate) or the prime rate plus a margin based on certain financial ratios. At September 30, 2009, the interest rate on the revolving line of credit was 1.759% and there were borrowings of $100,000 outstanding under the Agreement. The Agreement is unsecured, with a negative pledge on all assets. The Agreement requires the maintenance of certain financial ratios as defined by the Agreement. The Company is currently in compliance with all required financial covenants.

The aggregate annual maturities of long-term debt as of September 30, 2009, are as follows:

2009	$ —
2010	—
2011	100,000
2012	—
2013	—
Thereafter	—

$	100,000

(4) Employee Benefit Plans

401(k) Plan

The Company participates in the Wilbert, Inc. 401(k) defined contribution plan (the "401(k) Plan"), which covers substantially all employees. Company contributions to the 401(k) Plan are based on a percentage of employee contributions. The Company contributed $88,854 and $93,714 to the 401(k) Plan during the periods ended September 30, 2009 and September 27, 2008, respectively.

Nonqualified Salary Deferral Plan

Wilbert, Inc., at the direction of its board of directors, established a Nonqualified Salary Deferral Plan in November 1995 for certain key members of management. The salary deferral plan is a defined contribution plan that contains no matching provision for any amounts deferred by participants under the plan. The Company has one participant in the plan. That individual controls the investment election of plan assets which are held by a trustee. Assets of the plan are subject to creditors in the event of insolvency of the Company. Plan assets totaled $225,545 and $261,520 at September 30, 2009 and September 27, 2008, respectively.

Phantom Stock Plan

Prior to fiscal 2008, certain employees of the Company were granted awards under Wilbert, Inc.'s phantom stock plans (the "Phantom Plans"). The Phantom Plans provided for the grant of "phantom shares" that Wilbert, Inc. was obligated to redeem under certain circumstances, subject to vesting requirements. In connection with the Spin-off Transaction, Wilbert, Inc. agreed to fix, based on an agreed value, the amounts owed to the participating employees of Wilbert, Inc. and its subsidiaries, which included one employee of the Company.

In connection with the Spin-off Transaction, the Company assumed the responsibility for paying the amounts due under the Phantom Plans to the one participant employee of the Company as well as certain previously fixed amounts due to the one participant employee of the Company and another former employee of the Company under the Phantom Plans. These amounts totaled $73,344 and $101,988 at September 30, 2009 and September 27, 2008, respectively.

WILBERT FUNERAL SERVICES, INC.
Notes to Financial Statements
September 30, 2009 and September 27, 2008
(Unaudited)

(5) Income Taxes

The provision for income taxes consists of the following:

	Period from	
	December 28, 2008 to September 30, 2009	**January 1, 2008 to September 27, 2008**
Current:		
Federal	$ 1,500,400	$ 1,073,600
State	134,200	157,900
	1,634,600	1,231,500
Deferred:		
Federal	—	—
State	—	—
	—	—
	$ 1,634,600	$ 1,231,500

A reconciliation of the U.S. federal statutory income tax rate to the effective tax rate is as follows:

	Period from	
	December 28, 2008 to September 30, 2009	January 1, 2008 to September 27, 2008
U.S. federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	2.0	3.4
Other, net	1.0	2.1
Effective income tax rate	37.0%	39.5%

Deferred income tax assets and liabilities were comprised of the following:

	Period from	
	December 28, 2008 to September 30, 2009	January 1, 2008 to September 27, 2008
Deferred tax assets		
Inventory	$352,160	$224,600
Compensation	284,590	220,300
Receivables	93,250	93,300
Depreciation	72,585	0
Other	22,847	97,100
	825,432	635,300
Deferred tax liabilities		
Accelerated depreciation	------	116,200
	------	116,200
Net deferred tax assets	$825,432	$519,100

Deferred income taxes are recognized for future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Management considers whether it is more likely than not that recorded tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(6) Commitments and Contingencies

At September 30, 2009, the minimum future lease payments due under noncancelable operating leases and commitments are as follows:

Twelve-Months Ended September 30,	
2010	$ 131,928
2011	27,238
2012	—
2013	—
2014	—
Thereafter	—
	$ 159,166

During fiscal 1994, the Company introduced the Wilbert® Guaranteed Vault Program (the "Program") in order to enhance the ability of the Company and its participating licensees to serve the pre-need funeral service market. Under the terms of the Program, the participating Wilbert® licensee commits to: (i) the availability of the product specified in the certificate of pre-sale (the "Certificate"), or a substantially similar product, for a period of twenty years; and (ii) deliver the Wilbert® product and services specified in the Certificate at the time of need. The licensee also commits to the price of the product and services at the current market price adjusted for not more than the rate of inflation, and the Company guarantees the participating licensee's performance at the time of need. Management believes that the existence of any potential contingent liability resulting from the difference in the committed price for the product and services to be rendered and the then current market price thereof is immaterial to its financial position or results of operations.

During the 1930's, the Company introduced the Wilbert® Burial Vault Guarantee (the "WBVG"). Under the terms of the WBVG, the participating Wilbert® licensee (the "Manufacturer") commits to the replacement of a burial vault, for a predetermined number of years, if, upon internment, it has failed in any way to resist the entrance of water or any element found in the soil in which it is interred. The WBVG contains detailed language regarding the disinterment process and required notices. The Company is obligated to perform under the WBVG in the event that the Manufacturer is no longer in business. The WBVG stipulates that the Company must maintain designated assets in excess of $25,000 at all times. Assets of the WBVG program totaled $37,927 and $37,919 at September 30, 2009 and September 27, 2008, respectively.

The Company is party to a ten-year supply agreement with Daubert Chemical Company, Inc. ("Daubert") that expires in April 2011. Under the terms of this agreement, Daubert has agreed to supply all of the Company's requirements for adhesive and coating products manufactured by Daubert under license from the Company. Daubert agreed to supply the products covered by this agreement exclusively to the Company and the Company agreed to purchase not less than $2,100,000 of product each year that the contract is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage change of the direct cost of raw materials. Annual price changes may also be made based on the percentage change of Daubert's direct labor cost.

The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(7) Investments in Unconsolidated Entities

On October 1, 2006, the Company invested $160,000 in Paws and Remember, LLC ("Paws and Remember"). Paws and Remember was formed in September 2006 and is engaged in the development and marketing of franchises for pet cremation and related services throughout the United States and Canada. These franchises are operated by independent entrepreneurs under the terms of a franchise agreement. The Company uses the equity method of accounting for its investment in Paws and Remember. The Company owns and has owned 50% of Paws and Remember in every period since inception of Paws and Remember. In 2007, the Company invested an additional $160,000 in Paws and Remember. In 2008, the Company invested an additional $100,000 in Paws and Remember and had a cash investment in Paws and Remember of $420,000 at September 27, 2008 and at September 30, 2009. The Company's investment in Paws and Remember has been reduced by $587,458 as of September 30, 2009, to recognize the Company's share of the accumulated operating losses and is included as a $167,458 and $45,124 component of Other noncurrent liabilities on the balance sheets as of September 30, 2009 and September 27, 2008, respectively.

On November 6, 2007, Paws and Remember established a revolving line of credit (the "Credit Line") with Bank of America, N.A., as amended, for loans up to $400,000, with interest payable monthly at the prime rate (3.25% at September 30, 2009) plus 0.50 percentage points. The Credit Line matures on July 31, 2010. The Credit Line is collateralized by substantially all assets of Paws and Remember of approximately $273,000 and the loan balance outstanding was $240,000 as of September 30, 2009. The Credit Line is guaranteed by the equity investors of Paws and Remember.

(8) Related Parties

Prior to the Spin-off Transaction, the Company participated in the cash management program of Wilbert, Inc. Funding requirements, when needed, were supplied to the Company by Wilbert, Inc. as its sole source of financing. Free cash flow generated by the Company, when available, was transferred on a daily basis to the corporate bank accounts of Wilbert, Inc. The Cash transferred to Wilbert, Inc. of $3,915,792 as displayed on the Statements of Cash Flows for the period January 1, 2008 to September 27, 2008, represents the net amount of free cash flow generated by the Company in that period. That amount was used to reduce Wilbert, Inc.'s investment in the Company during that period.

Wilbert, Inc. provided certain services and incurred certain costs related to the Company prior to the Spin-off Transaction. Under the terms of a transition services agreement with Wilbert, Inc., the Company obtains services related to the administration of treasury, human resources, finance, and information technology at agreed-upon pricing based on cost allocations prior to the Spin-off Transaction. These services are being provided for an initial term of one year and the Company may extend such term for an additional six months with respect to one or more categories of services. These services are included in

operating expenses and totaled a pre-tax expense of $360,000 and $774,072 for the periods ended September 30, 2009 and September 27, 2008, respectively. These amounts were paid to Wilbert, Inc. in the ordinary course of business and are in addition to the amounts described above. These expenses were proportionally allocated to the Company based upon the amounts incurred by Wilbert, Inc. and shared with the Company based upon a variety of factors, including revenues, payroll, fixed assets and other factors. These charges represent amounts that management believes would have been incurred to duplicate the services provided had the Company operated on a stand alone basis. The operating results of the period ended September 27, 2008, also included rent charged by Wilbert, Inc. in the amount of $329,000 for the use of various facilities owned or leased by Wilbert, Inc. and used by the Company. This amount was paid to Wilbert, Inc. in the ordinary course of business and is in addition to the amounts described above.

Concurrent with the Spin-off Transaction, Wilbert, Inc. and the Company entered into a five-year supply agreement for the Company's requirements for plastic burial and urn vault liners and certain other plastic products. The agreement will automatically renew for two-year terms thereafter unless either party provides notice of its intent not to renew at least one year prior to the expiration of the then current term. The 2009 and 2010 base prices for the products to be sold to the Company were established based on negotiations between both parties. The negotiated base prices took into account then current costs and pricing, and provided Wilbert, Inc. with a profit margin appropriate in a contract negotiated at arm's length. The initial base prices went into effect on January 1, 2009. According to the agreement, product prices may be increased or decreased from time to time (based on a 60 day advance notice) based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs.

Plastic liner and certain other plastic product purchases from Wilbert, Inc. amounted to $13,696,868 and $18,058,445 for the periods ended September 30, 2009 and September 27, 2008, respectively. These amounts were paid to Wilbert, Inc. in the ordinary course of business and are in addition to the amounts described above.

PART III

EXHIBIT INDEX

These exhibits are numbered in accordance with Item 2 of Part III of Form 1-A.

Exhibit Number*	Description
2.1	Amended and Restated Articles of Incorporation of issuer
2.2	By-laws of issuer, as amended
3.1	Specimen of Stock Certificate of issuer
4.1**	Form of Subscription Agreement (for use in Phases I and II of the Offering)
4.2**	Form of Subscription Agreement (for use in Phase III of the Offering)
6.1	Tax Matters Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.2	Transition Services Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.3	Manufacturing and Supply Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.4	Supply Agreement between issuer and Daubert Chemical Company, Inc. dated April 30, 2001
6.5	Form of Intellectual Property Licensing Agreement
6.6	Credit Agreement dated as of December 28, 2008 between issuer and Bank of America, N.A.
6.7	Employee Matters Agreement dated as of December 27, 2008 between Wilbert, Inc. and the issuer
6.8	Trademark Consent and Coexistence Agreement dated December 27, 2008 between Wilbert, Inc. and issuer
6.9	Office Space Lease made as of December 27, 2008
6.10	Warehouse Space Agreement dated December 27, 2008 between Wilbert, Inc. and issuer
8.1	Separation Agreement between issuer and Wilbert, Inc. dated December 27, 2008
9.1**	Escrow Agreement
10.1**	Consent of Polsinelli Shughart PC (included in Exhibit 11.1)
11.2**	Opinion of Polsinelli Shughart PC regarding legality of securities
15.1	Power of Attorney (see signature pages to this offering statement on Form 1-A)
15.2**	Form of Offering Circular Transmittal Letter and Phase I Subscription Instructions
15.3**	Form of Offering Circular Supplement regarding Phase II of the Offering
15.4**	Form of Phase II Subscription Instructions
15.5**	Form of Offering Circular Supplement regarding Phase III of the Offering
15.6**	Form of Phase III Subscription Instructions

* Unless otherwise indicated, the exhibit has been previously filed.

** Filed herewith.

SIGNATURES

The issuer has duly caused this Amendment No. 2 to the Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broadview, State of Illinois, on February 26, 2010.

WILBERT FUNERAL SERVICES, INC.

By: ______________________________
Wm. Anthony Colson, President and
Chief Executive Officer

This Amendment No. 2 to the Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Wm. Anthony Colson	President and Chief Executive Officer	February 26, 2010
Michael F. Bogacki	Chief Financial Officer	February 26, 2010
* F. Coll Bowen III	Director	February _____, 2010
* Steven M. Bush	Director	February _____, 2010
* Paul E. Cooper	Director	February _____, 2010
Terry G. Christenberry	Director	February _____, 2010

SIGNATURES

The issuer has duly caused this Amendment No. 2 to the Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broadview, State of Illinois, on February _____, 2010.

WILBERT FUNERAL SERVICES, INC.

By: ________________________________
Wm. Anthony Colson, President and Chief Executive Officer

This Amendment No. 2 to the Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
______________________ Wm. Anthony Colson	President and Chief Executive Officer	February _____, 2010
______________________ Michael F. Bogacki	Chief Financial Officer	February _____, 2010
* F. Coll Bowen III	Director	February 26, 2010
* Steven M. Bush	Director	February 26, 2010
* Paul E. Cooper	Director	February 26, 2010
Terry G. Christenberry	Director	February 26, 2010

Signature	Title	Date
* Randy L. Fehrenbacher	Director	February 26, 2010
* C. James Mans	Director	February 26, 2010
* Charles P. Morley	Director	February 26, 2010
* Dennis P. Welzenbach	Director	February 26, 2010
* John B. Williams	Director	February 26, 2010

* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 2 to the Offering Statement pursuant to the Power of Attorney executed by the above-named persons and previously filed with the Securities and Exchange Commission on behalf of such persons.

Terry Christenberry, Attorney-In-Fact

SUBSCRIPTION AGREEMENT
(For Use in Phases I and II of the Offering)

To: **Wilbert Funeral Services, Inc.**
Attn: Wm. Anthony Colson
2913 Gardner Road
Broadview, IL 60155

Re: **Subscription for Common Stock of Wilbert Funeral Services, Inc.**

Reference is made to the offering (the "**Offering**") by Wilbert Funeral Services, Inc., an Illinois corporation (the "**Company**") of 150,000 shares of Company common stock, par value $0.001 per share (the "**Shares**") at a price of $20.00 per share for sale to the Company's shareholders of record as of ___________, 2010 (the "**Record Date**"). The Offering is being made pursuant to that certain Offering Circular of the Company, dated ________________, 2010, as supplemented from time to time (the "**Offering Circular**"). Unless the context requires otherwise, all capitalized terms in this Subscription Agreement have the meanings ascribed to such terms in the Offering Circular.

As described in the Offering Circular, shareholders of the Company as of the Record Date will be permitted, subject to certain eligibility conditions, to subscribe to purchase Shares in up to three subscription phases. The undersigned understands this Subscription Agreement relates to the phase of the Offering identified on Schedule A to the Subscription Agreement.

To exercise all or a portion of your subscription right with respect to this offering phase, you should properly complete and sign the Subscription Agreement and forward it, with payment of the subscription price in full for each Share subscribed, on or prior to the time specified in Schedule A hereto.

The maximum number of Shares that an eligible shareholder may subscribe for in this phase of the Offering is subject to the allocation procedures described in the Offering Circular. The undersigned understands that the maximum number of Shares that such person will be permitted to subscribe for in this phase of the Offering is set forth on Schedule A.

The undersigned understands that this subscription shall not be binding on the Company unless and until it is accepted by the Company.

The undersigned understands that the Shares are offered subject to withdrawal or cancellation of the Offering and the right of the Company to reject this subscription if the undersigned does not meet the eligibility requirements to purchase Shares in the Offering

The undersigned understands that such person's subscription payment shall be placed in an escrow account with Hinsdale Bank & Trust Company until a closing condition related to the Offering and described in the Offering Circular has been satisfied. In the event this closing condition has not been satisfied or this Subscription Agreement is not accepted, then such

person's subscription funds will be returned to the subscriber without interest and this Subscription Agreement shall be null and void.

This Subscription Agreement shall be construed in accordance with and governed by the internal laws of the State of Illinois, without reference to conflict of laws principles.

I make the following representations and warranties:

1. I acknowledge that prior to the execution of this Subscription Agreement, I received the Offering Circular furnished in connection with this Offering.

2. I am a shareholder of record of the Company as of the date of this subscription.

3. My name and residence, both as set forth in Schedule A hereto, are true and correct.

4. I am purchasing the Shares for my own account and not on behalf of any other person and for investment purposes only.

5. I understand that, due to the restrictions described below and the lack of any active market existing or likely to exist for the Shares, my investment in the Shares may have to be held indefinitely.

6. I understand the Shares are subject to provisions of the Company's by-laws, as amended, that substantially restrict the transferability of the Shares and that an appropriate legend will be placed upon the certificate(s) issued to me pursuant to this Offering, reflecting the restrictions on transferability set forth in the Company's by-laws, as amended.

7. I will hold title to the Shares as set forth in Schedule A.

8. The information contained herein is complete and accurate and may be relied upon by the Company and I will notify the Company immediately of any material change in any such information occurring after the delivery of this Subscription Agreement.

SECTION I: SUBSCRIPTION FOR SHARES

To subscribe for Shares in the phase of the Offering identified on Schedule A, please complete the subscription information on the following page. In addition, you must sign the Subscription Authorization under Section II.

SUBSCRIPTION: With respect to the phase of the offering identified on Schedule A, the undersigned hereby irrevocably subscribes to purchase the number of Shares indicated below on the terms and subject to the conditions specified in the Offering Circular, which are incorporated herein by reference, and this Subscription Agreement.

Subscription Amount:

I subscribe for ____________________ Shares at $20.00 each = $____________________
(no. of Shares) (subscription price)

METHOD OF PAYMENT (CHECK APPROPRIATE BOX):

☐ Check, bank draft, or money order payable to "Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc." or

☐ Wire transfer of immediately available funds directly to the escrow account maintained by the Company for the benefit of subscribers:

Escrow Agent:	Hinsdale Bank & Trust Company
ABA #	0719-2540-2
Account No.	0250042738

SECTION II – SUBSCRIPTION AUTHORIZATION

I acknowledge that I have received the Offering Circular and I hereby irrevocably subscribe for the number of Shares indicated on the appropriate form above on the terms and conditions specified in the Offering Circular. I certify that the information contained in this Subscription Agreement, including my representations and warranties, is true and correct.

Signature(s) of Subscriber ____

SSN/Tax ID:____

IMPORTANT: The signature(s) must correspond with the name(s) as printed on Schedule A to this Subscription Agreement in every particular, without alteration or enlargement, or any other change whatsoever.

If signature is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in-fact, agent(s), officer(s) of a corporation or another acting in a fiduciary or representative capacity, please provide the following information (please print).

Name:______________________________ Capacity:______________________________

Phone:______________________________

ADDITIONAL INSTRUCTIONS

If the aggregate subscription price enclosed or transmitted is insufficient to purchase the total number of Shares subscribed for above, or if the number of Shares being subscribed for is not specified, you will be deemed to have subscribed for the maximum amount of Shares that could be subscribed for upon payment of such amount.

ACCEPTANCE OF SUBSCRIPTION

Wilbert Funeral Services, Inc.

The foregoing subscription for _______ Shares is hereby accepted this _____ day of ___________________, 2010.

WILBERT FUNERAL SERVICES, INC.

By: ____________________________________
Name: __________________________________
Title: ___________________________________

SCHEDULE A

Offering Phase: ____________________
Name and address of subscriber:

____
____
____

Maximum number of Shares available for subscription by subscriber in this Phase: ___________________________

To exercise all or a portion of your subscription right afforded by the Offering Phase referenced above, you should properly complete and sign the Subscription Agreement and forward it, with payment of the Subscription Price in full for each Share subscribed, to the Company on or prior to 5:00 p.m. Central time, on ________. 2010.

SUBSCRIPTION AGREEMENT
(For Use in Phase III of the Offering)

To: **Wilbert Funeral Services, Inc.**
Attn: Wm. Anthony Colson
2913 Gardner Road
Broadview, IL 60155

Re: **Subscription for Common Stock of Wilbert Funeral Services, Inc.**

Reference is made to the offering (the "**Offering**") by Wilbert Funeral Services, Inc., an Illinois corporation (the "**Company**") of 150,000 shares of Company common stock, par value $0.001 per share (the "**Shares**") at a price of $20.00 per share for sale to the Company's shareholders of record as of ___________, 2010 (the "**Record Date**"). The Offering is being made pursuant to that certain Offering Circular of the Company, dated ________________, 2010, as supplemented from time to time (the "**Offering Circular**"). Unless the context requires otherwise, all capitalized terms in this Subscription Agreement have the meanings ascribed to such terms in the Offering Circular.

As described in the Offering Circular, shareholders of the Company as of the Record Date will be permitted, subject to certain eligibility conditions, to subscribe to purchase Shares in up to three subscription phases. The undersigned understands this Subscription Agreement relates to Phase III of the Offering.

To exercise all or a portion of your subscription right with respect to this offering phase, you should properly complete and sign the Subscription Agreement and forward it, with payment of the subscription price in full for each Share subscribed, on or prior to the time specified in Schedule A hereto.

The maximum number of Shares that an eligible shareholder may subscribe for in this phase of the Offering is subject to the allocation procedures described in the Offering Circular. The undersigned understands that the maximum number of Shares that such person will be permitted to subscribe for in this phase of the Offering is set forth on Schedule A.

The undersigned understands that this subscription shall not be binding on the Company unless and until it is accepted by the Company.

The undersigned understands that the Shares are offered subject to withdrawal or cancellation of the Offering and the right of the Company to reject this subscription if the undersigned does not meet the eligibility requirements to purchase Shares in the Offering

The undersigned understands that such person's subscription payment shall be placed in an escrow account with Hinsdale Bank & Trust Company until a closing condition related to the Offering and described in the Offering Circular has been satisfied. In the event this closing condition has not been satisfied or this Subscription Agreement is not accepted, then such person's subscription funds will be returned to the subscriber without interest and this Subscription Agreement shall be null and void.

This Subscription Agreement shall be construed in accordance with and governed by the internal laws of the State of Illinois, without reference to conflict of laws principles.

I make the following representations and warranties:

1. I acknowledge that prior to the execution of this Subscription Agreement, I received the Offering Circular furnished in connection with this Offering.

2. I am a shareholder of record of the Company as of the date of this subscription.

3. My name and residence, both as set forth in Schedule A hereto, are true and correct.

4. I am purchasing the Shares for my own account and not on behalf of any other person and for investment purposes only.

5. I understand that, due to the restrictions described below and the lack of any active market existing or likely to exist for the Shares, my investment in the Shares may have to be held indefinitely.

6. I understand the Shares are subject to provisions of the Company's by-laws, as amended, that substantially restrict the transferability of the Shares and that an appropriate legend will be placed upon the certificate(s) issued to me pursuant to this Offering, reflecting the restrictions on transferability set forth in the Company's by-laws, as amended.

7. I will hold title to the Shares as set forth in Schedule A.

8. The information contained herein is complete and accurate and may be relied upon by the Company and I will notify the Company immediately of any material change in any such information occurring after the delivery of this Subscription Agreement.

SECTION I: SUBSCRIPTION FOR SHARES

To subscribe for Shares in Phase III, please complete the subscription information on the following page. In addition, you must sign the Subscription Authorization under Section II.

SUBSCRIPTION: With respect to Phase III of the offering, the undersigned hereby irrevocably subscribes to purchase the number of Shares indicated below on the terms and subject to the conditions specified in the Offering Circular, which are incorporated herein by reference, and this Subscription Agreement.

Phase III Subscription Right:

I subscribe for ____________________ Shares at $20.00 each = $____________________
(no. of Shares) (subscription price)

Phase III Over-Subscription Privilege:

IF YOU SUBSCRIBE TO PURCHASE THE MAXIMUM NUMBER OF SHARES AVAILABLE FOR SUBSCRIPTION BY YOUR IN PHASE III OF THE OFFERING, YOU MAY ALSO EXERCISE AN OVER-SUBSCRIPTION PRIVILEGE TO PURCHASE ADDITIONAL SHARES THAT MAY REMAIN UNSUBSCRIBED AT THE EXPIRATION OF PHASE III ON THE PRO RATA BASIS DESCRIBED IN THE OFFERING CIRCULAR.

I apply to over-subscribe for ____________________ Shares at $20.00 each = $__________________
(no. of Shares) (subscription price)

Total Amount Enclosed = $_______________

METHOD OF PAYMENT (CHECK APPROPRIATE BOX):

☐ Check, bank draft, or money order payable to "Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc." or

☐ Wire transfer of immediately available funds directly to the escrow account maintained by the Company for the benefit of subscribers:

Escrow Agent: Hinsdale Bank & Trust Company
ABA # 0719-2540-2
Account No, 0250042738

SECTION II – SUBSCRIPTION AUTHORIZATION

I acknowledge that I have received the Offering Circular and I hereby irrevocably subscribe for the number of Shares indicated on the appropriate form above on the terms and conditions specified in the Offering Circular. I certify that the information contained in this Subscription Agreement, including my representations and warranties, is true and correct.

Signature(s) of Subscriber ____

SSN/Tax ID:____

IMPORTANT: The signature(s) must correspond with the name(s) as printed on Schedule A to this Subscription Agreement in every particular, without alteration or enlargement, or any other change whatsoever.

If signature is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in-fact, agent(s), officer(s) of a corporation or another acting in a fiduciary or representative capacity, please provide the following information (please print).

Name:______________________________ Capacity:____________________________

Phone:_____________________________

ADDITIONAL INSTRUCTIONS

If the aggregate subscription price enclosed or transmitted is insufficient to purchase the total number of Shares subscribed for above, or if the number of Shares being subscribed for is not specified, you will be deemed to have subscribed for the maximum amount of Shares that could be subscribed for upon payment of such amount. If the aggregate subscription price paid by you exceeds the amount necessary to purchase the number of Shares for which you have subscribed to purchase (such excess being the "Subscription Excess"), then you will be deemed to have exercised the Phase III over-subscription privilege to the full extent of the excess payment tendered to purchase, to the extent available, the number of whole Shares equal to the quotient obtained by dividing the Subscription Excess by the excess subscription price. To the extent any portion of the aggregate Subscription Price enclosed or transmitted remains after the foregoing procedures, such funds will be returned to you without interest or deduction as soon as practicable.

ACCEPTANCE OF SUBSCRIPTION

Wilbert Funeral Services, Inc.

The foregoing subscription for _______ Shares is hereby accepted this _____ day of ___________________, 2010.

WILBERT FUNERAL SERVICES, INC.

By: ___________________________________
Name: _________________________________
Title: __________________________________

SCHEDULE A

Offering Phase: Phase III
Name and address of subscriber:

____
____
____

Maximum number of Shares available for subscription by subscriber in this Phase*: ______________________

* Those Phase III Eligible Shareholders who subscribe to purchase their full pro rata portion of the Shares in Phase III may also exercise an over-subscription privilege to subscribe to purchase additional Shares that may remain unsubscribed at the expiration of Phase III, on the pro rata basis described below, rounded down to the nearest whole Share number. If sufficient Shares are available, the Company will seek to honor each over-subscription request. If, however, the number of Shares remaining is not sufficient to satisfy all over-subscription requests, the Company will allocate the available Shares (subject to elimination of fractional Shares) among the Phase III Eligible Shareholders who over-subscribe in the proportion which the number of Shares each such Phase III Eligible Shareholder subscribed to purchase through the Phase III basic subscription right bears to the total number of Shares that all over-subscribing Phase III Eligible Shareholders subscribed to purchase through the Phase III basic subscription right.

To exercise all or a portion of your subscription right afforded by the Offering Phase referenced above, you should properly complete and sign the Subscription Agreement and forward it, with payment of the Subscription Price in full for each Share subscribed, to the Company on or prior to 5:00 p.m. Central time, on ________. 2010.

Exhibit 9.1

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this "Agreement") is made and entered into as of this 19th day of February 2010 by and between Wilbert Funeral Services, Inc., a Illinois corporation (the "Company") and Hinsdale Bank & Trust Company, as escrow agent, a state chartered bank and trust company organized and existing under the laws of the state of Illinois (the "Escrow Agent").

RECITALS

WHEREAS, the Company proposes to offer and sell up to 150,000 shares of Company common stock, $0.001 par value (the "Shares"), on a best-efforts basis at a purchase price of $20.00 per share (the "Offering") to existing shareholders of the Company pursuant to the Company's Offering Circular contained in its Offering Statement on Form 1-A (File No. 024-10258), as amended from time to time (the "Offering Circular").

WHEREAS, the Company has agreed that the subscription price paid by subscribers for shares will be refunded to such subscribers if the Company does not receive by the Offering Termination Date, as defined below, an opinion of counsel, in form and substance satisfactory to Company and Wilbert, Inc. (the "Former Parent Company") that the sale of Shares in the Offering will not adversely affect the tax-free status of the 2008 spin-off transaction in which the shareholders of Former Parent Company received all of the common stock of Company (the "Offering Closing Condition"). As used in this Agreement, the term "Offering Termination Date" means that date that is 60 days after the date of the Offering Circular.

WHEREAS, the Company desire to establish an escrow account (the "Escrow Account") as further described herein, in which funds received from subscribers will, except as otherwise specified herein, be deposited, and the Company desires that Hinsdale Bank & Trust Company act as escrow agent to the Escrow Account and Escrow Agent is willing to act in such capacity.

WHEREAS, in order to subscribe for Shares during the Escrow Period (as defined below), a subscriber must deliver the full amount of its subscription: (i) by check, draft or money order made payable to the order of "Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc." in U.S. dollars or (ii) by draft, or wire transfer of immediately available funds in U.S. dollars transmitted directly to the Escrow Account.

AGREEMENT

NOW, THEREFORE, the Company and Escrow Agent agree to the terms of this Agreement as follows:

1. Establishment of Escrow Account; Escrow Period. On or prior to the commencement of the offering of Shares pursuant to the Offering Circular, the Company shall establish the Escrow Account with the Escrow Agent, which shall be entitled "Hinsdale Bank & Trust Company, as Escrow Agent for Wilbert Funeral Services, Inc." This Agreement shall be effective as of the date of the Offering Circular. The escrow period shall commence upon the effectiveness of this Agreement and shall continue until the earlier of (i) the date upon which the

Escrow Agent receives confirmation from the Company and that the Company has achieved the Offering Closing Condition, (ii) the Offering Termination Date, or (iii) the termination of the Offering by the Company prior to the receipt of the Offering Closing Condition (the "Escrow Period").

2. Operation of the Escrow.

(a) Deposits in the Escrow Account. During the Escrow Period, persons subscribing to purchase Shares will be instructed by the Company to make checks for subscriptions payable to the order of "Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc." Completed subscription agreements and checks or money orders in payment for the purchase price shall be remitted by the Company to the P.O. Box designated for the receipt of such agreements and funds. Wires or automated payments shall be transmitted directly to the Escrow Account. The Company will furnish to the Escrow Agent a list detailing information regarding such subscriptions as set forth in Exhibit B. The Company will promptly deliver all monies received in good order from subscribers for the payment of Shares to the Escrow Agent for deposit in the Escrow Account. Deposits shall be held in the Escrow Account until such funds are disbursed in accordance with this Section 2 hereof. Prior to disbursement of the funds deposited in the Escrow Account, such funds shall not be subject to claims by creditors of the Company or any of its affiliates. If any of the instruments of payment are returned to the Escrow Agent for nonpayment prior to receipt of the Escrow Break Affidavit (as described below), the Escrow Agent shall promptly notify the Company in writing via mail, email or facsimile of such nonpayment, and the Escrow Agent is authorized to debit the Escrow Account, as applicable, in the amount of such returned payment. The Escrow Agent will maintain a written account of each sale, which account shall set forth, among other things, the following information: (i) the subscriber's name and address, (ii) the number of Shares purchased by such subscriber, and (iii) the amount paid by such subscriber for such Shares. During the Escrow Period the Company will not be entitled to any principal funds received into the Escrow Account. Subscription payments deposited in the Escrow Account may not be withdrawn by subscribers. If a subscriber's subscription agreement is rejected by the Company for any reason and the Escrow Agent receives notification of such rejection from the Company, such subscriber's subscription payment will be promptly returned by the Escrow Agent to the subscriber.

(b) Distribution of the Escrowed Funds. If at any time on or prior to the Offering Termination Date, the Offering Closing Condition has been achieved, then upon the happening of such event, the funds in the Escrow Account shall remain in the Escrow Account until the Escrow Agent receives written direction provided by the Company instructing the Escrow Agent to deliver the principal amount of such escrowed funds as the Company shall direct; provided, however, that the Escrow Agent shall not disburse those funds of a subscriber whose subscription has been rejected or rescinded of which the Escrow Agent has been notified by the Company, or otherwise in accordance with the Company's written request. An affidavit or certification from an officer of the Company to the Escrow Agent stating that the Offering Closing Condition has been timely achieved shall constitute sufficient evidence for the purpose of this Agreement that such event has

occurred (the "Break Escrow Affidavit"). The Affidavit shall indicate the date on which the Offering Closing Condition was achieved.

(c) If the Escrow Agent has not received a Break Escrow Affidavit on or prior to the Offering Termination Date, the Escrow Agent shall promptly create and dispatch checks drawn on the Escrow Account to return the principal amount of the funds in the Escrow Account, without deduction, penalty or expense, to the respective subscribers, and the Escrow Agent shall notify the Company of its distribution of the funds. The subscription payments returned to each subscriber shall be free and clear of any and all claims of the Company or any of its creditors.

3. Escrowed Funds. Upon receipt of the funds received from subscribers to the Offering, the Escrow Agent shall hold such funds in escrow pursuant to the terms of this Agreement. All funds in the Escrow Account shall at all times be placed in non-interest bearing accounts.

Upon request, the Escrow Agent shall provide to the Company a statement on the account balance of the Escrow Account and the activities in the account.

4. Duties of the Escrow Agent. The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Agreement, and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall have no duty to enforce any obligation of any person, other than as provided herein. The Escrow Agent shall be under no liability to anyone by reason of any failure on the part of any party hereto or any maker, endorser or other signatory of any document or any other person to perform such person's obligations under any such document.

5. Liability of the Escrow Agent; Indemnification. The Escrow Agent acts hereunder as a depository only. The Escrow Agent is not responsible or liable in any manner for the sufficiency, correctness, genuineness or validity of this Escrow Agreement or with respect to the form of execution of the same. The Escrow Agent shall not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith, and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person(s). The Escrow Agent shall not be held liable for any error in judgment made in good faith by an officer or employee unless it shall be proved that the Escrow Agent was grossly negligent or reckless in ascertaining the pertinent facts or acted intentionally in bad faith. The Escrow Agent shall not be bound by any notice of demand, or any waiver, modification, termination or rescission of this Agreement or any of the terms hereof, unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall give its prior written consent thereto.

The Escrow Agent may consult legal counsel and shall exercise reasonable care in the selection of such counsel, in the event of any dispute or question as to the construction of any provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the reasonable opinion or instructions of such counsel.

The Escrow Agent shall not be responsible, may conclusively rely upon and shall be protected, indemnified and held harmless by the Company, for the sufficiency or accuracy of the form of, or the execution, validity, value or genuineness of any document or property received, held or delivered by it hereunder, or of the signature or endorsement thereon, or for any description therein; nor shall the Escrow Agent be responsible or liable in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any document, property or this Agreement.

In the event that the Escrow Agent shall become involved in any arbitration or litigation relating to the funds received from subscribers to the Offering, each is authorized to comply with any decision reached through such arbitration or litigation.

The Company hereby agrees to indemnify the Escrow Agent for, and to hold it harmless against any loss, liability or expense incurred in connection herewith without gross negligence, recklessness or willful misconduct on the part of the Escrow Agent, including without limitation legal or other fees arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including without limitation the costs and expenses of defending itself against any claim of liability in the premises or any action for interpleader. The Escrow Agent shall not be under any obligation to institute or defend any action, suit, or legal proceeding in connection herewith, unless first indemnified and held harmless to its satisfaction in accordance with the foregoing, except the Escrow Agent not shall be indemnified against any loss, liability or expense arising out of its own gross negligence, recklessness or willful misconduct. Such indemnity shall survive the termination or discharge of this Agreement or resignation of the Escrow Agent.

6. The Escrow Agent's Fee. Escrow Agent shall be entitled to a fee as Escrow Agent as set forth in Exhibit A. Additionally, Escrow Agent is entitled to reimbursement of any reasonable out of pocket and costs and expenses related to its obligations as Escrow Agent under this Agreement, including, but not limited to, reasonable attorneys' fees, arising from a dispute or arbitration between the parties or related to the escrowed funds. All of the Escrow Agent's fees, costs and expenses shall be paid by the Company.

7. Security Interests. No party to this Escrow Agreement shall grant a security interest in any monies or other property deposited with the Escrow Agent under this Escrow Agreement, or otherwise create a lien, encumbrance or other claim against such monies or borrow against the same.

8. Dispute. In the event of any disagreement between the undersigned or the person or persons named in the instructions contained in this Agreement, or any other person, resulting in adverse claims and demands being made in connection with or for any papers, money or property involved herein, or affected hereby, the Escrow Agent shall be entitled to refuse to comply with any demand or claim, as long as such disagreement shall continue, and in so

refusing to make any delivery or other disposition of any money, papers or property involved or affected hereby, the Escrow Agent shall not be or become liable to the undersigned or to any person named in such instructions for its refusal to comply with such conflicting or adverse demands, and the Escrow Agent shall be entitled to refuse and refrain to act until: (a) the rights of the adverse claimants shall have been fully and finally adjudicated in a court assuming and having jurisdiction of the parties and money, papers and property involved herein or affected hereby; or (b) all differences shall have been adjusted by agreement and the Escrow Agent shall have been notified thereof in writing, signed by all the interested parties.

9. Resignation of Escrow Agent. Escrow Agent may resign or be removed, at any time, for any reason, by written notice of its resignation or removal to Company at its address as set forth herein, at least 10 days before the date specified for such resignation or removal to take effect; upon the effective date of such resignation or removal:

(a) All cash and other payments and all other property then held by the Escrow Agent hereunder shall be delivered by it to such successor escrow agent as may be designated in writing by the Company, whereupon the Escrow Agent's obligations hereunder shall cease and terminate;

(b) If no such successor escrow agent has been designated by such date, all obligations of the Escrow Agent hereunder shall, nevertheless, cease and terminate, and the Escrow Agent's sole responsibility thereafter shall be to keep all property then held by it and to deliver the same to a person designated in writing by the Company or in accordance with the directions of a final order or judgment of a court of competent jurisdiction.

(c) Further, if no such successor escrow agent has been designated by such date, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor agent; further the Escrow Agent may pay into such court all monies and property deposited with Escrow Agent under this Agreement.

10. Notices. All notices, demands and requests required or permitted to be given under the provisions hereof must be in writing and shall be deemed to have been sufficiently given, upon receipt, if (i) personally delivered, (ii) sent by telecopy and confirmed by phone or (iii) mailed by registered or certified mail, with return receipt requested, delivered to the addresses set forth below, or to such other address as a party shall have designated by notice in writing to the other parties in the manner provided by this paragraph:

(1) If to Company:

Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, Illinois 60155
Telephone: (708) 865-1600
Facsimile: (708) 865-1646

(2) If to the Escrow Agent:

Hinsdale Bank & Trust Company
25 East First Street
Hinsdale, Illinois 60521
Attention: Elizabeth Reis
Treasury Management
Telephone: 630-655-8004
Facsimile: 630-655-8479

Escrow Agent Wiring Instructions:
Hinsdale Bank & Trust Company
ABA Routing Number: 0719-2540-2
Account Number: 0250042738
Account Name: Hinsdale Bank & Trust Company, as Escrow Agent for Wilbert Funeral Services, Inc.

Checks Payable Information:
Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc.
Attention: Elizabeth Reis, Treasury Management

____
____
____

11. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Illinois without regard to the principles of conflicts of law.

12. Binding Effect; Benefit. This Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the parties hereto.

13. Modification. This Agreement may be amended, modified or terminated at any time by a writing executed by the Company and the Escrow Agent.

14. Assignability. This Agreement shall not be assigned by the Escrow Agent without the Company's prior written consent.

15. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Copies, telecopies, facsimiles, electronic files and other reproductions of original executed documents shall be deemed to be authentic and valid counterparts of such original documents for all purposes, including the filing of any claim, action or suit in the appropriate court of law.

16. Headings. The section headings contained in this Agreement are inserted for convenience only, and shall not affect in any way, the meaning or interpretation of this Agreement.

17. Severability. This Agreement constitutes the entire agreement between the parties and supersedes all prior and contemporaneous agreements and undertakings of the parties in

connection herewith. No failure or delay of the Escrow Agent in exercising any right, power or remedy may be, or may be deemed to be, a waiver thereof; nor may any single or partial exercise of any right, power or remedy preclude any other or further exercise of any right, power or remedy. In the event that any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

18. Earnings Allocation; Tax Matters; Patriot Act Compliance; OFAC Search Duties. The Company or its agent shall be responsible for all tax reporting under this Escrow Agreement. The Company shall provide to Escrow Agent upon the execution of this Agreement any documentation requested and any information reasonably requested by the Escrow Agent to comply with the USA Patriot Act of 2001, as amended from time to time. The Escrow Agent, or its agent, shall complete an Office of Foreign Assets Control ("OFAC") search, in compliance with its policy and procedures, of each subscription check and shall inform the Company if a subscription check fails the OFAC search.

19. Miscellaneous. This Agreement shall not be construed against the party preparing it, and shall be construed without regard to the identity of the person who drafted it or the party who caused it to be drafted and shall be construed as if all parties had jointly prepared this Agreement and it shall be deemed their joint work product, and each and every provision of this Agreement shall be construed as though all of the parties hereto participated equally in the drafting hereof; and any uncertainty or ambiguity shall not be interpreted against any one party. As a result of the foregoing, any rule of construction that a document is to be construed against the drafting party shall not be applicable.

20. Termination of the Escrow Agreement. This Escrow Agreement, except for Sections 5 and 9 hereof, which shall continue in effect, shall terminate upon written notice from the Company to the Escrow Agent. Unless otherwise provided, final termination of this Escrow Agreement shall occur on the date that all funds held in the Escrow Account are distributed either (a) to the Company or to subscribers and the Company has informed the Escrow Agent in writing to close the Escrow Account or (b) to a successor escrow agent upon written instructions from the Company.

21. Relationship of Parties. The Company and the Escrow Agreement are unaffiliated parties, and this Agreement does not create any partnership or joint venture between them.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized representatives as of the date first written hereinabove:

COMPANY:

WILBERT FUNERAL SERVICES, INC.

By: ______________________________

Name: Michael Bogacki
Title: Chief Financial Officer

ESCROW AGENT:

HINSDALE BANK & TRUST COMPANY

By: ______________________________

Name: Elizabeth D. Reis
Title: Assistant Vice President

EXHIBIT A

ESCROW FEE

Acceptance Fee

Review escrow agreement and establish account	$________*
Transaction Fees	$________*

* Escrow services are being provided on a no-fee/no expense basis (except to those expenses described in Section 6 of the Agreement).

EXHIBIT B

FORM OF SUBSCRIBER LIST

Pursuant to the Escrow Agreement dated as of February 19, 2010, by and between Wilbert Funeral Services, Inc. (the "Company") and Hinsdale Bank & Trust Company., as escrow agent (the "Escrow Agent"), the Company hereby notifies the Escrow Agent that, as of the date set forth below, the following Subscribers have submitted subscription funds for the purchase of shares of common stock of the Company (the " Shares ") and such subscription funds have been deposited with Escrow Agent in accordance with the Escrow Agreement:

1. Name of Subscriber
   Address
   Tax Identification Number
   Number of Shares subscribed for
   Amount of money paid and deposited with Escrow Agent

2. Name of Subscriber
   Address
   Tax Identification Number
   Number of Shares subscribed for
   Amount of money paid and deposited with Escrow Agent

3. Name of Subscriber
   Address
   Tax Identification Number
   Number of Shares subscribed for
   Amount of money paid and deposited with Escrow Agent

____

By: ___________________________

Name: _________________________

Title: __________________________

Date: _______________________, 2010



700 West 47th Street, Suite 1000
Kansas City, MO 64112
(816) 753-1000
Facsimile: (816) 753-1536
www.polsinelli.com

February 26, 2010

Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, Illinois 60155

RE: Wilbert Funeral Services, Inc. – Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to Wilbert Funeral Services, Inc., an Illinois corporation (the "Company"), in connection with the preparation and filing of its Offering Statement on Form 1-A, as amended (the "Offering Statement"), with the Securities and Exchange Commission pursuant to Regulation A under the Securities Act of 1933, as amended. The Offering Statement relates to the proposed offering and sale of up to 150,000 shares of Company common stock, $0.001 par value per share (the "Shares"), purchasable upon the exercise of nontransferable subscription rights at a subscription price of $20.00 per share.

In connection with the foregoing, we have examined the Offering Statement and originals, or copies certified or otherwise identified to our satisfaction, of (i) the Amended and Restated Articles of Incorporation of the Company, (ii) the By-Laws of the Company, as amended, and (iii) such other documents, corporate records and other instruments as we have deemed necessary or appropriate in connection with this opinion. In our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents and instruments submitted to us as originals or copies, and the conformity of any copies to the originals. As to any facts material to this opinion that we did not independently establish or verify, we have relied upon oral or written statements and representations of officers and other representatives of the Company.

Based upon the foregoing and subject to compliance with the process set forth in the Offering Statement for exercise of the subscription rights, including payment of the subscription price, we are of the opinion that the Shares, if and when offered, sold, and issued, will be validly issued, fully paid and non-assessable.

The opinion expressed herein is limited to matters of law of the State of Illinois and we express no opinion as to the laws of any other state or jurisdiction.

We consent to the reference to our firm under the caption "Legal Matters" in the Offering Circular included in the Offering Statement and to the use of this opinion as an exhibit to the Offering Statement.

This opinion is being furnished in connection with the Offering Statement and is not to be used, quoted or otherwise referred to for any other purpose without our prior written consent. This opinion does not constitute such prior written consent.

Very truly yours,

Polsinelli Shughart PC

Polsinelli Shughart PC

Exhibit 15.2

[WFS Letterhead]

OFFERING CIRCULAR TRANSMITTAL LETTER AND PHASE I SUBSCRIPTON INSTRUCTIONS

_________________, 2010

Dear Wilbert Funeral Services, Inc. Shareholder:

Your management has determined that it is in the best interest of Wilbert Funeral Services, Inc. (the "Company") to further strengthen its capital base. Therefore, the Company is raising equity capital through an offering to our shareholders.

This letter relates to an offering of 150,000 shares of common stock (the "Shares") of the Company at a price of $20.00 per share, payable in cash, for sale to Company shareholders of record as of February __, 2010. The offering is described in detail in the Company's Offering Circular dated February __, 2010 (the "Offering Circular"), which is enclosed.

In addition to transmitting the Offering Circular, this letter summarizes your subscription rights pursuant to the offering and informs you of the maximum number of Shares that you can subscribe for in the initial phase of the offering ("Phase I").

Enclosed are copies of the following documents:

1. Offering Circular;
2. Subscription Agreement; and
3. A return envelope addressed to the Company.

As described in the accompanying Offering Circular, the offering is being conducted in up to three phases. **Phase I commenced on the date of the Offering Circular and will terminate at 5:00 p.m. Central time on _____________, 2010, unless extended in the sole discretion of the Company (as it may be extended, the "Phase I Expiration Time").**

During this Phase I of the offering, each of our eligible existing shareholders may subscribe to purchase, at a subscription price of $20.00 per Share (the "Subscription Price"), up to such person's pro rata portion of the Shares being offered, based on the number of shares of common stock held of record by such person as of _________________, 2010 as compared with the total number of shares of common stock held of record by all of our existing shareholders at that time. Based on the Company's calculation of your pro rata portion of the Shares being offered, you are entitled, in Phase I, to subscribe for up to that number of Shares as is set forth on Schedule A to the enclosed Subscription Agreement.

You may exercise all or a portion of your Phase I subscription right, or you may choose

not to subscribe to purchase any Shares available to you for subscription in Phase I. However, if you do not subscribe to purchase your full pro rata portion of the Shares being offered, you will not be eligible to subscribe for additional Shares in any additional phase(s) of the Offering.

If any Shares remain unsubscribed after the expiration of Phase I, the remaining Shares will be offered in a second phase of the offering ("Phase II"). As soon as practicable after the Phase I Expiration Time, the Company will determine the number of Shares remaining unsubscribed following Phase I. The number of Shares available for purchase in Phase II, if any, will be set forth in a supplement to this Offering Circular which will be distributed to shareholders eligible to subscribe for Shares in that phase.

Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase I (the "Phase II Eligible Shareholders") will be permitted to subscribe for Shares in Phase II. Accordingly, you will only be able to subscribe to purchase Shares in Phase II if you agreed to purchase your full pro rata portion of the Shares available for subscription by you in Phase I. The number of Shares that each Phase II Eligible Shareholder will be permitted to subscribe for in Phase II will be based on the allocation procedures described in the Offering Circular

If any Shares remain unsubscribed after the expiration of Phase II, the remaining Shares will be offered in a third phase ("Phase III"), based on the allocation procedures described in the Offering Circular. Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase II (the "Phase III Eligible Shareholders") will be permitted to subscribe for Shares in Phase III. Accordingly, you will only be eligible to subscribe to purchase Shares in Phase III if you agreed to purchase your full pro rata portion of the Shares available for subscription by you in Phase II. The number of Shares available for purchase in Phase III will be set forth in a supplement to this Offering Circular that will be distributed to the Phase III Eligible Shareholders.

As described in the Offering Circular, the closing on the purchase of any Shares subscribed for in the offering is conditioned on receipt of an opinion of tax counsel that the sale of Shares in the offering will not adversely affect the tax-free status of the Company's spin-off from its former parent company.

In order to exercise all or a portion of your Phase I subscription right, you should timely complete the enclosed Subscription Agreement to indicate the number of Shares you agree to purchase. Your completed and executed Subscription Agreement should be returned to the Company in the enclosed envelope together with full payment of the Subscription Price for each Share subscribed for in accordance with the procedures set forth in the Offering Circular. The execution of a Subscription Agreement constitutes a binding offer to buy Shares and an agreement to hold open the offer to buy the Shares until the Company accepts or rejects your subscription. No subscription will be valid unless the Company accepts such subscription in writing. In the Subscription Agreement, you will be required to represent and warrant, among other things, that you are a shareholder of the Company as of the date of your subscription and that you are purchasing the Shares on your own behalf for investment purposes only. You will also need to confirm your place of residence. In addition, only those subscribers who remain holders of record, as of the subscription closing date, of the common stock giving rise to the subscription rights in this offering may purchase Shares. The Company reserves the right to reject subscriptions received from shareholders who do not meet the eligibility requirements to

purchase Shares in the offering.

The Shares are being offered subject to withdrawal or cancellation of the offering without notice. Subscriptions will not be subject to revocation or termination by you.

The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of Company common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading "Risk Factors" in the Offering Circular. You should not participate in the offering if you are incapable of bearing the risks involved in owning Shares, including their lack of liquidity.

The offering will terminate 60 days from the date of the Offering Circular. Provided the closing condition has then been satisfied, a closing on the purchase of the Shares subscribed for in the offering will occur at the expiration of the final phase of the offering. You will receive certificates representing the Shares you have purchased as soon as practicable after the closing.

For a more complete description of the terms and conditions of the offering, please review the Offering Circular.

To exercise all or a portion of your Phase I subscription right, you should properly complete and sign the Subscription Agreement and forward it to the Company on or prior to 5:00 p.m. Central time, on ________. 2010. At the time you complete and forward your Subscription Agreement, you must also deliver full payment of the Subscription Price for each Share subscribed for in Phase I to the Company or, in the case you make payment by means of wire transfer, to the escrow account referenced below. Subscription payments will be held in a non-interest bearing escrow account to be maintained for the benefit of subscribers, until the Company has determined whether the closing condition of the offering has been satisfied. All payments must be made in U.S. dollars for the full number of Shares being subscribed for (a) by check or bank draft drawn upon a U.S. bank payable to "Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc." or (b) by wire transfer of immediately available funds, to the escrow account maintained by the Company for purposes of accepting subscriptions (the "Escrow Account") at:

> Account Holder: Hinsdale Bank & Trust Company, as Escrow Agent for Wilbert Funeral Services, Inc.
> Bank: Hinsdale Bank & Trust Company
> ABA # 0719-2540-2
> Account # 0250042738

Any wire transfer should clearly indicate the identity of the subscriber who is tendering payment by wire transfer. Payments will be deemed to have been received by the Company only upon (i) clearance of any uncertified check, (ii) receipt by the Company of any certified check or bank draft drawn upon a U.S. bank or (iii) receipt of collected funds in the Escrow Account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, shareholders who wish to tender payment by means of uncertified personal check are urged to make payment sufficiently in advance of the Phase I Expiration Time to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

The Subscription Agreement and subscription payment by means of a check must be delivered to the Company by hand delivery, mail, or courier service to the address below:

Wilbert Funeral Services, Inc.

Attn: Michael Bogacki, Chief Financial Officer
2913 Gardner Road
Broadview, Illinois 60155-4402

Telephone Number for Confirmation: (708) 865-1600, extension 134

If regular mail is used for delivery, the Company recommends using registered mail, properly insured, with return receipt requested. Delivery to an address other than that listed above does not constitute valid delivery.

Questions may be answered by, and additional copies of the relevant documents may be obtained by calling Michael Bogacki, the Company's Chief Financial Officer, at (708) 865-1600, extension 134.

Very truly yours,

Wilbert Funeral Services, Inc.

By:______________________________
Name: Wm. Anthony Colson
Title: President and Chief Executive Officer

Enclosures

Exhibit 15.3

SUPPLEMENT TO THE OFFERING CIRCULAR OF WILBERT FUNERAL SERVICES, INC. DATED ____________, 2010

This Supplement updates the Offering Circular of Wilbert Funeral Services, Inc. (the "Company") dated ____________, 2010 in the manner described below.

Plan of Distribution – Shares Remaining Unsubscribed Following Phase I of the Offering

Following the expiration of Phase I of the Company's offering of 150,000 shares of Company common stock (the "Shares") at a price of $20.00 per share to Company shareholders of record as of ___________, 2010, ___________ Shares of the Shares being offered remain unsubscribed. These remaining Shares are now available for subscription in the second phase of the offering ("Phase II") by those shareholders that previously subscribed to purchase their full pro rata portion of the Shares in Phase I of the Offering (the "Phase II Eligible Shareholders"). During Phase II, each Phase II Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares as equals such Phase II Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase I compared to the number of Shares agreed to be purchased by all Phase II Eligible Shareholders in Phase I. The aggregate number of Shares each Phase II Eligible Shareholder is entitled to receive in Phase II will be rounded up or down to the nearest whole number.

Subscriptions for the remaining Shares must be received by 5:00 p.m. Central time on ____________, 2010, unless the Company extends the expiration of this phase for such additional period as the Company deems appropriate in its sole discretion.

Any Shares remaining unsubscribed after the expiration of Phase II, will be available for purchase in a third phase of the offering ("Phase III"). Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase II (the "Phase III Eligible Shareholders") will be permitted to subscribe for Shares in Phase III.

For a more complete description of the terms and conditions of the Company's offering, see the section entitled "Plan of Distribution" in the Offering Circular.

This Supplement is dated ____________, 2010.

[WFS Letterhead]

PHASE II SUBSCRIPTION INSTRUCTIONS

_________________, 2010

Dear Wilbert Funeral Services, Inc. Phase II Eligible Shareholder:

Reference is made to the enclosed Supplement to the Offering Circular dated _______, 2010 (the "Offering Circular") of Wilbert Funeral Services, Inc. (the "Company") disclosing the number of shares of Company common stock (the "Shares") that remain unsubscribed following Phase I of the Company's offering. The Company is providing this supplement to you as a result of your eligibility to subscribe for these remaining Shares in accordance with the allocation procedures set forth in the Offering Circular.

In addition to transmitting the supplement, this letter summarizes your subscription right pursuant to the second phase of the offering ("Phase II") and informs you of the maximum number of Shares that you can subscribe for in Phase II.

Enclosed are copies of the following documents:

1. Supplement to the Offering Circular dated _____, 2010;
2. Subscription Agreement; and
3. A return envelope addressed to the Company.

As described in the previously provided Offering Circular, the offering is being conducted in up to three phases. **Phase II commenced on the date of the enclosed supplement and will terminate at 5:00 p.m. Central time on ________________, 2010, unless extended in the sole discretion of the Company (as it may be extended, the "Phase II Expiration Time").**

During Phase II, each Phase II Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares, at a subscription price of $20.00 per Share (the "Subscription Price"), as equals such Phase II Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase I compared to the number of Shares agreed to be purchased by all Phase II Eligible Shareholders in Phase I. Based on the Company's calculation of your allocated portion of the remaining Shares, you are entitled, in Phase II, to subscribe for up to that number of Shares as is set forth on Schedule A to the enclosed Subscription Agreement.

You may exercise all or a portion of your Phase II subscription right, or you may choose

not to subscribe to purchase any Shares available to you for subscription in Phase II. However, if you do not subscribe to purchase your full pro rata portion of the Shares available to you in Phase II you will not be eligible to subscribe for additional Shares in any additional phase of the Offering.

If any Shares remain unsubscribed after the expiration of Phase II, the remaining Shares will be offered in a third phase of the offering ("Phase III"). As soon as practicable after the Phase II Expiration Time, the Company will determine the number of Shares remaining unsubscribed following Phase II. The number of Shares available for purchase in Phase III, if any, will be set forth in a supplement to this Offering Circular which will be distributed to shareholders eligible to subscribe for Shares in that phase.

Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase II (the "Phase III Eligible Shareholders") will be permitted to subscribe for Shares in Phase III. Accordingly, you will only be able to subscribe to purchase Shares in Phase III if you agreed to purchase your full pro rata portion of the Shares available for subscription by you in Phase II. The number of shares that each Phase III Eligible Shareholder will be permitted to subscribe for in Phase III will be based on the allocation procedures described in the Offering Circular.

As described in the Offering Circular, the closing on the purchase of any Shares subscribed for in the offering is conditioned on receipt of an opinion of tax counsel that the sale of Shares in the offering will not adversely affect the tax-free status of the Company's spin-off from its former parent company.

In order to exercise all or a portion of your Phase II subscription right, you should timely complete the enclosed Subscription Agreement to indicate the number of Shares you agree to purchase. Your completed and executed Subscription Agreement should be returned to the Company in the enclosed envelope together with full payment of the Subscription Price for each Share subscribed for in accordance with the procedures set forth in the Offering Circular. The execution of a Subscription Agreement constitutes a binding offer to buy Shares and an agreement to hold open the offer to buy the Shares until the Company accepts or rejects your subscription. No subscription will be valid unless the Company accepts such subscription in writing. In the Subscription Agreement, you will be required to represent and warrant, among other things, that you are a shareholder of the Company as of the date of your subscription and that you are purchasing the Shares on your own behalf for investment purposes only. You will also need to confirm your place of residence. In addition, only those subscribers who remain holders of record, as of the subscription closing date, of the common stock giving rise to the subscription rights in this offering may purchase Shares. The Company reserves the right to reject subscriptions received from shareholders who do not meet the eligibility requirements to purchase Shares in the offering.

The Shares are being offered subject to withdrawal or cancellation of the offering without notice. Subscriptions will not be subject to revocation or termination by you.

The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of Company common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading "Risk Factors" in the Offering Circular. You should not participate in the offering if you are incapable of bearing the

risks involved in owning Shares, including their lack of liquidity.

The offering will terminate 60 days from the date of the Offering Circular. Provided the closing condition has then been satisfied, a closing on the purchase of the Shares subscribed for in the offering will occur at the expiration of the final phase of the offering. You will receive certificates representing the Shares you have purchased as soon as practicable after the closing.

For a more complete description of the terms and conditions of the offering, please review the Offering Circular, as supplemented.

To exercise all or a portion of your Phase II subscription right, you should properly complete and sign the Subscription Agreement and forward it to the Company on or prior to 5:00 p.m. Central time, on ________. 2010. At the time you complete and forward your Subscription Agreement, you must also deliver full payment of the Subscription Price for each Share subscribed for in Phase II to the Company or, in the case you make payment by means of wire transfer, to the escrow account referenced below. Subscription payments will be held in a non-interest bearing escrow account to be maintained for the benefit of subscribers, until the Company has determined whether the closing condition of the offering has been satisfied. All payments must be made in U.S. dollars for the full number of Shares being subscribed for (a) by check or bank draft drawn upon a U.S. bank payable to "Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc." or (b) by wire transfer of immediately available funds, to the escrow account maintained by the Company for purposes of accepting subscriptions (the "Escrow Account") at:

Account Holder: Hinsdale Bank & Trust Company, as Escrow Agent for Wilbert Funeral Services, Inc.
Bank: Hinsdale Bank & Trust Company
ABA # 0719-2540-2
Account # 0250042738

Any wire transfer should clearly indicate the identity of the subscriber who is tendering payment by wire transfer. Payments will be deemed to have been received by the Company only upon (i) clearance of any uncertified check, (ii) receipt by the Company of any certified check or bank draft drawn upon a U.S. bank or (iii) receipt of collected funds in the Escrow Account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, shareholders who wish to tender payment by means of uncertified personal check are urged to make payment sufficiently in advance of the Phase II Expiration Time to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

The Subscription Agreement and subscription payment by means of a check must be delivered to the Company by hand delivery, mail, or courier service to the address below:

Wilbert Funeral Services, Inc.
Attn: Michael Bogacki, Chief Financial Officer
2913 Gardner Road
Broadview, Illinois 60155-4402

Telephone Number for Confirmation: (708) 865-1600, extension 134

If regular mail is used for delivery, the Company recommends using registered mail, properly insured, with return receipt requested. Delivery to an address other than that listed above does not constitute valid delivery.

Questions may be answered by, and additional copies of the relevant documents may be obtained by calling Michael Bogacki, the Company's Chief Financial Officer, at (708) 865-1600, extension 134.

Very truly yours,

Wilbert Funeral Services, Inc.

By:__________________________
Name: Wm. Anthony Colson
Title: President and Chief Executive Officer

Enclosures

Exhibit 15.5

SUPPLEMENT TO THE OFFERING CIRCULAR OF WILBERT FUNERAL SERVICES, INC. DATED _____________, 2010

This Supplement updates the Offering Circular of Wilbert Funeral Services, Inc. (the "Company") dated _____________, 2010 in the manner described below.

Plan of Distribution – Shares Remaining Unsubscribed Following Phase II of the Offering

Following the expiration of Phase II of the Company's offering of 150,000 shares of Company common stock (the "Shares") at a price of $20.00 per share to Company shareholders of record as of ___________, 2010, ___________ Shares of the Shares being offered remain unsubscribed. These remaining Shares are now available for subscription in the third phase of the offering ("Phase III") by those shareholders that previously subscribed to purchase their full pro rata portion of the Shares in Phase II of the Offering (the "Phase III Eligible Shareholders"). During Phase III, each Phase III Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares as equals such Phase III Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase II compared to the number of Shares agreed to be purchased by all Phase III Eligible Shareholders in Phase II. The aggregate number of Shares each Phase III Eligible Shareholder is entitled to receive in Phase III will be rounded up or down to the nearest whole number. Those Phase III Eligible Shareholders who subscribe to purchase their full pro rata portion of the Shares in Phase III may also exercise an over-subscription privilege to subscribe to purchase additional Shares that may remain unsubscribed at the expiration of Phase III, on the pro rata basis described below, rounded down to the nearest whole Share number.

If sufficient Shares are available, the Company will seek to honor each over-subscription request. If, however, the number of Shares remaining is not sufficient to satisfy all over-subscription requests, the Company will allocate the available Shares (subject to elimination of fractional Shares) among the Phase III Eligible Shareholders who over-subscribe in the proportion which the number of Shares each such Phase III Eligible Shareholder subscribed to purchase through the Phase III basic subscription right bears to the total number of Shares that all over-subscribing Phase III Eligible Shareholders subscribed to purchase through the Phase III basic subscription right. If this pro rata allocation results in any Phase III Eligible Shareholder receiving a greater number of Shares than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such Phase III Eligible Shareholder will be allocated only that number of Shares for which the shareholder over-subscribed, and the remaining Shares will be allocated among all other Phase III Eligible Shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all available Shares have been allocated.

Any excess subscription payments received as a result of the exercise of over-subscription privileges that have not been satisfied will be returned, without interest or deduction, as soon as practicable.

Subscriptions for the remaining Shares, including over-subscription requests, must be received by 5:00 p.m. Central time on _____________, 2010, unless the Company extends the expiration of this phase for such additional period as the Company deems appropriate in its sole discretion.

For a more complete description of the terms and conditions of the Company's offering, see the section entitled "Plan of Distribution" in the Offering Circular.

This Supplement is dated _______________, 2010.

Exhibit 15.6

[WFS Letterhead]

PHASE III SUBSCRIPTION INSTRUCTIONS

_________________, 2010

Dear Wilbert Funeral Services, Inc. Phase III Eligible Shareholder:

Reference is made to the enclosed Supplement to the Offering Circular dated _______, 2010 (the "Offering Circular") of Wilbert Funeral Services, Inc. (the "Company") disclosing the number of shares of Company common stock (the "Shares") that remain unsubscribed following Phase II of the Company's offering. The Company is providing this supplement to you as a result of your eligibility to subscribe for these remaining Shares in accordance with the allocation procedures set forth in the Offering Circular.

In addition to transmitting the supplement, this letter summarizes your subscription rights pursuant to the third phase of the offering ("Phase III") and informs you of the maximum number of Shares that you can subscribe for in Phase III.

Enclosed are copies of the following documents:

1. Supplement to the Offering Circular dated ___________, 2010;
2. Subscription Agreement; and
3. A return envelope addressed to the Company.

As described in the previously provided Offering Circular, the offering is being conducted in up to three phases. **Phase III commenced on the date of the enclosed supplement and will terminate at 5:00 p.m. Central time on ______________, 2010, unless extended in the sole discretion of the Company (as it may be extended, the "Phase III Expiration Time").**

During Phase III, each Phase III Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares, at a subscription price of $20.00 per Share (the "Subscription Price") as equals such Phase III Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase II compared to the number of Shares agreed to be purchased by all Phase III Eligible Shareholders in Phase II. Based on the Company's calculation of your allocated portion of the remaining Shares, you are entitled, in Phase III, to subscribe for up to that number of Shares as is set forth on Schedule A to the enclosed Subscription Agreement.

Those Phase III Eligible Shareholders who subscribe to purchase their full pro rata

portion to the Shares in Phase III may also exercise an over-subscription privilege to subscribe to purchase additional Shares that may remain unsubscribed at the expiration of Phase III, on the pro rata basis described below, rounded down to the nearest whole Share number.

If sufficient Shares are available, the Company will seek to honor each over-subscription request. If, however, the number of Shares remaining is not sufficient to satisfy all over-subscription requests, the Company will allocate the available Shares (subject to elimination of fractional Shares) among the Phase III Eligible Shareholders who over-subscribe in the proportion which the number of Shares each such Phase III Eligible Shareholder subscribed to purchase through the Phase III basic subscription right bears to the total number of Shares that all over-subscribing Phase III Eligible Shareholders subscribed to purchase through the Phase III basic subscription right. If this pro rata allocation results in any Phase III Eligible Shareholder receiving a greater number of Shares than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such Phase III Eligible Shareholder will be allocated only that number of Shares for which the shareholder over-subscribed, and the remaining Shares will be allocated among all other Phase III Eligible Shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all available Shares have been allocated.

You may exercise all or a portion of your Phase III subscription rights, or you may choose not to subscribe to purchase any Shares available to you for subscription in Phase III.

As described in the Offering Circular, the closing on the purchase of any Shares subscribed for in the offering is conditioned on receipt of an opinion of tax counsel that the sale of Shares in the offering will not adversely affect the tax-free status of the Company's spin-off from its former parent company.

In order to exercise all or a portion of your Phase III subscription rights, you should timely complete the enclosed Subscription Agreement to indicate the number of Shares you agree to purchase, including the number of additional Shares you are subscribing for in connection with the exercise of your over-subscription privilege. Your completed and executed Subscription Agreement should be returned to the Company in the enclosed envelope together with full payment of the Subscription Price for each Share subscribed for in accordance with the procedures set forth in the Offering Circular. The execution of a Subscription Agreement constitutes a binding offer to buy Shares and an agreement to hold open the offer to buy the Shares until the Company accepts or rejects your subscription. No subscription will be valid unless the Company accepts such subscription in writing. In the Subscription Agreement, you will be required to represent and warrant, among other things, that you are a shareholder of the Company as of the date of your subscription and that you are purchasing the Shares on your own behalf for investment purposes only. You will also need to confirm your place of residence. In addition, only those subscribers who remain holders of record, as of the subscription closing date, of the common stock giving rise to the subscription rights in this offering may purchase Shares. The Company reserves the right to reject subscriptions received from shareholders who do not meet the eligibility requirements to purchase Shares in the offering.

The Shares are being offered subject to withdrawal or cancellation of the offering without notice. Subscriptions will not be subject to revocation or termination by you.

The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of Company common stock and should be

considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading "Risk Factors" in the Offering Circular. You should not participate in the offering if you are incapable of bearing the risks involved in owning Shares, including their lack of liquidity.

The offering will terminate 60 days from the date of the Offering Circular. Provided the closing condition has then been satisfied, a closing on the purchase of the Shares subscribed for in the offering will occur at the expiration of the final phase of the offering. You will receive certificates representing the Shares you have purchased as soon as practicable after the closing.

For a more complete description of the terms and conditions of the offering, please review the Offering Circular, as supplemented.

To exercise all or a portion of your Phase III subscription rights, including your over-subscription privilege, you should properly complete and sign the Subscription Agreement and forward it to the Company on or prior to 5:00 p.m. Central time, on ________, 2010. At the time you complete and forward your Subscription Agreement, you must also deliver full payment of the Subscription Price for each Share subscribed for in Phase III to the Company or, in the case you make payment by means of wire transfer, to the escrow account referenced below. Subscription payments will be held in a non-interest bearing escrow account to be maintained for the benefit of subscribers, until the Company has determined whether the closing condition of the offering has been satisfied. Any excess subscription payments received as a result of the exercise of over-subscription privileges that have not been satisfied will be returned, without interest or deduction, as soon as practicable.

All payments must be made in U.S. dollars for the full number of Shares being subscribed for (a) by check or bank draft drawn upon a U.S. bank payable to "Hinsdale Bank & Trust Company, Escrow Agent for Wilbert Funeral Services, Inc." or (b) by wire transfer of immediately available funds, to the escrow account maintained by the Company for purposes of accepting subscriptions (the "Escrow Account") at:

Account Holder: Hinsdale Bank & Trust Company, as Escrow Agent for Wilbert Funeral Services, Inc.
Bank: Hinsdale Bank & Trust Company
ABA # 0719-2540-2
Account # 0250042738

Any wire transfer should clearly indicate the identity of the subscriber who is tendering payment by wire transfer. Payments will be deemed to have been received by the Company only upon (i) clearance of any uncertified check, (ii) receipt by the Company of any certified check or bank draft drawn upon a U.S. bank or (iii) receipt of collected funds in the Escrow Account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, shareholders who wish to tender payment by means of uncertified personal check are urged to make payment sufficiently in advance of the Phase III Expiration Time to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

The Subscription Agreement and subscription payment by means of a check must be delivered to the Company by hand delivery, mail, or courier service to the address below:

Wilbert Funeral Services, Inc.
Attn: Michael Bogacki, Chief Financial Officer
2913 Gardner Road
Broadview, Illinois 60155-4402

Telephone Number for Confirmation: (708) 865-1600, extension 134

If regular mail is used for delivery, the Company recommends using registered mail, properly insured, with return receipt requested. Delivery to an address other than that listed above does not constitute valid delivery.

Questions may be answered by, and additional copies of the relevant documents may be obtained by calling Michael Bogacki, the Company's Chief Financial Officer, at (708) 865-1600, extension 134.

Very truly yours,

Wilbert Funeral Services, Inc.

By:__________________________
Name: Wm. Anthony Colson
Title: President and Chief Executive Officer

Enclosures